Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

AMONG

PROLOGIS, L.P.,

ROCKIES ACQUISITION LLC,

AND

INDUSTRIAL PROPERTY TRUST INC.

DATED AS OF JULY 15, 2019

EXHIBIT AND DISCLOSURE LETTERS
Exhibit
Exhibit A-1—Form of Company REIT Qualification Opinion
Exhibit A-2—Form of BTC Spinco REIT Qualification Opinion
Exhibit B—Merger Agreement Amendments
Exhibit C—Form of Tax Matters Agreement
Disclosure Letters
Company Disclosure Letter

 AGREEMENT AND PLAN OF MERGER

        This AGREEMENT AND PLAN OF MERGER, dated as of July 15, 2019 (this "Agreement"), is by and among Prologis, L.P., a Delaware limited partnership ("Parent"), Industrial Property Trust Inc., a Maryland corporation that has elected to be treated as a real estate investment trust for federal income tax purposes ("Company"), and Rockies Acquisition LLC, a Delaware limited liability company and wholly owned subsidiary of Parent ("Merger Sub"). Each of Parent, Merger Sub and Company is sometimes referred to herein as a "Party" and collectively as the "Parties." Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in Article 1.

        WHEREAS, the Parties hereto wish to effect a business combination through the merger of Merger Sub with and into Company (such merger transaction, the "Merger"), with Company being the surviving company (the "Surviving Entity") in the Merger, and pursuant to which each outstanding Class A Common Share, $0.01 par value per share, of Company (the "Class A Common Shares") and each outstanding Class T Common Share, $0.01 par value per share, of Company (the "Class T Common Shares" and together with the Class A Common Shares, the "Company Common Stock"), issued and outstanding immediately prior to the Effective Time, will be converted into the right to receive the Per Share Merger Consideration (as may be adjusted in accordance with Section 2.8), upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Maryland General Corporation Law, as amended (the "MGCL");

        WHEREAS, immediately prior to the Effective Time, (i) each Special Company Partnership Unit shall be redeemed by Company LP in exchange for the receipt by each holder of Special Company Partnership Units of a number of Company Partnership Units in accordance with the terms of Section 3.2(b) hereof, and (ii) immediately following such redemption described in clause (i), but prior to the Effective Time, each Company Partnership Unit not held by Company shall automatically be converted into one Class A Common Share;

        WHEREAS, the Board of Directors of Company (the "Company Board"), on behalf of Company, has (a) unanimously determined that the Merger and the other transactions contemplated by this Agreement are advisable and in the best interests of Company and its stockholders, (b) unanimously authorized and approved the execution, delivery and performance of this Agreement, the Merger and the other transactions contemplated by this Agreement, (c) unanimously directed that the Merger and the other transactions contemplated by this Agreement be submitted to a vote of the holders of Company Common Stock, and (d) unanimously resolved to recommend the approval of the Merger and the other transactions contemplated by this Agreement by Company stockholders;

        WHEREAS, the Board of Directors (the "Parent Board") of Prologis, Inc., a Maryland corporation (the "Parent General Partner"), in its capacity as the sole general partner of Parent, has (a) on behalf of Parent, (x) unanimously determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable and in the best interests of Parent and its partners and (y) unanimously authorized and approved the execution, delivery and performance of this Agreement, the Merger and the other transactions contemplated by this Agreement, and (b) on behalf of Parent, in its capacity as the sole member of Merger Sub, has taken all actions required for the execution of this Agreement by Merger Sub and to approve and adopt this Agreement and to approve the consummation by Merger Sub of the Merger and the other transactions contemplated by this Agreement;

        WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger will be treated as a taxable sale of all of the Company Common Stock and the Company Restricted Stock by the holders thereof to Parent in exchange for the Merger Consideration;

        WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the execution of this Agreement and to prescribe various conditions to the Merger; and

        NOW THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

ARTICLE 1
DEFINITIONS

        Section 1.1    Definitions.

          (a)   For purposes of this Agreement:

          "Action" means any claim, action, cause of action, suit, litigation, proceeding, arbitration, mediation, interference, audit, assessment, hearing or other legal proceeding (whether sounding in contract, tort or otherwise, whether civil or criminal) brought, conducted, tried or heard by or before, or otherwise involving, any Governmental Authority.

          "Affiliate" of a specified Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

          "Benefit Plan" means any "employee benefit plan" (within the meaning of Section 3(3) of ERISA) and any employment, consulting, termination, severance, change in control, separation, stock option, restricted stock, profits interest unit, performance award, outperformance, stock purchase, stock or stock-related awards, deferred compensation, bonus, incentive compensation, fringe benefit, health, medical, dental, disability, accident, life insurance, welfare benefit, cafeteria, vacation, sick or paid time off, perquisite, retirement, profit sharing, pension, or savings or any other remuneration, compensation or employee benefit plan, agreement, program, policy or other arrangement of any kind, whether or not subject to ERISA and whether written or unwritten, or funded or unfunded.

          "BTC Entities" means (i) IPT BTC I LP LLC, IPT BTC I GP LLC, IPT BTC II LP LLC, IPT BTC II GP LLC, (ii) Build-To-Core Industrial Partnership I LP, Build-To-Core Industrial Partnership II LP, (iii) each of the direct and indirect subsidiaries of the entities set forth in clause (ii), and (iv) any direct or indirect subsidiary of Company established to hold the equity interests in any of the entities set forth in clause (i), including BTC Spinco.

          "Business Day" means any day other than a Saturday, Sunday or any day on which banks located in New York, New York or Denver, Colorado are authorized or required to be closed.

          "Closing Net Working Capital Amount" means the aggregate amount, immediately prior to the Alternative Transaction Mergers, of the cash, other assets, and other liabilities, net, of Company, Company LP, and any other Company Subsidiary that is not acquired by Parent in the Alternative Transaction Mergers, excluding (i) the aggregate amount drawn under the revolving credit facility pursuant to Section 2.8(f)(iv), (ii) the aggregate amount of out-of-pocket costs described in clause (C) of Section 2.08(f)(v), (iii) the liabilities in respect of indebtedness described in clause (D) of Section 2.08(f)(v), (iv) the amount of all expenses described in clause (E) of Section 2.08(f)(v), and (v) any accrued liabilities in respect of the "Asset Management Fee" payable to the Advisor by Company in accordance with Section 9(b)(iii) of the Company Advisory Agreement in connection with the transactions contemplated by the Amended Merger Agreement, and (vi) intangible assets and intangible liabilities.

          "Code" means the Internal Revenue Code of 1986, as amended.

          "Company Acceptable Confidentiality Agreement" means a customary confidentiality agreement that contains provisions that are no less favorable in the aggregate to Company than those contained in the Confidentiality Agreement; provided that (i) a Company Acceptable Confidentiality Agreement may include provisions that are less favorable to Company than those contained in the Confidentiality Agreement so long as Company offers to amend and promptly so amends if requested by Parent, the Confidentiality Agreement, concurrently with execution of such Company Acceptable Confidentiality Agreement, to include substantially similar provisions for the benefit of Parent, and (ii) a Company Acceptable Confidentiality Agreement is not required to contain any "standstill" or similar provisions or otherwise prohibit the making, or amendment, of any Company Acquisition Proposal and may contain provisions that permit Company to comply with the provisions of Section 7.3.

          "Company Bylaws" means the Third Amended and Restated Bylaws of Company, as amended and supplemented and in effect on the date hereof.

          "Company Charter" means the Articles of Amendment and Restatement of Company, dated as of July 16, 2013, as amended, supplemented, corrected and in effect on the date hereof, including by the Certificate of Correction to Articles of Amendment and Restatement of Company, dated March 20, 2014.

          "Company Equity Incentive Plan" means the Industrial Property Trust Inc. Equity Incentive Plan, dated as of July 16, 2013.

          "Company Leases" means each lease or sublease (including any ground lease) that (i) was in effect as of July 12, 2019 and (ii) to which Company or the Company Subsidiaries are parties as lessors or sublessors with respect to any Company Property (together with all amendments, modifications, supplements, renewals, exercise of options and extensions related thereto).

          "Company LP" means Industrial Property Operating Partnership LP, a Delaware limited partnership.

          "Company Material Adverse Effect" means any Event that (i) is material and adverse to the business, assets, liabilities, condition (financial or otherwise) or results of operations of Company and the Company Subsidiaries, taken as a whole, or (ii) will prevent or materially impair or delay the ability of Company to consummate the Merger or any of the other transactions contemplated by this Agreement before the Outside Date; provided that for purposes of clause (i) "Company Material Adverse Effect" shall not include any Event to the extent arising out of or resulting from (A) any failure of Company to meet any projections or forecasts or any estimates of earnings, revenues or other metrics for any period (provided that any Event giving rise to such failure may be taken into account in determining whether there has been a Company Material Adverse Effect), (B) any changes that affect the real estate industry generally, (C) any changes in the United States or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates, (D) any changes in the legal, regulatory or political conditions in the United States or in any other country or region of the world, (E) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage, (F) the negotiation, execution, or delivery of this Agreement, or performance in accordance with the terms of this Agreement, or the public announcement of the Merger or the other transactions contemplated hereby, including the impact thereof on relationships, contractual or otherwise, with tenants, suppliers, lenders, investors (including stockholders), venture partners or employees, (G) the taking of any action expressly required by this Agreement, or the taking of any action at the written request or with the prior written consent of Parent or the failure to take any action at the request of Parent or expressly prohibited by this Agreement, (H) earthquakes, hurricanes, floods or other natural disasters, (I) changes in Law or GAAP (or the interpretation or enforcement thereof), or (J) any Action, made or initiated by any holder of Company Common Stock, including any derivative claims, arising out of or relating to this Agreement or the transactions contemplated hereby, which in the case of each of clauses (B), (C), (D), (E) and (I) do not disproportionately affect Company and the Company Subsidiaries, taken as a whole, relative to other Persons in the industrial real estate industry in the United States, and in the case of clause (H), do not disproportionately affect Company and the Company Subsidiaries, taken as a whole, relative to other Persons in the real estate industry in the geographic regions in which Company and the Company Subsidiaries operate, own or lease properties.

          "Company Partnership Agreement" means that certain Second Amended and Restated Limited Partnership Agreement of Company LP, dated as of August 14, 2015, as such agreement may be amended from to time.

          "Company Partnership Unit" means a "Partnership Unit," as defined in the Company Partnership Agreement.

          "Company Permitted Liens" means any of the following: (i) Liens for Taxes or governmental assessments, charges or claims of payment not yet due, being contested in good faith or for which adequate accruals or reserves have been established; (ii) Liens that are a cashier's, landlord's, carriers', warehousemen's, mechanics', materialmen's, repairmen's or other similar Liens arising in the ordinary course of business; (iii) Liens that are a zoning regulation, entitlement or other land use or environmental regulation by any Governmental Authority; (iv) Liens that are disclosed on Section 1.1 of the Company Disclosure Letter; (v) Liens that are disclosed on the most recent consolidated balance sheet of Company or notes thereto (or securing liabilities reflected on such balance sheet); (vi) Liens arising under any Company Material Contracts, or leases to third parties for the occupation of portions of Company Properties as tenants only by such third parties in the ordinary course of the business of Company or any Company Subsidiary; (vii) non-monetary Liens that are recorded in a public record or disclosed on existing title policies or surveys made available to the Parent prior to the date hereof; or (viii) non-monetary Liens, limitations, title defects, covenants, restrictions or reservations of interests in title that do not interfere materially with the current use of the property affected thereby (assuming its continued use in the manner in which it is currently used) or materially adversely affect the value or marketability of such property.

          "Company Private Placement Plan" means the Industrial Property Trust Inc. Private Placement Equity Incentive Plan, effective as of February 26, 2015.

          "Company Properties" means each real property owned, or leased (including ground leased) as lessee or sublessee, by Company or any Company Subsidiary as of the date of this Agreement (including all buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property).

          "Company Restricted Stock" means a restricted stock award granted pursuant to the Company Equity Incentive Plan or the Company Private Placement Plan.

          "Company Share Redemption Plan" means Company's Second Amended and Restated Share Redemption Program, effective October 31, 2016.

          "Company Stockholder Meeting" means the meeting of the holders of shares of Company Common Stock for the purpose of seeking the Company Stockholder Approval, including any postponement or adjournment thereof.

          "Company Subsidiary" means any corporation, partnership, limited liability company, joint venture, business trust, real estate investment trust or other organization, whether incorporated or unincorporated, or other legal entity of which (i) Company directly or indirectly owns or controls at least a majority of the capital stock or other equity interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions, (ii) Company or any Person that is a Company Subsidiary by reason of the application of clause (i) or clause (iii) of this definition of "Company Subsidiary" is a general partner, manager, managing member, operating member, trustee, director or the equivalent, or (iii) Company, directly or indirectly, holds a majority of the beneficial, equity, capital, profits or other economic interest. For the avoidance of doubt, the term Company Subsidiary shall include Company LP. The term Company Subsidiary shall not include the BTC Entities.

          "Company Termination Fee" means an amount equal to $65,000,000; provided that if the Company Stockholder Approval shall not have been obtained on or before January 15, 2020, then the Company Termination Fee shall mean an amount equal to $96,000,000.

          "Confidentiality Agreement" means the Confidentiality Agreement, dated as of February 28, 2019, between Parent and Company.

          "Delaware LLC Act" means the Delaware Limited Liability Company Act, as amended.

          "DSOS" means the Secretary of State of the State of Delaware.

          "Environmental Law" means any Law (including common law) relating to the pollution or protection of the environment (including air, surface water, groundwater, land surface or subsurface land), or human health or safety (solely as such matters relate to Hazardous Substances), including Laws relating to the use, handling, presence, transportation, treatment, storage, disposal, release or discharge of Hazardous Substances.

          "Environmental Permit" means any permit, approval, license or other authorization required under any applicable Environmental Law.

          "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

          "ERISA Affiliate" means, with respect to an entity (the "Referenced Entity"), any other entity, which, together with such Referenced Entity, would be treated as a single employer under Code Section 414 or ERISA Section 4001.

          "Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

          "Expenses" means all expenses (including all fees and expenses of counsel, accountants, investment bankers, experts, consultants and other advisors to a Party and its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Proxy Statement and all SEC and other regulatory filing fees incurred in connection with the Proxy Statement, the solicitation of stockholder approvals, engaging the services of the Exchange Agent, any other filings with the SEC and all other matters related to the closing of the Merger and the other transactions contemplated by this Agreement.

          "Event" means an effect, event, change, development, circumstance, condition or occurrence.

          "GAAP" means the United States generally accepted accounting principles.

          "Governmental Authority" means the United States (federal, state or local) government or any foreign government, or any other governmental or quasi-governmental regulatory, judicial or administrative authority, instrumentality, board, bureau, agency, commission, self-regulatory organization, arbitration panel or similar entity.

          "Hazardous Substances" means (i) any "hazardous substance" as that term is defined under the Comprehensive Environmental Response, Compensation and Liability Act, (ii) any "hazardous waste" as that term is defined under the Resource Conservation and Recovery Act, and (iii) petroleum and petroleum products, including crude oil and any fractions thereof, polychlorinated biphenyls, asbestos and radon.

          "Indebtedness" means, with respect to any Person and without duplication, (i) the principal of and premium (if any) of all indebtedness, notes payable, accrued interest payable or other obligations for borrowed money, whether secured or unsecured, (ii) all obligations under conditional sale or other title retention agreements, or incurred as financing, in either case with respect to property acquired by such Person, (iii) all obligations issued, undertaken or assumed as the deferred purchase price for any property or assets, (iv) all obligations under capital leases, (v) all obligations in respect of bankers acceptances or letters of credit, (vi) all obligations under interest rate cap, swap, collar or similar transaction or currency hedging transactions, (vii) any guarantee of any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument, and (viii) any agreement to provide any of the foregoing; provided that for purposes of clarity, "Indebtedness" shall not include trade payables. For purposes of clauses (i) and (vi) of this definition of "Indebtedness", such obligations shall be valued at the termination value thereof.

          "Intellectual Property" means all United States and foreign (i) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof, (ii) trademarks, service marks, trade dress, logos, trade names, corporate names, Internet domain names, design rights and other source identifiers, together with the goodwill symbolized by any of the foregoing, (iii) registered and unregistered copyrights, copyrightable works and database rights, (iv) confidential and proprietary information, including trade secrets, know-how, ideas, formulae, models, algorithms and methodologies, (v) all rights in the foregoing and in other similar intangible assets, and (vi) all applications and registrations for the foregoing.

          "Investment Company Act" means the Investment Company Act of 1940, as amended.

          "IRS" means the United States Internal Revenue Service or any successor agency.

          "Knowledge" means, with respect to Company, the actual knowledge of the persons named in Section 1.2 of the Company Disclosure Letter.

          "Law" means any and all domestic (federal, state or local) or foreign laws, rules, regulations and Orders promulgated by any Governmental Authority.

          "Lien" means, with respect to any asset (including any security), any mortgage, deed of trust, condition, covenant, lien, pledge, charge, security interest, option or other third party right (including right of first refusal or first offer), restriction, right of way, easement, or title defect or encumbrance of any kind in respect of such asset, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

          "Merger Consideration" means the aggregate consideration received by all holders of Company Common Stock and shares of Company Restricted Stock, as determined pursuant to Section 3.1 and Section 3.6.

          "Order" means a judgment, writ, order, injunction or decree of any Governmental Authority.

          "Organizational Documents" means (i) with respect to Company, the Company Charter and the Company Bylaws, (ii) with respect to Company LP, the Company Partnership Agreement, and (iii) with respect to any other Company Subsidiary, any similar organizational documents or agreements.

          "Parent Material Adverse Effect" means any Event that would reasonably be expected to prevent or materially impair or delay the ability of Parent or Merger Sub to perform their respective material obligations hereunder or to consummate the Merger or any of the other transactions contemplated by this Agreement before the Outside Date.

          "Parent Subsidiary" means any corporation, partnership, limited liability company, joint venture, business trust, real estate investment trust or other organization, whether incorporated or unincorporated, or other legal entity of which (i) Parent directly or indirectly owns or controls at least a majority of the capital stock or other equity interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions,

  (ii) Parent or any Person that is a Parent Subsidiary by reason of the application of clause (i) or clause (iii) of this definition of "Parent Subsidiary" is a general partner, manager, managing member, operating member, trustee, director or the equivalent, or (iii) Parent, directly or indirectly, holds a majority of the beneficial, equity, capital, profits or other economic interest.

          "Person" means an individual, corporation, partnership, limited partnership, limited liability company, person (including a "person" as defined in Section 13(d)(3) of the Exchange Act), trust, association or other entity or organization (including any Governmental Authority or a political subdivision, agency or instrumentality of a Governmental Authority).

          "Property Permit" means any certificate, variance, permit, approval, license or other authorization required from any Governmental Authority having jurisdiction over the applicable Company Property.

          "Proxy Statement" means a proxy statement in preliminary and definitive form relating to the Company Stockholder Meeting, together with any amendments or supplements thereto.

          "REIT" means a real estate investment trust within the meaning of Section 856 of the Code.

          "Representative" means, with respect to any Person, one or more of such Person's directors, officers, trustees, members, managers, partners, employees, advisors (including attorneys, accountants, consultants, investment bankers, and financial advisors), agents and other representatives.

          "SDAT" means the State Department of Assessments and Taxation of the State of Maryland.

          "SEC" means the U.S. Securities and Exchange Commission (including the staff thereof).

          "Securities Act" means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

          "Special Company Partnership Unit" means a "Special Partnership Unit," as defined in the Company Partnership Agreement.

          "Tax" or "Taxes" means any federal, state, local and foreign income, gross receipts, capital gains, withholding, property, recording, stamp, transfer, sales, use, abandoned property, escheat, franchise, employment, payroll, excise, environmental and any other taxes, duties, assessments or similar governmental charges, together with penalties, interest or additions imposed with respect to such amounts, in each case, imposed by and payable to any Governmental Authority.

          "Tax Return" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes filed or required to be filed with a Governmental Authority, including any schedule or attachment thereto, and including any amendment thereof.

          "Tenant Improvement(s)" means the construction or improvement of long-term real property (not including furniture, fixtures, equipment or inventory) for use in a tenant's trade or business at the Company Properties.

          (b)   The following terms have the respective meanings set forth in the sections set forth below opposite such term:

Defined Terms	Location of Definition
Advisor	Section 7.14(a)
Agreement	Preamble
Alternative Transaction	Section 2.8(a)(ii)
Alternative Transaction Consideration	Section 2.8(f)(v)
Alternative Transaction Mergers	Section 2.8(f)(iii)
Amended Merger Agreement	Section 2.8(f)(i)

Defined Terms	Location of Definition
Articles of Merger	Section 2.3
BTC Sale Transaction	Section 2.8(a)(i)
BTC Spinoff	Section 2.8(a)(iii)
BTC Spinco	Section 2.8(a)(iii)
Claim	Section 7.5(a)
Claim Expenses	Section 7.5(a)
Class A Common Shares	Recitals
Class T Common Shares	Recitals
Closing	Section 2.2
Closing Date	Section 2.2
Company	Preamble
Company Acquisition Proposal	Section 7.3(g)(i)
Company Adverse Recommendation Change	Section 7.3(c)
Company Advisory Agreement	Section 7.14(a)
Company Alternative Acquisition Agreement	Section 7.3(a)
Company Board	Recitals
Company Board Recommendation	Section 4.4(b)
Company Common Stock	Recitals
Company Disclosure Letter	Article 4
Company DRIP	Section 4.3(a)
Company Insurance Policies	Section 4.19
Company Material Contract	Section 4.18(b)
Company New Partner	Section 3.2
Company Parties	Section 9.3(b)(iii)
Company Pending Acquisitions	Section 6.1(b)(vi)
Company Permits	Section 4.6(a)
Company Preferred Stock	Section 4.3(a)
Company Related Party Agreement	Section 4.25
Company SEC Documents	Section 4.7(a)
Company Stockholder Approval	Section 4.21
Company Subsidiary Partnership	Section 4.12(h)
Company Superior Proposal	Section 7.3(g)(iii)
Company Superior Proposal Termination	Section 7.3(d)
Company Tax Protection Agreements	Section 4.12(h)
Company Terminating Breach	Section 9.1(c)(i)
Company Third Party	Section 4.17(g)
Company Title Insurance Policy(ies)	Section 4.17(i)
Company Transaction Expenses	Section 7.19
Effective Time	Section 2.3
Exchange Agent	Section 3.3(a)
Exchange Agent Agreement	Section 3.3(c)
Exchange Fund	Section 3.3(b)
Form 10	Section 2.8(g)(ii)
Indemnified Parties	Section 7.5(a)
Interim Period	Section 6.1(a)
Maryland Courts	Section 10.9
Material Company Leases	Section 4.17(f)
Merger	Recitals
Merger Certificate	Section 2.3
Merger Sub	Preamble
MGCL	Recitals
Morgan Stanley	Section 4.20

Defined Terms	Location of Definition
New Holdco	Section 2.8(a)(ii)
Notice of Recommendation Change	Section 7.3(d)
Notice Period	Section 7.3(d)
Outside Date	Section 9.1(b)(i)
Parent	Preamble
Parent Board	Recitals
Parent General Partner	Recitals
Parent Terminating Breach	Section 9.1(d)(i)
Party(ies)	Preamble
Payoff Instructions	Section 7.19
Per Share Merger Consideration	Section 3.1(a)(ii)
Qualified REIT Subsidiary	Section 4.12(b)
SOX Act	Section 4.7(b)
Specified Transactions	Section 2.8(a)(iii)
Subsidiary REIT	Section 4.12(b)
Surviving Entity	Recitals
Takeover Statutes	Section 4.24
Taxable REIT Subsidiary	Section 4.12(b)
Transfer Taxes	Section 7.16
willful and material breach	Section 9.2

        Section 1.2    Interpretation and Rules of Construction.    In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

          (a)   when a reference is made in this Agreement to an Article, Section or Exhibit, such reference is to an Article or Section of, or an Exhibit to, this Agreement;

          (b)   the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

          (c)   whenever the words "include," "includes" or "including" are used in this Agreement, they are deemed to be followed by the words "without limitation";

          (d)   the words "hereof," "herein" and "hereunder" and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

          (e)   references to any agreement, instrument, statute, rule or regulation are to the agreement, instrument, statute, rule or regulation as amended, modified, supplemented or replaced from time to time, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes, and all attachments thereto and instruments incorporated therein (and, in the case of statutes, include any rules and regulations promulgated under the statute);

          (f)    all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

          (g)   the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as the feminine and neuter genders of such terms;

          (h)   references to a Person are also to its successors and permitted assigns;

          (i)    except when used together with the word "either" or otherwise for the purpose of identifying mutually exclusive alternatives, the term "or" has the inclusive meaning represented by the phrase "and/or";

          (j)    all uses of currency or the symbol "$" in this Agreement refer to U.S. dollars; and

          (k)   where this Agreement states that a Party "shall," "will" or "must" perform in some manner, it means that the Party is legally obligated to do so under this Agreement.

 ARTICLE 2
THE MERGER

        Section 2.1    The Merger.    Upon the terms and subject to the satisfaction or waiver of the conditions of this Agreement, and in accordance with the MGCL, at the Effective Time, Company and Merger Sub shall consummate the Merger pursuant to which (i) Merger Sub shall be merged with and into Company, whereupon the separate existence of Merger Sub shall cease, and (ii) Company shall continue as the Surviving Entity. The Merger shall have the effects provided in this Agreement and as specified in the MGCL. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, the Surviving Entity shall possess all properties, rights, privileges, powers and franchises of Company and Merger Sub, and all of the claims, obligations, liabilities, debts and duties of Company and Merger Sub shall become the claims, obligations, liabilities, debts and duties of the Surviving Entity.

        Section 2.2    Closing.    Unless this Agreement shall have been terminated in accordance with Article 9 hereof, the closing of the Merger (the "Closing") will take place at the offices of Hogan Lovells US LLP, 555 13th Street NW, Washington, DC 20004 on a date and at a time to be mutually agreed upon by the Parties, but in no event later than the third (3rd) Business Day after all the conditions set forth in Article 8 (other than those conditions that by their nature are to be satisfied or waived at the Closing, but subject to the satisfaction or valid waiver of such conditions) shall have been satisfied or validly waived by the Party entitled to the benefit of such condition (subject to applicable Law), unless such date is extended by mutual agreement of the Parties; provided, however, that Company shall be entitled, by written notice to Parent no later than one (1) Business Day prior to the date the Closing would otherwise be required to occur, and which written notice certifies that Company is postponing the Closing in order to consummate a BTC Sale Transaction or a BTC Spinoff, as the case may be and as was elected by Company pursuant to Section 2.8, to postpone the Closing to a later date specified by Company in the notice (except that in no event shall such date be later than February 28, 2020); provided further that if Company shall have previously postponed the Closing pursuant to this sentence, Company shall be entitled to further postpone the Closing to a date later than the date specified by Company in such prior notice (except that in no event shall such date be later than February 28, 2020) by providing written notice to Parent no later than one (1) Business Day prior to the date the Closing would otherwise be required to occur certifying that Company is postponing the Closing in order to consummate a BTC Sale Transaction or a BTC Spinoff, as the case may be and as was elected by Company pursuant to Section 2.8; and provided further that if, pursuant to Section 2.8, (x) Company elected a BTC Sale Transaction and at the contemplated closing of such BTC Sale Transaction in accordance with Section 2.8(e)(v) the purchaser in such BTC Sale Transaction fails to close such BTC Sale Transaction, or (y) Company elected either a BTC Sale Transaction or a BTC Spinoff and on February 28, 2020 a BTC Sale Transaction or a BTC Spinoff, as the case may be, has not been consummated, then in either case the Closing shall automatically be postponed until such date mutually agreed by the Parties (except in no event shall such date be later than March 31, 2020), and the Parties shall engage in an Alternative Transaction (and any prior notice by Company pursuant to Section 2.8(a) shall be deemed to be validly revoked and Company shall be deemed to have elected an Alternative Transaction pursuant to Section 2.8(a)(ii) and Parent shall be deemed to have received written notice thereof). The actual date of the Closing shall be referred to herein as the "Closing Date."

        Section 2.3    Effective Time.    The Parties shall cause the Merger to be consummated as soon as practicable on the Closing Date immediately after giving effect to the transactions contemplated by Section 3.2. Prior to the Closing, Parent, Merger Sub and Company shall prepare and, on the Closing Date, Parent, Merger Sub and Company shall (i) cause articles of merger with respect to the Merger (the "Articles of Merger") to be duly executed and filed with the SDAT as provided under the MGCL, (ii) cause a certificate of merger with respect to the Merger (the "Merger Certificate") to be duly executed and filed with the DSOS as provided under the Delaware LLC Act and (iii) make any other filings, recordings or publications required, if any, under the MGCL in connection with the Merger. The Merger shall become effective upon the later of such time as the Articles of Merger have been accepted for record by the SDAT or the Merger Certificate has been filed with the DSOS, or such later time that the Parties shall have agreed upon and designated in the Articles of Merger in accordance with the MGCL and the Merger Certificate in accordance with the Delaware LLC Act as the effective time of the Merger (the "Effective Time").

        Section 2.4    Governing Documents.    Subject to Section 7.5, at the Effective Time, the charter and bylaws of the Surviving Entity shall be amended and restated in the forms to be reasonably agreed by the Parties prior to Closing.

        Section 2.5    Officers of the Surviving Entity.    The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Entity immediately following the Effective Time, each to serve until such time as his or her resignation or removal or such time as his or her successor shall be duly appointed, in each case in accordance with the charter and bylaws of the Surviving Entity, as amended in accordance with Section 2.4.

        Section 2.6    Directors of the Surviving Entity.    The managers of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Entity immediately following the Effective Time, each to serve until such time as his or her resignation or removal or such time as his or her successor shall be duly elected and qualified, in each case in accordance with the charter and bylaws of the Surviving Entity, as amended in accordance with Section 2.4.

        Section 2.7    Tax Consequences.    The Parties intend that for U.S. federal income Tax purposes the Merger will be treated as a taxable sale of all of the Company Common Stock and the Company Restricted Stock by the holders thereof to Parent in exchange for the Merger Consideration.

        Section 2.8    Specified Pre-Closing Transactions.

          (a)   Prior to the Effective Time, Company shall take, or shall cause one or more of the Company Subsidiaries to take, one of the following actions with respect to the BTC Entities, by providing Parent with written notice of its irrevocable (subject to the provisos) election no later than August 14, 2019 (provided that if (x) Company elects a BTC Spinoff and after such election, but prior to the commencement of the delivery of the Proxy Statement to Company stockholders with notice of the Company Stockholder Meeting in accordance with Section 7.1(b), Company determines to instead pursue a BTC Sale Transaction, such prior notice shall be deemed to be validly revoked upon subsequent written notice by Company to Parent that Company elects to engage in a BTC Sale Transaction and (y) Company elects either a BTC Sale Transaction or a BTC Spinoff and at any time after such election Company determines to instead pursue an Alternative Transaction, such prior notice shall be deemed to be validly revoked upon subsequent written notice by Company to Parent that Company elects to engage in an Alternative Transaction; and provided further that if Company elects either a BTC Sale Transaction or a BTC Spinoff and on February 28, 2020 a BTC Sale Transaction or a BTC Spinoff, as the case may be, has not been consummated, then any prior notice provided by Company shall be deemed to be validly revoked and Company shall be deemed to have elected an Alternative Transaction pursuant to Section 2.8(a)(ii) and Parent shall be deemed to have received written notice thereof):

              (i)  (A) in accordance with the provisions of Section 2.8(e), but subject to Section 2.8(h), sell or otherwise transfer, or cause to be sold or otherwise transferred, all of the equity interests or other ownership interests owned, directly or indirectly, by Company in the BTC Entities to any Person or Persons, at purchase price(s) and on terms all as designated by Company, and thereafter (B) cause the proceeds of any sale(s) of the BTC Entities, less any amounts expended by the Company or any Company Subsidiary in connection with such sale(s) (including, but not limited to, the cost of the premium of any representation and warranty insurance required to be obtained in connection therewith), to be distributed by one or more Company Subsidiaries to Company, and by Company to Company stockholders prior to the Effective Time (such transaction, a "BTC Sale Transaction"); provided that the aggregate purchase prices in connection with all such sales shall be greater than or equal to any amounts expended by the Company or any Company Subsidiary in connection with such sales;

             (ii)  in accordance with the provisions of Section 2.8(f), (A) form one or more Delaware limited liability companies as direct wholly owned subsidiaries of Company LP (each, a "New Holdco") to accept and assume the equity interests or other ownership interests owned, directly or indirectly, by Company in all of the Company Subsidiaries (other than Company LP and IPT Real Estate Holdco LLC), and (B) effect a business combination through the merger of one or more Affiliates of Parent with and into each New Holdco, with each such New Holdco being the surviving company in the merger, it being understood that it is the intention of the Company promptly following the closing of each such merger to cause the net proceeds of such disposition of such Company Subsidiaries to be distributed by Company LP to Company, and by Company to its stockholders (such transaction, an "Alternative Transaction"); or

            (iii)  in accordance with the provisions of Section 2.8(g), but subject to Section 2.8(h), (A) form a wholly owned Company Subsidiary ("BTC Spinco") to accept and assume the equity interests or other ownership interests owned, directly or indirectly, by Company in each of the BTC Entities, and thereafter, (B) distribute the equity interests or other ownership interests owned, directly or indirectly, by Company in BTC Spinco to the Special OP Unitholder (as defined in the Company Partnership Agreement) and the stockholders of Company (such transaction, a "BTC Spinoff," and together with a BTC Sale Transaction and an Alternative Transaction, the "Specified Transactions").

          (b)   Subject to compliance with the provisions of Section 2.8(e), (f), or (g), as applicable, the Specified Transactions shall be undertaken in the manner (including in the order) specified by Company; provided that (i) Company shall keep Parent apprised of which actions are being taken and give Parent notice reasonably prior to consummating any portion of the Specified Transactions; (ii) Company shall obtain any necessary consents, approvals, authorizations or permits from, and make any necessary filings or notifications to, any Governmental Authority or any other Person in connection with any of the actions contemplated in all or any portion of the Specified Transactions, as reasonably determined by Company; (iii) all costs and expenses of the Specified Transactions shall be paid by Company or a Company Subsidiary, with appropriate adjustments to the Per Share Merger Consideration as provided in Section 2.8(g)(vii) (in the case of a BTC Spinoff) or to the Alternative Transaction Consideration (in the case of an Alternative Transaction); and (iv) in accordance with Section 2.8(g), BTC Spinco (in the case of a BTC Spinoff) shall indemnify and hold harmless Parent and the Surviving Entity from any liability arising solely as a result of a BTC Spinoff.

          (c)   The Specified Transactions (or the inability to complete any of the Specified Transactions), shall not affect or modify in any respect the obligations of Company under this Agreement; provided that Company shall not be deemed to have made a Company Adverse Recommendation Change or entered into or agreed to enter into a Company Alternative Acquisition Agreement as a result of taking any actions in connection with the Specified Transactions.

          (d)   The Parties agree to treat (i) a BTC Sale Transaction as a taxable sale of the relevant BTC Entities followed by a distribution of the proceeds of such sale as a capital gain dividend which distribution will be designated as a capital gain dividend by the Company (to the extent of the Company's net capital gain as a result of the BTC Sale Transaction) as permitted in Section 857(b)(3)(B) of the Code), (ii) an Alternative Transaction as taxable sale of the assets of New Holdco to Parent, or (iii) a BTC Spinoff as a taxable distribution by Company of its direct or indirect interests in BTC Spinco, which distribution will be designated as a capital gain dividend by the Company (to the extent of the Company's net capital gain as a result of the BTC Spinoff) as permitted in Section 857(b)(3)(B) of the Code).

          (e)   Additional Provisions Relating to a BTC Sale Transaction.    In the event that Company determines, in its sole and absolute discretion, to engage in a BTC Sale Transaction, the following additional provisions shall apply, notwithstanding any other provision of this Agreement to the contrary, but subject to complying with Article 6 of this Agreement (applying the permitted exceptions with respect to the Specified Transactions set forth therein):

              (i)  Company shall be entitled, and shall be entitled to cause any Company Subsidiary to, enter into a purchase and sale agreement and related agreements and instruments containing representations, warranties, and covenants reasonable and customary for agreements of this nature relating to the sale of the equity interests in the BTC Entities to the designated purchaser. Such purchase and sale agreement and related agreements and instruments may include an obligation of Company or a Company Subsidiary to indemnify such purchaser for any breach of customary representations relation to authority, contravention of other agreements or law, and ownership of the transferred equity interests; provided that Company shall obtain, for the benefit of Company and the Company Subsidiaries, representation and warranty insurance to cover any post-closing liabilities for breach of representations and warranties (unless such BTC Sale Transaction is consummated on an "as is, where is" basis).

             (ii)  The out-of-pocket costs incurred by Company and the Company Subsidiaries solely in connection with a BTC Sale Transaction that would not otherwise have been incurred had a BTC Sale Transaction not occurred (including, but not limited to, the cost of the premium of any representation and warranty insurance required to be obtained in connection therewith) shall be deducted from the proceeds distributed to the stockholders of Company in accordance with Section 2.8(a)(i)(B).

            (iii)  Company and the Company Subsidiaries shall be entitled to make such expenditures (which shall be deducted from the proceeds distributed to the stockholders of Company in accordance with Section 2.8(a)(i)(B)), enter into such agreements, and take all such other actions as may be reasonably necessary to prepare for and consummate a BTC Sale Transaction in accordance with this Section 2.8(e).

            (iv)  The aggregate amount of all costs and expenditures incurred by Company or any Company Subsidiaries pursuant to clauses (ii) and (iii) of this Section 2.8(e) shall not exceed the aggregate purchase prices for all sales pursuant to this Section 2.8(e).

             (v)  The closing of any BTC Sale Transaction shall be completed immediately prior to the Closing.

          (f)    Additional Provisions Relating to an Alternative Transaction.    In the event that Company determines, in its sole and absolute discretion, or in accordance with Section 2.8(h) or the proviso in Section 2.8(a) is required, to engage in an Alternative Transaction, the following additional provisions shall apply, notwithstanding any other provision of this Agreement to the contrary, but subject to complying with Article 6 of this Agreement (applying the permitted exceptions with respect to the Specified Transactions set forth therein):

              (i)  The Parties shall cooperate in good faith to amend this Agreement as promptly as practicable to reflect the transactions contemplated by an Alternative Transaction, including the amendments to this Agreement described on Exhibit B attached hereto (the "Amended Merger Agreement").

             (ii)  Within three (3) Business Days of Parent's receipt (or deemed receipt) of written notice from Company that it has elected to engage in an Alternative Transaction, (x) Parent shall provide Company with written notice (A) of the number (not to exceed three) of New Holdco entities to be merged in the Alternative Transaction, (B) identifying which Company Subsidiaries are to be contributed to which New Holdco entities, and (C) setting forth the allocation of the Alternative Transaction Consideration among each merger in the Alternative Transaction, and (y) Company shall (A) form such New Holdco entities and (B) prior to the Closing, contribute the Company Subsidiaries to the applicable New Holdco entities.

            (iii)  Parent shall have the right to form up to three entities, which shall be (A) Affiliates of Parent, (B) merged with and into the applicable New Holdco entities in the Alternative Transaction (the "Alternative Transaction Mergers"), and (C) parties to the Amended Merger Agreement.

            (iv)  Immediately prior to the consummation of the Alternative Transaction Mergers, Company or a Company Subsidiary shall be entitled to make a draw under the revolving credit facility of Company and the Company Subsidiaries in an aggregate amount not to exceed the amount set forth in Section 2.8 of the Company Disclosure Letter, to provide working capital for the BTC Entities following the Closing.

             (v)  The aggregate consideration payable to Company LP in the Alternative Transaction Mergers pursuant to the Amended Merger Agreement (the "Alternative Transaction Consideration") shall be equal to (A) $2,371,500,000 minus (B) the aggregate amount actually drawn under the revolving credit facility pursuant to Section 2.8(f)(iv) plus (C) the aggregate amount of out-of-pocket costs paid or incurred by Company and the Company Subsidiaries in connection with (x) the formation of more than one (1) New Holdco entity and engaging in more than one (1) contribution transaction as requested by Parent pursuant to Section 2.8(f)(ii) and (y) more than one (1) merger in the Alternative Transaction pursuant to Section 2.8(f)), plus (D) the payoff amount as of the Closing Date of all indebtedness of Company, Company LP, and any other Company Subsidiary that is not acquired by Parent in the Alternative Transaction Mergers, plus (E) the amount of all expenses paid or incurred by Company and the Company Subsidiaries in connection with the Alternative Transaction Mergers and other transactions contemplated by this Agreement (including as amended by the Amended Merger Agreement) that would have been payable by or borne by Company or any Company Subsidiary if an Alternative Transaction had not occurred (including the amount of any expenses that were not incurred as a result of an Alternative Transaction), minus (F) the Closing Net Working Capital Amount (which amount may be negative, in which case the absolute value of the Closing Net Working Capital Amount shall be added).

            (vi)  Company and the Company Subsidiaries shall be entitled to make such expenditures (which shall be taken into account in determining the aggregate merger consideration pursuant to Section 2.8(f)(iv)), enter into such agreements, and take all such other actions as may be reasonably necessary to prepare for and consummate an Alternative Transaction in accordance with this Section 2.8(f).

          (g)   Additional Provisions Relating to a BTC Spinoff.    In the event that Company determines, in its sole and absolute discretion, to engage in a BTC Spinoff, the following additional provisions shall apply, notwithstanding any other provision of this Agreement to the contrary, but subject to complying with Article 6 of this Agreement (applying the permitted exceptions with respect to the Specified Transactions set forth therein):

              (i)  Company shall form BTC Spinco and one or more other entities, as appropriate, to be direct or indirect wholly owned subsidiaries of BTC Spinco.

             (ii)  Company shall cause BTC Spinco to file a registration statement with the SEC under the Securities Exchange Act of 1934, as amended, on Form 10 relating to the common stock of BTC Spinco (the "Form 10") and take such other actions as may be necessary to cause such registration statement to become effective.

            (iii)  Company and BTC Spinco shall enter into a distribution agreement on customary terms providing for a BTC Spinoff and containing an indemnity by BTC Spinco of Company for any losses or liability incurred by Company solely as a result of a BTC Spinoff that Company would not have incurred in the absence of a BTC Spinoff (excluding any liability which would not have existed had Company merged with and into Merger Sub with Merger Sub surviving); provided that (A) Company and its Affiliates (including Parent) shall be obligated to first seek recovery of insurance benefits and proceeds and to pursue any indemnification, contribution or similar recovery rights from any third party with respect thereto, (B) BTC Spinco shall only be liable for the amount of any such losses or liability incurred by Company in excess of the sum of (x) any insurance benefits and proceeds in respect thereof actually paid to or received by Company or any of its Affiliates (net of any deductible amounts and documented out-of-pocket expenses related to the recovery of such insurance benefits and process), and (y) any indemnification, contribution or other similar payments actually recovered by Company or any of its Affiliates from any third party with respect thereto (net of any documented out-of-pocket expenses related to the recovery of such amounts), and (C) to the extent any such amounts set forth in the foregoing clause (x) or (y) are actually received by Company or any of its Affiliates (including Parent) after it has received an indemnity payment from BTC Spinco, such amounts shall be promptly paid over to BTC Spinco. Such indemnity shall be limited to claims asserted within eighteen (18) months following the Closing Date and the aggregate amount payable by BTC Spinco with respect to such indemnity claims shall not exceed $25,000,000.

            (iv)  Company or a Company Subsidiary shall be entitled to contribute to BTC Spinco, or one or more other entities that shall become wholly owned subsidiaries of BTC Spinco upon consummation of a BTC Spinoff, an aggregate amount not to exceed the amount set forth in Section 2.8 of the Company Disclosure Letter from cash-on-hand of Company and the Company Subsidiaries or funds drawn under the revolving credit facility of Company and the Company Subsidiaries.

             (v)  Prior to the consummation of the Merger, the Company shall cause 100% of the equity interests in each of the BTC Entities named in clause (i) of the definition thereof to be transferred to BTC Spinco or a newly formed wholly owned subsidiary of BTC Spinco.

            (vi)  Immediately prior to the consummation of the Merger, the Company shall distribute to the Special OP Unitholder (as defined in the Company Partnership Agreement) and all of the stockholders of Company 100% of the shares of BTC Spinco.

           (vii)  The Per Share Merger Consideration shall be reduced by an amount equal to the sum (on a proportionate per share basis) of (x) the amount contributed to BTC Spinco pursuant to Section 2.8(g)(iv) plus (y) the aggregate amount of out-of-pocket costs incurred by Company and the Company Subsidiaries solely in connection with a BTC Spinoff that would not otherwise have been incurred had a BTC Spinoff not occurred.

          (viii)  Company and the Company Subsidiaries shall be entitled to make such expenditures (which shall be taken into account in accordance with Section 2.8(g)(vii)), enter into such agreements, and take all such other actions as may be reasonably necessary to prepare for and consummate a BTC Spinoff in accordance with this Section 2.8(g).

            (ix)  Company and Company LP shall treat a BTC Spinoff as a taxable distribution by the Company of its direct or indirect interests in BTC Spinco rather than as a tax free distribution described in Section 355 of the Code.

          (h)   In the event that Company has not provided Parent with written notice of its election with respect to one of the Specified Transactions on or prior to August 14, 2019, Company shall be deemed to have elected an Alternative Transaction pursuant to Section 2.8(a)(ii) and Parent shall be deemed to have received written notice thereof.

ARTICLE 3
EFFECTS OF THE MERGER

        Section 3.1    Effects on Shares of Common Stock.

          (a)   At the Effective Time and by virtue of the Merger and without any further action on the part of Company, Parent, Merger Sub or the holders of any securities of Company, Parent or Merger Sub:

              (i)  each share of Company Common Stock then held by any wholly owned Company Subsidiary shall automatically be retired and shall cease to exist, and no Merger Consideration shall be paid, nor shall any other payment or right inure or be made with respect thereto in connection with or as a consequence of the Merger;

             (ii)  except as provided in Section 3.1(a)(i), each share of Company Common Stock then outstanding will be cancelled and retired and automatically converted into the right to receive an amount in cash equal to $12.44 (the "Per Share Merger Consideration"), as may be adjusted in accordance with Section 2.8, without interest, but subject to any withholding required under applicable Tax Law; and

            (iii)  All of the limited liability company interests in Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted to one (1) share of common stock of the Surviving Entity and such share shall be owned by Parent.

          (b)   From and after the Effective Time, the share transfer books of Company shall be closed and thereafter there shall be no further registration of transfers of Company Common Stock. From and after the Effective Time, Persons who held shares of Company Common Stock immediately prior to the Effective Time shall cease to have rights with respect to such shares of Company Common Stock, except as otherwise provided for in this Agreement.

        Section 3.2    Interests in Company LP.    Immediately prior to the Effective Time, (i) each Special Company Partnership Unit shall be redeemed by Company LP in exchange for the receipt by the holder of Special Company Partnership Units of a number of Company Partnership Units as determined in accordance with the terms of Section 8.7(b) of the Company LP Agreement, (ii) Company shall form a Delaware limited liability company ("Company New Partner") that shall be a wholly owned subsidiary of Company and be treated as a disregarded entity, for U.S. tax purposes, and Company New Partner shall be admitted as a limited partner of Company LP, and (iii) immediately thereafter, but prior to the Effective Time, each Company Partnership Unit not held by Company shall automatically be converted into one Class A Common Share, provided that each Company Partnership Unit held by Company or Company New Partner shall remain outstanding. Upon the completion of the transactions described in this Section 3.2, Company LP shall cease to exist, and be treated as a disregarded entity, for U.S. federal income tax purposes.

        Section 3.3    Exchange Fund; Exchange Agent.

          (a)   DST Systems, Inc. is hereby designated to act as a paying and exchange agent in the Merger (the "Exchange Agent"), and the Exchange Agent will administer the payments described in Section 3.1.

          (b)   At or before the Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent cash in immediately available funds in an amount sufficient to pay the Merger Consideration (such cash amount, the "Exchange Fund") for the sole benefit of the holders of shares of Company Common Stock and shares of Company Restricted Stock. As soon as reasonably practicable after the Effective Time (but in any event within five (5) Business Days after the Effective Time), Parent and the Surviving Entity shall cause the Exchange Agent to (i) mail to each holder of shares of Company Common Stock and shares of Company Restricted Stock for whom the Exchange Agent does not have either a W-9 on file or a certification from the applicable Company stockholder certifying such stockholder's taxpayer identification number, an instruction request letter (which shall be in customary form and have such other provisions as Parent and Company shall reasonably agree), including instructions for effecting the exchange of shares of Company Common Stock and shares of Company Restricted Stock for the Merger Consideration and (ii) subject to the provisions of this Section 3.3(b) and the receipt of the requirements thereof, make, and the Exchange Agent shall make, delivery and disbursement of the Merger Consideration out of the Exchange Fund to the holders of shares of Company Common Stock and shares of Company Restricted Stock in accordance with this Agreement (including, with respect to the Company Restricted Stock, the provisions of Section 3.6) and the applicable documentation agreed upon by Company and the Exchange Agent immediately prior to the Effective Time. The Exchange Fund shall not be used for any other purpose. Parent and the Surviving Entity shall take all other actions necessary following the Effective Time to cause such deliveries and disbursements of the Merger Consideration out of the Exchange Fund to the holders of shares of Company Common Stock and shares of Company Restricted Stock in accordance with this Agreement and the applicable documentation agreed upon by Company and the Exchange Agent immediately prior to the Effective Time.

          (c)   Prior to the Effective Time, Parent will enter into an exchange and paying agent and nominee agreement with the Exchange Agent or an amendment to Company's existing transfer agency agreement with the Exchange Agent, in either case, in a form reasonably acceptable to Parent and Company (the "Exchange Agent Agreement"), setting forth the procedures to be used in accomplishing the deliveries and other actions contemplated by this Section 3.3 and with investment instructions with respect to any investment of the Exchange Fund, as directed by Parent; provided that such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations rated P-1 or A-1 or better by Moody's Investors Service, Inc. or Standard & Poor's Corporation, respectively, or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three (3) months, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of investment. Interest and other income on the Exchange Fund shall be the sole and exclusive property of the Surviving Entity and shall be paid to the Surviving Entity as the Surviving Entity directs. No investment of the Exchange Fund shall relieve the Surviving Entity or the Exchange Agent from making the payments required by this Article 3, and following any losses from any such investment, Parent and the Surviving Entity shall promptly provide additional funds to the Exchange Agent to the extent necessary to satisfy the Surviving Entity's obligations hereunder for the benefit of the holders of shares of Company Common Stock and shares of Company Restricted Stock, which additional funds will be deemed to be part of the Exchange Fund.

          (d)   At any time after the Effective Time, the holders of shares of Company Common Stock and shares of Company Restricted Stock shall only hold the right to receive the Per Share Merger Consideration (as may be adjusted in accordance with Section 2.8) as contemplated by this Article 3. No interest shall be paid or accrued for the benefit of holders of shares of Company Common Stock or shares of Company Common Stock on the Per Share Merger Consideration.

          (e)   Any portion of the Exchange Fund that remains undistributed to the holders of Company Common Stock or holders of Company Restricted Stock for twelve (12) months after the Closing Date shall be delivered to the Surviving Entity upon demand, and any former holders of Company Common Stock or former holders of Company Restricted Stock who have not theretofore complied with this Article 3 shall thereafter look only to the Surviving Entity (and only as general creditors thereof) for payment of the Merger Consideration.

          (f)    None of Parent, Company, the Surviving Entity, the Exchange Agent, or any employee, officer, director, agent or Affiliate thereof, shall be liable to any Person in respect of the Merger Consideration if the Exchange Fund has been delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by former holders of any shares of Company Common Stock or former holders of any shares of Company Restricted Stock immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Surviving Entity, free and clear of any claims or interest of such holders or their successors, assigns or personal representatives previously entitled thereto.

          (g)   Parent agrees to provide to the Exchange Agent, on a timely basis, all such information that is reasonably necessary to permit the preparation and delivery of 1099s for the year in which the Closing occurs to former stockholders of the Company by the date required by applicable Tax Law, with the cooperation of the investor relations personnel of Black Creek Group (provided that, in the event the Company engages in a BTC Spinoff, the value of BTC Spinco shares for all relevant Tax reporting purposes shall be consistent with the Proxy Statement, the Form 10 and the value BTC Spinco reports to its shareholders).

        Section 3.4    Withholding Rights.    Each of the Parties, each of their respective Representatives and the Exchange Agent, as applicable, shall be entitled to deduct and withhold from the Merger Consideration and any other amounts otherwise payable pursuant to this Agreement or deemed paid for Tax purposes to any holder of Company Common Stock or holder of Company Restricted Stock, or any such other Person, such amounts as it is required to deduct and withhold with respect to such payments under the Code, and the rules and regulations promulgated thereunder, or any other provision of state, local or foreign Tax Law. Any such amounts so deducted and withheld shall be paid over to the applicable Governmental Authority in accordance with applicable Law and shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

        Section 3.5    Dissenters Rights.    As provided for by the Company Charter, no dissenters' or appraisal rights, or rights of objecting stockholders, shall be available with respect to the Merger or the other transactions contemplated by this Agreement, including any remedy under Sections 3-201 et seq. of the MGCL.

        Section 3.6    Effect on Company Restricted Stock.    All of the provisions of this Section 3.6 shall be effectuated without any action on the part of the holder of any share of Company Restricted Stock:

          (a)   Immediately prior to the Effective Time, all shares of Company Restricted Stock that are outstanding immediately prior to the Effective Time shall automatically become fully vested and free of any forfeiture restrictions (whether or not then vested or subject to any performance condition that has not been satisfied). At the Effective Time, each share of Company Restricted Stock shall be considered (to the extent that such share of Company Restricted Stock is not otherwise considered to be outstanding) an outstanding share of Company Common Stock for all purposes of this Agreement, including the right to receive the Per Share Merger Consideration (as may be adjusted in accordance with Section 2.8). As of the Effective Time, each holder of shares of Company Restricted Stock shall cease to have any rights with respect thereto, except the right to receive the Per Share Merger Consideration (as may be adjusted in accordance with Section 2.8) for each share of Company Restricted Stock. The portion of the Merger Consideration to be paid to the holders of Company Restricted Stock with respect thereto shall be reduced by any amount required to be withheld under applicable Tax Law in connection with the vesting of such Company Restricted Stock and such withheld amount shall be treated as having been paid to such holders in respect of whom such withholding was made.

          (b)   No later than five (5) Business Days prior to the Effective Time, Company shall deliver to Parent a schedule setting forth the Per Share Merger Consideration (as may be adjusted in accordance with Section 2.8) to be paid to the holders of shares of Company Restricted Stock pursuant to Section 3.6(a).

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF COMPANY

        Except (a) as set forth in the disclosure letter prepared by Company, with numbering corresponding to the numbering of this Article 4 delivered by Company to Parent prior to the execution and delivery of this Agreement (the "Company Disclosure Letter") (it being acknowledged and agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosed with respect to any other Section or subsection of this Agreement to the extent the applicability of such disclosure to such other section or subsection is reasonably apparent on the face of such disclosure (it being understood that to be so reasonably apparent it is not required that the other Sections be cross-referenced)); provided that nothing in the Company Disclosure Letter is intended to broaden the scope of any representation or warranty of Company made herein and no reference to or disclosure of any item or other matter in the Company Disclosure Letter shall be construed as an admission or indication that (i) such item or other matter is material, (ii) such item or other matter is required to be referred to in the Company Disclosure Letter or (iii) any breach or violation of applicable Laws or any contract, agreement, arrangement or understanding to which Company or any of the Company Subsidiaries is a party exists or has actually occurred), or (b) as disclosed in the Company SEC Documents publicly available, filed with, or furnished to, as applicable, the SEC on or after January 1, 2017 and at least two (2) Business Days prior to the date of this Agreement (excluding any risk factor disclosures contained in such documents under the heading "Risk Factors" and any disclosure of risks or other matters included in any "forward-looking statements" disclaimer or other statements that are cautionary, predictive or forward-looking in nature, which in no event shall be deemed to be an exception to or disclosure for purposes of, any representation or warranty set forth in this Article 4), Company hereby represents and warrants to Parent and Merger Sub that:

        Section 4.1    Organization and Qualification; Subsidiaries.

          (a)   Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland, and has the requisite organizational power and authority to own, lease, hold, encumber and operate its properties and to carry on its business as it is now being conducted. Section 4.1(a) of the Company Disclosure Letter lists the jurisdiction in which Company is duly qualified or licensed to do business as a foreign corporation. Company is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

          (b)   Each Company Subsidiary is duly organized, validly existing and in good standing (to the extent applicable) under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite organizational power and authority to own, lease, hold, encumber and operate its properties and to carry on its business as it is now being conducted. Each Company Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

          (c)   Section 4.1(c) of the Company Disclosure Letter sets forth a true, complete and correct list of the Company Subsidiaries, together with (i) the jurisdiction of incorporation or organization, as the case may be, of each Company Subsidiary, (ii) the type of and percentage of interest held, directly or indirectly, by Company in each Company Subsidiary, (iii) the names of and the type of and percentage of interest held by any Person other than Company or a Company Subsidiary in each Company Subsidiary, and (iv) the classification for United States federal income tax purposes of each Company Subsidiary and whether such Company Subsidiary is a Qualified REIT Subsidiary or a Taxable REIT Subsidiary.

          (d)   Except as set forth on Section 4.1(d) of the Company Disclosure Letter, neither Company nor any Company Subsidiary directly or indirectly owns any interest or investment (whether equity or debt) in any Person (other than in the Company Subsidiaries as set forth in Section 4.1(c) of the Company Disclosure Letter and investments in short-term investment securities).

        Section 4.2    Organizational Documents.

          (a)   Company has made available to Parent true, complete and correct copies of the Company Charter, the Company Bylaws and the Company Partnership Agreement, in each case as amended and in effect on the date of this Agreement. Each of the Company Charter and the Company Bylaws, the Company Partnership Agreement are in full force and effect.

          (b)   To the extent requested by Parent, Company has made available to Parent true, complete and correct copies of the Organizational Documents of the Company Subsidiaries as in effect on the date hereof.

        Section 4.3    Capital Structure.

          (a)   The authorized capital stock of Company consists of 1,500,000,000 shares of Company Common Stock, including 1,200,000,000 Class A Common Shares and 300,000,000 Class T Common Shares, and 200,000,000 shares of preferred stock, $0.01 par value per share ("Company Preferred Stock"). At the close of business on July 12, 2019, (i) 178,004,459.559 shares of Company Common Stock were issued and outstanding, including 105,961,137.628 Class A Common Shares (284,779.400 of which were unvested as of July 12, 2019) and 72,043,321.931 Class T Common Shares, (ii) no shares of Company Preferred Stock were issued and outstanding, (iii) $216.3 million in shares of Company Common Stock remained available for sale pursuant to the Company Third Amended and Restated Distribution Reinvestment Plan, effective as of October 31, 2016 (the "Company DRIP"), (iv) 1,477,205 shares of Company Common Stock remained available for future issuance under the Company Equity Incentive Plan, and (v) 1,968,640 shares of Company Common Stock remained available for future issuance under the Company Private Placement Plan. Since July 12, 2019 to the date of this Agreement, no shares of capital stock of Company have been issued or reserved for issuance other than, in each case, with respect to shares of Common Stock reserved for issuance as described above.

          (b)   All issued and outstanding shares of the capital stock of Company are duly authorized, validly issued, fully paid and nonassessable and no class of capital stock is entitled to preemptive rights. All shares of Company Common Stock reserved for issuance as noted above shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable, and free of preemptive rights. There are no outstanding bonds, debentures, notes or other Indebtedness of Company or any Company Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which holders of shares of Company Common Stock may vote or holders of other equity holders of any Company Subsidiary may vote (whether together with such stockholders or as a separate class).

          (c)   All of the outstanding shares of capital stock of each of the Company Subsidiaries that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the Company Subsidiaries that is a partnership or limited liability company are duly authorized and validly issued. All shares of capital stock of (or other ownership interests in) each of the Company Subsidiaries that may be issued upon exercise of outstanding options or exchange rights are duly authorized and, upon issuance will be validly issued, fully paid and nonassessable. Except as set forth on Section 4.3(c) of the Company Disclosure Letter, Company owns, directly or indirectly, all of the issued and outstanding capital stock and other ownership interests of each of the Company Subsidiaries, free and clear of all encumbrances other than statutory or other Liens for Taxes or assessments that are not yet due or delinquent or the validity of which is being contested in good faith by appropriate proceedings and for which adequate accruals and reserves are being maintained on Company's financial statements (if such reserves are required pursuant to GAAP).

          (d)   Other than pursuant to the Company Equity Incentive Plan and the Company Private Placement Plan (including in connection with the satisfaction of withholding Tax obligations pursuant to certain awards outstanding under the Company Equity Incentive Plan and the Company Private Placement Plan in the event that the grantees fail to satisfy withholding Tax obligations), the Company DRIP, the Company Share Redemption Plan, there are no outstanding subscriptions, securities options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities, rights of first refusal or other similar rights, agreements, arrangements, undertakings or commitments of any kind to which Company or any of the Company Subsidiaries is a party or by which any of them is bound obligating Company or any of the Company Subsidiaries to (i) issue, deliver, transfer or sell or create, or cause to be issued, delivered, transferred or sold or created any additional shares of capital stock or other equity interests or phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any equity security of Company or any Company Subsidiary or securities convertible into or exchangeable for such shares or equity interests, (ii) issue, grant, extend or enter into any such subscriptions, options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities or other similar rights, agreements, arrangements, undertakings or commitments, or (iii) redeem, repurchase or otherwise acquire any such shares of capital stock or other equity interests.

          (e)   Other than pursuant to the Organizational Documents of Company, the Company Subsidiaries and other entities in which Company directly or indirectly owns an interest, neither Company nor any Company Subsidiary is a party to or, to the Knowledge of Company, bound by any agreements or understandings concerning the voting (including voting trusts and proxies) of any capital stock or other equity interests of Company or any of the Company Subsidiaries or which restrict the transfer of any such shares, nor are there, to the Company's Knowledge, any third party agreements or understandings with respect to the voting of any such shares or equity interests or which restrict the transfer of any such shares or equity interests.

          (f)    Company does not have a "poison pill" or similar stockholder rights plan.

          (g)   Except as set forth on Section 4.3(g) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary is under any obligation, contingent or otherwise, by reason of any contract to register the offer and sale or resale of any of their securities under the Securities Act.

          (h)   Section 4.3(h) of the Company Disclosure Letter sets forth a true, complete and correct list, as of the close of business on July 12, 2019, of all outstanding Company Restricted Stock awards and the number of unvested shares of Company Restricted Stock subject to each Company Restricted Stock award. Other than the Company Restricted Stock awards set forth in Section 4.3(h) of the Company Disclosure Letter there are no other equity-based awards or other rights with respect to shares of Company's capital stock issued and outstanding under the Company Equity Incentive Plan or the Company Private Placement Plan. All shares of Company Restricted Stock were (i) granted, accounted for, reported and disclosed in accordance with the applicable Laws and accounting rules, (ii) granted in accordance with the terms of the Company Equity Incentive Plan or the Company Private Placement Equity Incentive Plan, as applicable and (iii) validly issued and properly approved by the Company Board (or a duly authorized committee or subcommittee thereof) and recorded on Company's financial statements in accordance with GAAP. The treatment of the Company Restricted Stock awards contemplated in Section 3.6 complies with the terms of the Company Equity Incentive Plan and the Company Private Placement Plan, as applicable, and applicable award agreements.

          (i)    All dividends or other distributions on the shares of Company Common Stock and any material dividends or other distributions on any securities of any Company Subsidiary that have been authorized or declared prior to the date hereof have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable).

          (j)    Company is the general partner of Company LP. As of the date of this Agreement, Company owned 100% of the Company Partnership Units. As of the date of this Agreement, the Special OP Unitholder (as defined in the Company Partnership Agreement) set forth in Section 4.3(j) of the Company Disclosure Letter, owned 100% of the Special Company Partnership Units. The partnership interests owned by Company are subject only to the restrictions on transfer set forth in the Partnership Agreement and those imposed by applicable securities Laws.

        Section 4.4    Authority.

          (a)   Company has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Company Stockholder Approval, to consummate the transactions contemplated by this Agreement to which Company is a party, including the Merger. The execution, delivery and performance of this Agreement by Company and the consummation by Company of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on behalf of Company, and no other corporate proceedings on the part of Company are necessary to authorize this Agreement or the Merger or to consummate the other transactions contemplated by this Agreement, subject to (i) the receipt of the Company Stockholder Approval, (ii) the filing of the Articles of Merger with, and acceptance for record of the Articles of Merger by, the SDAT and (iii) the filing of the Merger Certificate with the DSOS. This Agreement has been duly authorized, executed and delivered by Company, and assuming due authorization, execution and delivery by Parent and Merger Sub, constitutes a legally valid and binding obligation of Company enforceable against Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors' rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

          (b)   The Company Board, at a duly held meeting, has, on behalf of Company, (i) unanimously determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable and in the best interests of Company and the holders of Company Common Stock, (ii) unanimously authorized and approved the execution, delivery and performance of this Agreement, the Merger and the other transactions contemplated by this Agreement, (iii) unanimously directed that the Merger and the other transactions contemplated by this Agreement be submitted to a vote of the holders of Company Common Stock, and (iv) unanimously resolved to recommend the approval of the Merger and the other transactions contemplated by this Agreement by Company stockholders (such recommendation, the "Company Board Recommendation"), which resolutions remain in full force and effect and have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted after the date hereof by Section 7.3.

        Section 4.5    No Conflict; Required Filings and Consents.

          (a)   Subject to receipt of the Company Stockholder Approval, and assuming that all consents, approvals, authorizations and permits described in Section 4.5(b) have been obtained, all filings and notifications described in Section 4.5(b) have been made and any waiting periods thereunder have terminated or expired, the execution and delivery of this Agreement by Company does not, and the performance of this Agreement and its obligations hereunder will not, (i) conflict with or violate any provision of (A) the Company Charter or the Company Bylaws, (B) the Company Partnership Agreement, or (C) any equivalent Organizational Document of any Company Subsidiary, (ii) conflict with or violate any Law applicable to Company or any Company Subsidiary or by which any property or asset of Company or any Company Subsidiary is bound, or (iii) require any consent or approval (except as contemplated by Section 4.5(b) or as set forth on Section 4.5(a) of the Company Disclosure Letter) under, result in any breach of any obligation or any loss of any benefit or material increase in any cost or obligation of Company or any Company Subsidiary under, or constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, or give to any other Person any right of termination, acceleration or cancellation (with or without notice or the lapse of time or both) of, or give rise to any right of purchase, first offer or forced sale under or result in the creation of a Lien on any property or asset of Company or any Company Subsidiary pursuant to, any note, bond, debt instrument, indenture, contract, agreement, ground lease, license, permit or other legally binding obligation to which Company or any Company Subsidiary is a party, except, as to clauses (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other occurrences that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

          (b)   The execution and delivery of this Agreement by Company does not, and the performance of this Agreement by Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) the filing with the SEC of (A) the Proxy Statement, and (B) such reports under, and other compliance with, the Exchange Act and the Securities Act as may be required in connection with this Agreement and the transactions contemplated hereby, (ii) the filing of the Articles of Merger with, and the acceptance for record of the Articles of Merger by, the SDAT pursuant to the MGCL, (iii) the filing of the Merger Certificate with the DSOS pursuant to the Delaware LLC Act, (iv) such filings as may be required in connection with state and local Transfer Taxes, (v) such filings as may be required under state securities or state "blue sky" Laws, (vi) as set forth in Section 4.5(b) of the Company Disclosure Letter with respect to the Specified Transactions, and (vii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

        Section 4.6    Permits; Compliance with Law.

          (a)   Except for the Environmental Permits and the Property Permits, which are addressed solely in Section 4.16 and Section 4.17, respectively, Company and each Company Subsidiary is in possession of all authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances of any Governmental Authority necessary for the lawful conduct of their respective businesses (such permits, excluding Environmental Permits and Property Permits, the "Company Permits"), and all such Company Permits are valid and in full force and effect, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any of such Company Permits, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. Company and each of the Company Subsidiaries are in compliance with the terms of the Company Permits, except where the failure to so comply does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither Company nor any Company Subsidiary has received any written notice nor has any Knowledge indicating that it currently is not in compliance in any material respect with the terms of any Company Permit.

          (b)   None of Company or any Company Subsidiary is or has been in conflict with, or in default or violation of (i) any Law applicable to it or by which any property or asset of it is bound (except for Laws addressed in Section 4.12, Section 4.15, Section 4.16, or Section 4.17 which are solely addressed in those Sections), or (ii) any Company Permits, except, in the case of clauses (i) and (ii), for any such conflicts, defaults or violations that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

        Section 4.7    SEC Documents; Financial Statements.

          (a)   Company has timely filed with, or furnished to (on a publicly available basis), the SEC all forms, documents, statements, schedules and reports required to be filed by Company with the SEC since January 1, 2016 (the forms, documents, statements and reports filed with the SEC since January 1, 2016, including any amendments thereto, the "Company SEC Documents"). As of their respective dates, the Company SEC Documents (other than preliminary materials) complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and none of the Company SEC Documents, at the time of filing or being furnished (or effectiveness in the case of registration statements), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later Company SEC Documents filed or furnished and publicly available prior to the date of this Agreement. To the Knowledge of Company, Company does not have any outstanding and unresolved comments from the SEC with respect to any Company SEC Documents. As of the date of this Agreement, no Company Subsidiary is separately required to file any form or report with the SEC pursuant to the Exchange Act.

          (b)   Company has made available to Parent true, complete and correct copies of all written correspondence between the SEC, on one hand, and Company, on the other hand, since January 1, 2016. At all applicable times, Company has complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act of 2002 (the "SOX Act") and the rules and regulations thereunder, as amended from time to time. Without limiting the generality of the foregoing: (i) based on Company management's most recently completed evaluation of Company's internal control over financial reporting, there have been no significant deficiencies or material weakness in the design or operation of Company's internal control over financial reporting (whether or not remediated) that would reasonably be expected to materially adversely affect Company's internal control over financial reporting, and there has not been any change in its internal control over financial reporting that has occurred since December 31, 2018 that would reasonably be expected to materially adversely affect Company's internal control over financial reporting, (ii) since January 1, 2016, Company has designed and maintained disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) to ensure that material information relating to Company and required to be disclosed by Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and is accumulated and communicated to Company's management as appropriate to allow timely decisions regarding required disclosure, (iii) Company's management has completed an assessment of the effectiveness of Company's disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Company SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation, (iv) based on Company management's most recently completed evaluation of Company's internal control over financial reporting, Company does not have any Knowledge of any fraud, whether or not material, that involves management who have a significant role in Company's recording, processing, summarizing and reporting financial information and internal control over financial reporting, and (v) as of the date of this Agreement, the principal executive officer and principal financial officer of Company have made all certifications required by the SOX Act and the regulations of the SEC promulgated thereunder and the statements contained in all such certifications were, as of their respective dates made, true, complete and correct in all material respects.

          (c)   The consolidated financial statements of Company and the Company Subsidiaries included, or incorporated by reference, in the Company SEC Documents, including the related notes and schedules, complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X under the Exchange Act) and fairly presented, in all material respects, in accordance with applicable requirements of GAAP and the applicable rules and regulations of the SEC (subject, in the case of the unaudited statements, to normal, recurring adjustments), the consolidated financial position of Company and the Company Subsidiaries, taken as a whole, as of their respective dates and the consolidated statements of income and the consolidated cash flows of Company and the Company Subsidiaries for the periods presented therein, in each case, except to the extent such financial statements have been modified or superseded by later Company SEC Documents filed and publicly available prior to the date of this Agreement.

          (d)   Neither Company nor any Company Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement, including any contract relating to any transaction or relationship between or among Company and any Company Subsidiary, on the one hand, and any unconsolidated Affiliate of Company or any Company Subsidiary, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any "off-balance sheet arrangements" (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Company or any Company Subsidiary in Company's or such Company Subsidiary's audited financial statements or other Company SEC Documents.

        Section 4.8    Absence of Certain Changes or Events.    From the date of the Company's most recent balance sheet included in the Company SEC Documents through the date of this Agreement and except as set forth on Section 4.8 of the Company Disclosure Letter, (a) Company and each Company Subsidiary has conducted its business in all material respects in the ordinary course of business consistent with past practice, (b) there has not been any Company Material Adverse Effect or any Event that, individually or in the aggregate with all other Events, would reasonably be expected to result in a Company Material Adverse Effect and (c) none of Company or the Company Subsidiaries have taken any action that, if taken after the date of this Agreement without Parent's consent, would constitute a breach of the covenants set forth in any of clauses (vii), (viii), (xii), (xiii), (xiv), (xvi) or (xxi) of Section 6.1(b).

        Section 4.9    No Undisclosed Material Liabilities.    Except as set forth on Section 4.9 of the Company Disclosure Letter, there are no material liabilities of Company or any of the Company Subsidiaries of any nature that would be required under GAAP to be set forth on the financial statements of Company or the notes thereto, other than: (a) liabilities reflected or reserved against as required by GAAP on Company's most recent consolidated balance sheet (or notes thereto) included in the Company SEC Documents; (b) liabilities incurred in connection with the transactions contemplated by this Agreement; or (c) liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2018.

        Section 4.10    No Default.    Neither Company nor any of the Company Subsidiaries is in default or violation of any term, condition or provision of (a) (i) the Company Charter or the Company Bylaws, or (ii) except as, individually or in the aggregate, would not be reasonably expected to have a Company Material Adverse Effect, the comparable Organizational Documents of any of the Company Subsidiaries, or (b) except as set forth on Section 4.10 of the Company Disclosure Letter, any loan or credit agreement, note, or any bond, mortgage or indenture, to which Company or any of the Company Subsidiaries is a party or by which Company or any of the Company Subsidiaries or any of their respective properties or assets is bound, except in the case of clause (b) for defaults or violations that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

        Section 4.11    Litigation.    Except as individually or in the aggregate would not reasonably be expected to have a Company Material Adverse Effect or as set forth on Section 4.11 of the Company Disclosure Letter, as of the date of this Agreement, (a) there is no Action pending or, to the Knowledge of Company, threatened against Company or any Company Subsidiary, and (b) neither Company nor any Company Subsidiary, nor any of their respective properties, is subject to any outstanding Order of any Governmental Authority.

        Section 4.12    Taxes.

          (a)   Company, each Company Subsidiary and each BTC Entity has timely filed with the appropriate Governmental Authority all material Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were true, complete and correct in all respects. Company and each Company Subsidiary has duly and timely paid (or there has been paid on their behalf), or made adequate provisions in accordance with GAAP for, all Taxes required to be paid by them, whether or not shown on any Tax Return.

          (b)   Company and each Company Subsidiary and BTC Entity that has elected to be taxed as a REIT (each, a "Subsidiary REIT") (i) for all taxable years commencing with their first taxable years through their taxable years ended December 31, 2018, have been subject to taxation as a REIT and have satisfied all requirements to qualify as a REIT for such years; (ii) have operated since January 1, 2019 to the date hereof, and will continue to operate until the Closing, in a manner consistent with the requirements for qualification and taxation as a REIT; and (iii) have not taken or omitted to take any action that could reasonably be expected to result in a challenge by the IRS or any other Governmental Authority to their status as REITs, and no such challenge is pending or, to the Knowledge of Company, threatened. No Company Subsidiary or BTC Entity is or has been a corporation for United States federal income tax purposes, other than (i) a corporation that qualifies as a REIT, (ii) a corporation that qualifies as a "qualified REIT subsidiary" within the meaning of Section 856(i)(2) of the Code (each a "Qualified REIT Subsidiary") or (iii) a corporation that qualifies as a "taxable REIT subsidiary" within the meaning of Section 856(l) of the Code (each, a "Taxable REIT Subsidiary"). Company's and each Subsidiary REIT's dividends paid deduction, within the meaning of Section 561 of the Code, for each taxable year commencing with their first taxable years through their taxable years ended December 31, 2018, taking into account any dividends subject to Sections 857(b)(8) or 858 of the Code, has not been less than Company's or each Subsidiary REIT's, as applicable, REIT taxable income, as defined in Section 857(b)(2) of the Code, determined without regard to any dividends paid deduction for such year.

          (c)   (i) There are no audits, investigations by any Governmental Authority or other proceedings ongoing or, to the Knowledge of Company, threatened with regard to any material Taxes or Tax Returns of Company, any Company Subsidiary or any BTC Entity; (ii) no material deficiency for Taxes of Company, any Company Subsidiary or any BTC Entity has been claimed, proposed or assessed in writing or, to the Knowledge of Company, threatened, by any Governmental Authority, which deficiency has not yet been settled except for such deficiencies that are being contested in good faith; (iii) none of Company, any Company Subsidiary or any BTC Entity has waived any statute of limitations with respect to the assessment of material Taxes or agreed to any extension of time with respect to any material Tax assessment or deficiency for any open tax year; (iv) except as set forth in Section 4.12(c)(iv) of the Company Disclosure Letter, none of Company, any Company Subsidiary or any BTC Entity currently is the beneficiary of any extension of time within which to file any material Tax Return; and (v) none of Company, any Company Subsidiary or any BTC Entity has entered into any "closing agreement" as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law). No claim has been made by a Governmental Authority in a jurisdiction where Company or a Company Subsidiary does not file Tax Returns that the Company or such Company Subsidiary is or may be subject to taxation in that jurisdiction.

          (d)   Except as set forth in Section 4.12(d) of the Company Disclosure Letter, each Company Subsidiary and each BTC Entity that is a partnership, joint venture or limited liability company and that has not elected to be a Taxable REIT Subsidiary or a REIT has been since its formation treated for United States federal income tax purposes as a partnership, disregarded entity, or Qualified REIT Subsidiary, as the case may be, and not as a corporation or an association taxable as a corporation whose separate existence is respected for federal income tax purposes.

          (e)   Taking into account all distributions to be made by the Company prior to the Effective Time, Company will have distributed cash to its stockholders in its taxable year in which the Merger occurs in an amount equal to or in excess of the amount required to be distributed pursuant to Section 857(a) of the Code in respect of such taxable year determined as if such taxable year ended with the Merger, and the calculation of such amount shall be provided to Parent for its review and comment.

          (f)    Neither Company nor any Company Subsidiary holds any asset the disposition of which would be subject to Treasury Regulation Section 1.337(d)-7, nor have they disposed of any such asset during their current taxable year.

          (g)   For all taxable years commencing with their first taxable years, Company and the Company Subsidiaries have not incurred (i) any material liability for Taxes under Sections 857(b)(1), 857(b)(4), 857(b)(5), 857(b)(6)(A), 857(b)(7), 860(c) or 4981 of the Code that have not been previously paid, and (ii) any liability for Taxes under Sections 857(b)(5) (for income test violations), 856(c)(7)(C) (for asset test violations), or 856(g)(5)(C) (for violations of other qualification requirements applicable to REITs). None of Company or any Company Subsidiary has incurred any material liability for Tax other than (A) in the ordinary course of business consistent with past practice, or (B) transfer or similar Taxes arising in connection with sales of property. No Event has occurred, and no condition or circumstances exists, that presents a material risk that any material liability for Taxes described clause (i) of the first sentence of this paragraph or the preceding sentence or any liability for Taxes described in clause (ii) of the first sentence of this paragraph will be imposed upon Company or any Company Subsidiary.

          (h)   Company, the Company Subsidiaries and the BTC Entities have complied, in all material respects, with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

          (i)    There are no Company Tax Protection Agreements (as hereinafter defined) in force at the date of this Agreement, and, as of the date of this Agreement, no person has raised in writing, or to the Knowledge of Company threatened to raise, a material claim against Company or any Company Subsidiary for any breach of any Company Tax Protection Agreements. As used herein, "Company Tax Protection Agreements" means any written agreement to which Company or any Company Subsidiary is a party pursuant to which: (i) any liability to holders of limited partnership interests in a Company Subsidiary Partnership relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement, or (ii) in connection with the deferral of income Taxes of a holder of limited partnership interests or limited liability company in a Company Subsidiary Partnership, Company or the Company Subsidiaries have agreed to (A) maintain a minimum level of debt, continue a particular debt or provide rights to guarantee debt, (B) retain or not dispose of assets, (C) make or refrain from making Tax elections, or (D) only dispose of assets in a particular manner. As used herein, "Company Subsidiary Partnership" means each of Company LP and any other Company Subsidiary that is a partnership for United States federal income tax purposes.

          (j)    There are no Tax Liens upon any property or assets of Company or any Company Subsidiary, except (i) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP or (ii) the Company Permitted Liens.

          (k)   There are no Tax allocation or sharing agreements or similar arrangements with respect to or involving Company or any Company Subsidiary.

          (l)    Neither Company nor any Company Subsidiary has requested, has received or is subject to any written ruling of a Governmental Authority or has entered into any written agreement with a Governmental Authority with respect to any Taxes.

          (m)  Neither Company nor any Company Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than the group the common parent of which was Company) or (ii) has any liability for the Taxes of any Person (other than Company or any Company Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise.

          (n)   Except for ordinary course transactions that may be "reportable transactions" solely on account of the recognition of a tax loss, neither Company nor any Company Subsidiary has participated in any "reportable transaction" within the meaning of Treasury Regulation Section 1.6011-4(b).

          (o)   Neither Company nor any Company Subsidiary has constituted either a "distributing corporation" or a "controlled corporation" (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a "plan" or "series of related transactions" (within the meaning of Section 355(e) of the Code) in conjunction with transactions contemplated by this Agreement.

          (p)   Company is a "domestically controlled qualified investment entity" within the meaning of Section 897(h)(4)(B) of the Code.

          (q)   No written power of attorney that has been granted by Company or any Company Subsidiary (other than to Company or a Company Subsidiary) currently is in force with respect to any matter relating to Taxes.

          (r)   Prior to the Effective Time, neither Company, nor any Company Subsidiary, nor any BTC Entity has had any employees.

        Section 4.13    Benefit Plans; Employees.

          (a)   Other than the Company Equity Incentive Plan and the Company Private Placement Plan, Company and the Company Subsidiaries do not maintain, sponsor, contribute to or have any liability (whether actual or contingent) with respect to, and have never maintained, sponsored, contributed to or had any liability (whether actual or contingent) with respect to, any Benefit Plan. Neither Company nor any Company Subsidiary has any contract, plan or commitment, whether or not legally binding, to adopt or sponsor any Benefit Plan (other than the Company Equity Incentive Plan and the Company Private Placement Plan).

          (b)   Neither Company nor any Company Subsidiary has, or has ever had, any employees.

          (c)   None of Company, any Company Subsidiary or any of their respective ERISA Affiliates maintains, contributes to, or participates in, or has ever maintained, contributed to, or participated in, or otherwise has any obligation or liability in connection with: (i) a "pension plan" under Section 3(2) of ERISA that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code; or (ii) a "multiemployer plan" (as defined in Section 3(37) of ERISA).

        Section 4.14    Information Supplied.    None of the information relating to Company and the Company Subsidiaries that will be contained in the Proxy Statement or that is provided by Company and the Company Subsidiaries in writing specifically for inclusion or incorporation by reference in the Proxy Statement or any other document filed with the SEC in connection with the transactions contemplated by this Agreement will (a) in the case of the Proxy Statement, at the time of the mailing thereof or at the time the Company Stockholder Meeting is to be held, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) with respect to any other document to be filed by Company with the SEC in connection with the Merger or the other transactions contemplated by this Agreement, at the time of its filing with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will (with respect to Company and the Company Subsidiaries) comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act; provided that no representation or warranty is made hereunder with respect to statements made or incorporated by reference by, or with respect to, Parent or Merger Sub.

        Section 4.15    Intellectual Property.    Except as set forth in Section 4.15 to the Company Disclosure Letter, as of the date of this Agreement, neither Company nor any Company Subsidiary: (a) owns any material registered trademarks, patents or copyrights; (b) has any pending applications, registrations or recordings for any trademarks, patents or copyrights that are material to the operations of Company and the Company Subsidiaries, taken as a whole; or (c) is a party to any licenses, contracts or agreements with respect to use by Company or any Company Subsidiary of any third-party Intellectual Property (other than commercially available off-the-shelf software). To the Knowledge of Company, no Intellectual Property used by Company or any of the Company Subsidiaries infringes or is alleged to infringe any Intellectual Property rights of any third party. To the Knowledge of Company, no Person is misappropriating, infringing or otherwise violating any Intellectual Property of Company or any Company Subsidiary. Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, Company and the Company Subsidiaries own or are licensed to use, or otherwise possess valid rights to use, all Intellectual Property necessary to conduct the business of Company and the Company Subsidiaries as it is currently conducted.

        Section 4.16    Environmental Matters.    Except (i) as set forth in any Phase I or Phase II or other environmental report or any Company Title Insurance Policy provided or otherwise made available to Parent prior to the date hereof, (ii) as set forth in Section 4.16 of the Company Disclosure Letter or (iii) as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect:

          (a)   Company and each Company Subsidiary are in compliance with all Environmental Laws.

          (b)   Company and each Company Subsidiary have all Environmental Permits necessary to conduct their current operations and are in compliance with such Environmental Permits.

          (c)   Neither Company nor any Company Subsidiary has received any written notice, demand, letter or claim alleging that it is in violation of, or liable under, any Environmental Law or that any Order has been issued against it that remains unresolved. There is no Action pending, or, to the Knowledge of Company, threatened against Company and any Company Subsidiary under any Environmental Law.

          (d)   Neither Company nor any Company Subsidiary has entered into or agreed to any Order or is subject to any judgment, decree or judicial, administrative or compliance order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances.

          (e)   Neither Company nor any Company Subsidiary has caused any release of a Hazardous Substance that would be required to be investigated or remediated by Company or any Company Subsidiary under any Environmental Law, except as, individually or in the aggregate, would not reasonably be expected to result in a Company Material Adverse Effect.

          (f)    Notwithstanding any other provision of this Agreement, this Section 4.16 contains the exclusive representations and warranties of Company with respect to environmental matters, Environmental Laws or Hazardous Substances.

        Section 4.17    Properties.

          (a)   Section 4.17(a)(i) of the Company Disclosure Letter sets forth a true, complete and correct list of the address of each Company Property. Section 4.17(a)(ii) of the Company Disclosure Letter sets forth a list of each real property that, as of the date of this Agreement, is under contract by Company or a Company Subsidiary for purchase by Company or such Company Subsidiary or that is required under a binding contract to be leased or subleased by Company or a Company Subsidiary as lessee or sublessee after the date of this Agreement. Except as set forth in Section 4.17(a)(ii) of the Company Disclosure Letter, there are no written agreements to which either Company or any Company Subsidiary is a party pursuant to which either Company or any Company Subsidiary is obligated to buy, lease or sublease any real properties at some future date.

          (b)   Either Company or a Company Subsidiary owns good and valid fee simple title or leasehold title (as applicable) to each of the Company Properties, in each case, free and clear of Liens, except for Company Permitted Liens.

          (c)   Company and each Company Subsidiary has in effect all Property Permits or agreements, easements or other rights that are necessary to permit the current use and operation of the buildings and improvements on any of the Company Properties, except for such failures to have in effect that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. Neither Company nor any of the Company Subsidiaries has received (i) written notice that any Property Permit or any agreement, easement or other right that is necessary to permit the current use and operation of the buildings and improvements on any of the Company Properties is not in full force and effect as of the date of this Agreement (or of any pending written threat of modification or cancellation of any of same), except for such failures to be in full force and effect that, individually, or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, or (ii) written notice of any uncured violation of any Laws affecting any of the Company Properties that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

          (d)   Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, no condemnation, eminent domain or similar proceeding is pending with respect to any owned Company Property, and neither Company nor any Company Subsidiary has received any written notice to the effect that (i) any condemnation or rezoning proceedings are threatened with respect to any of Company Properties or (ii) any zoning regulation or ordinance (including with respect to parking), Board of Fire Underwriters rules, building, fire, health or other Law has been violated (and remains in violation) for any Company Property.

          (e)   Except for discrepancies, errors or omissions that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, the information set forth under the headings "Tenant," "Currently Monthly Rent," "Lease From To," "Security Deposit," "Sq Ft (Square Feet)," and "Rent Increase" in the rent rolls for each of the Company Properties, as of July 12, 2019, which rent rolls have previously been made available by or on behalf of Company or any Company Subsidiary to Parent (including an indication of whether any Company Property is subject to net leases), are true and correct.

          (f)    True and complete (in all material respects) copies of all (i) ground leases under which the interest of Company or any Company Subsidiary in Company Properties is a leasehold interest, and (ii) Company Leases with annual rent in excess of $1,000,000 (the "Material Company Leases"), in each case in effect as of the date hereof, have been made available to Parent. Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect or as set forth in Section 4.17(f) of the Company Disclosure Letter, (x) neither Company nor any Company Subsidiary has given or received written notice of any breach or violation of, or default under, any Material Company Lease, which breach, violation or default remains outstanding and uncured; (y) no tenant under a Material Company Lease is in monetary default under such Material Company Lease, which default remains outstanding and uncured; and (z) each Material Company Lease is valid, binding and enforceable in accordance with its terms and is in full force and effect with respect to Company or a Company Subsidiary and, to the Knowledge of Company, with respect to the other parties thereto, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors' rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

          (g)   Except for Company Permitted Liens or as set forth in the Company Leases and Company Title Insurance Policies (and all documents referenced therein) provided or otherwise made available to Parent prior to the date hereof or as set forth in the Organizational Documents of the Company Subsidiaries and other entities in which Company or the Company Subsidiaries own an interest, or as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, (i) except as set forth in Section 4.17(g) of the Company Disclosure Letter, there are no unexpired option to purchase agreements, rights of first refusal or first offer or any other rights to purchase or otherwise acquire any Company Property or any portion thereof that would materially adversely affect Company's or any Company Subsidiary's, ownership, ground lease or other interest, or right to use, a Company Property subject to a Material Company Lease, and (ii) there are no other outstanding rights or agreements to enter into any contract for sale, ground lease or letter of intent to sell or ground lease any Company Property or any portion thereof that is owned by any Company Subsidiary, which, in each case, is in favor of any party other than Company or a Company Subsidiary (a "Company Third Party").

          (h)   Except pursuant to a Company Lease, or any ground lease affecting any Company Property, neither Company nor any Company Subsidiary is a party to any agreement pursuant to which Company or any Company Subsidiary manages or manages the development of any real property for any Company Third Party.

          (i)    For each Company Property, policies of (i) title insurance have been issued insuring, as of the effective date of each such insurance policy, fee simple title interest held by Company or the applicable Company Subsidiary with respect to the Company Properties that are not subject to the ground leases, and (ii) leasehold insurance have been issued insuring, as of the effective date of each such insurance policy, the leasehold interest that Company or the applicable Company Subsidiary holds with respect to each Company Property that is subject to a ground lease (each, a "Company Title Insurance Policy" and, collectively, the "Company Title Insurance Policies"). A copy of each Company Title Insurance Policy in Company's possession has been made available to Parent. No written claim has been made against any Company Title Insurance Policy, that, individually or in the aggregate, would be material to any Company Property.

          (j)    To the Knowledge of Company, Section 4.17(j) of the Company Disclosure Letter lists each Company Property that is (i) under development as of the date hereof (other than normal repair and maintenance), and describes the status of such development as of the date hereof or (ii) subject to a binding agreement for development or commencement of construction by Company or a Company Subsidiary, in each case other than those pertaining to customary capital repairs, replacements and other similar correction of deferred maintenance items in the ordinary course of business.

          (k)   Section 4.17(k) of the Company Disclosure Letter lists the parties (other than Company or a Company Subsidiary) currently providing third-party property management services to Company or a Company Subsidiary and identifies the Company Properties currently managed by each such party.

          (l)    Company and the Company Subsidiaries have good and valid title to, or a valid and enforceable leasehold interest in, or other right to use, all personal property owned, used or held for use by them as of the date of this Agreement (other than property owned by tenants and used or held in connection with the applicable tenancy), except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. None of Company's or any of the Company's Subsidiaries' ownership of or leasehold interest in any such personal property is subject to any Liens, except for Company Permitted Liens and Liens that would not reasonably be expected to have a Company Material Adverse Effect.

          (m)  Neither Company nor any Company Subsidiary (i) has received written notice of any structural defects relating to any Company Property that would have, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and (ii) has received written notice of any physical damage to any Company Property that would have, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect for which there is not insurance in effect covering the cost of the restoration and the loss of revenue, subject to reasonable deductibles and retention limits.

        Section 4.18    Material Contracts.

          (a)   Except (i) for contracts filed as exhibits to the Company SEC Documents, (ii) as set forth in Section 4.18(a) of the Company Disclosure Letter, and (iii) for contracts that (x) are terminable upon not more than thirty (30) days' notice without a penalty or premium, (y) will be fully performed and satisfied as of or prior to Closing, or (z) are by and among Company and any Company Subsidiary or among Company Subsidiaries, as of the date of this Agreement, neither Company nor any Company Subsidiary is a party to or bound by any contract that, as of the date hereof:

              (i)  is required to be filed as an exhibit to the Company Annual Report on Form 10-K pursuant to Item 601(b)(2), (4), (9) or (10) of Regulation S-K promulgated under the Securities Act;

             (ii)  obligates Company or any Company Subsidiary to make non-contingent aggregate annual expenditures (other than principal or interest payments or the deposit of other reserves with respect to debt obligations) in excess of $5,000,000, except for any Company Lease or any ground lease pursuant to which any third party is a lessee or sublessee on any Company Property;

            (iii)  contains any non-compete, non-solicit or exclusivity provisions with respect to any line of business or geographic area that restricts the business of Company or any Company Subsidiary, or that otherwise restricts the lines of business conducted by Company or any Company Subsidiary or the geographic area in which Company or any Company Subsidiary may conduct business;

            (iv)  is an agreement (other than the Organizational Documents of Company or a Company Subsidiary) that obligates Company or any Company Subsidiary to indemnify any past or present directors, officers, trustees, employees and agents of Company or any Company Subsidiary pursuant to which Company or a Company Subsidiary is the indemnitor;

             (v)  constitutes an Indebtedness obligation of Company or any Company Subsidiary with a principal amount as of the date hereof greater than $10,000,000;

            (vi)  requires Company or any Company Subsidiary to dispose of or acquire assets or properties (other than in connection with the expiration of a Company Lease or a ground lease pursuant to which any third party is a lessee or sublessee on any Company Property) with a fair market value in excess of $10,000,000, or involves any pending or contemplated merger, consolidation or similar business combination transaction, except for any Company Lease or any ground lease pursuant to which any third party is a lessee or sublessee on any Company Property;

           (vii)  constitutes an interest rate cap, interest rate collar, interest rate swap or other contract or agreement relating to a hedging transaction;

          (viii)  constitutes a joint venture, partnership or limited liability company or strategic alliance agreement between Company or any Company Subsidiary, on the one hand, and any third party, on the other hand; or

            (ix)  constitutes a loan to any Person (other than a wholly owned Company Subsidiary) by Company or any Company Subsidiary (other than advances or rent relief made in connection with or pursuant to and expressly disclosed in the Company Leases or pursuant to any disbursement agreement, development agreement, or development addendum entered into in connection with a Company Lease with respect to the development, construction, or equipping of Company Properties or the funding of improvements to Company Properties) in an amount in excess of $5,000,000.

          (b)   Each contract in any of the categories set forth in Section 4.18(a) to which Company or any Company Subsidiary is a party or by which it is bound as of the date hereof is referred to herein as a "Company Material Contract." For the avoidance of doubt, the term "Company Material Contract" does not include any Company Leases. A true, complete and correct copy of each Company Material Contract, as of the date of this Agreement, has been made available to Parent prior to the date of this Agreement.

          (c)   Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, each Company Material Contract is legal, valid, binding and enforceable against Company and each Company Subsidiary that is a party thereto and, to the Knowledge of Company, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors' rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). Except as set forth in Section 4.18(c) of the Company Disclosure Letter, Company and each Company Subsidiary has performed all obligations required to be performed by it under each Company Material Contract and, to the Knowledge of Company, each other party thereto has performed all obligations required to be performed by it under such Company Material Contract, in each case, except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. None of Company or any Company Subsidiary, or, to the Knowledge of Company, any other party thereto, is in breach or violation of, or default under, any Company Material Contract, and no event has occurred that, with notice or lapse of time or both, would constitute a violation, breach or default under any Company Material Contract, except where in each case such violation, breach or default is not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. As of the date hereof, neither Company nor any Company Subsidiary has received written notice of any material violation or material default under any Company Material Contract.

          (d)   Section 4.18(d) of the Company Disclosure Letter sets forth (i) a true, complete and correct list of all outstanding Indebtedness of Company and Company Subsidiaries as of the date set forth therein, other than Indebtedness payable to Company or a Company Subsidiary, and (ii) the respective principal amounts outstanding and the interest rates thereunder, in each case as of May 31, 2019.

        Section 4.19    Insurance.    Company and the Company Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such risks which Company believes are adequate for the operation of its business and the protection of its assets. As of the date hereof, and except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no claim by Company or any Company Subsidiary pending under any such insurance policies that has been denied or disputed by the insurer Company has made available to Parent copies of all material insurance policies and all material fidelity bonds or other material insurance contracts providing coverage for all Company Properties (the "Company Insurance Policies"). Except as individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, all premiums due and payable under all Company Insurance Policies have been paid, and Company and the Company Subsidiaries have otherwise complied in all material respects with the terms and conditions of all Company Insurance Policies. To the Knowledge of

Company, such Company Insurance Policies are valid and enforceable in accordance with their terms and are in full force and effect. No written notice of cancellation or termination has been received by Company or any Company Subsidiary with respect to any such policy that has not been replaced on substantially similar terms prior to the date of such cancellation.

        Section 4.20    Opinion of Financial Advisor.    The Company Board has received an opinion of Morgan Stanley & Co. LLC ("Morgan Stanley"), to the effect that, as of the date of such opinion and based on and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in such opinion, the Per Share Merger Consideration to be received in the Merger by the holders of Company Common Stock (excluding the Advisor, Company, Parent and their respective Affiliates) is fair, from a financial point of view, to such holders, which opinion will be made available to Parent solely for informational purposes.

        Section 4.21    Approval Required.    The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote (the "Company Stockholder Approval") is the only vote of holders of securities of Company required to approve the Merger and the other transactions contemplated by this Agreement.

        Section 4.22    Brokers.    Except for the fees and expenses payable to the Persons set forth in Section 4.22 of the Company Disclosure Letter, no broker, investment banker or other Person is entitled to any broker's, finder's or other similar fee or commission in connection with the Merger and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Company or any Company Subsidiary.

        Section 4.23    Investment Company Act.    None of Company or any Company Subsidiary is required to be registered as an investment company under the Investment Company Act.

        Section 4.24    Takeover Statutes.    Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 5.11, the Company Board has taken all action necessary to render inapplicable to the Merger and the other transactions contemplated by this Agreement, the restrictions on business combinations contained in Subtitle 6 of Title 3 of the MGCL and the restrictions on control share acquisitions contained in Subtitle 7 of Title 3 of the MGCL. To the Knowledge of Company, no other "business combination," "control share acquisition," "fair price," "moratorium" or other takeover or anti-takeover statute or similar federal or state Law (collectively, "Takeover Statutes") is applicable to this Agreement, the Merger or the other transactions contemplated by this Agreement.

        Section 4.25    Related Party Transactions.    Except for this Agreement or as set forth in the Company SEC Documents filed from January 1, 2017 through and including the date of this Agreement or as permitted by this Agreement, from January 1, 2019 through the date of this Agreement there have been no transactions, agreements, arrangements or understandings between Company or any Company Subsidiary, on the one hand, and any Affiliates (other than the Company Subsidiaries) of Company, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC. Section 4.25 of the Company Disclosure Letter sets forth each agreement between Company or any Company Subsidiary, on the one hand, and any Affiliates (other than the Company Subsidiaries) of Company, on the other hand (each, a "Company Related Party Agreement").

        Section 4.26    No Other Representations and Warranties.    Except for the representations or warranties expressly set forth in this Article 4, neither Company nor any of other Person has made any representation or warranty, expressed or implied, with respect to Company or the Company Subsidiaries, their businesses, operations, assets, liabilities, condition (financial or otherwise), results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects

(including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Company or the Company Subsidiaries. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by Company in this Article 4, neither Company nor any other Person makes or has made any representation or warranty to Parent or any of its Affiliates or Representatives with respect to, any oral or written information presented to Parent or any of its Affiliates or Representatives in the course of their due diligence of Company and the Company Subsidiaries, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

        Parent and Merger Sub hereby jointly and severally represent and warrant to Company that:

        Section 5.1    Organization and Qualification.    Parent is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Delaware. Merger Sub is a limited liability company, duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and Merger Sub has the requisite organizational power and authority to own, lease, hold, encumber and operate its properties and to carry on its business as it is now being conducted and is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect. Merger Sub is a wholly owned subsidiary of Parent. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has not conducted any activities other than in connection with its organization, the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby.

        Section 5.2    Authority.

          (a)   Each of Parent and Merger Sub has the requisite limited partnership and limited liability company power, respectively, and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement to which each of Parent and Merger Sub is a party, including the Merger. The execution and delivery and performance by each of Parent and Merger Sub of this Agreement and the consummation by each of Parent and Merger Sub of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary limited partnership and limited liability company action, respectively, and no other limited partnership or limited liability company proceedings on the part of Parent and Merger Sub, respectively, are necessary to authorize this Agreement or the Merger or to consummate the other transactions contemplated by this Agreement, subject, with respect to the Merger, to the filing of the Articles of Merger with, and acceptance for record of the Articles of Merger by, the SDAT and the filing of the Merger Certificate with the DSOS. This Agreement has been duly authorized, executed and delivered by each of Parent and Merger Sub and assuming due authorization, execution and delivery by Company, constitutes a legally valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors' rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

          (b)   The Parent Board, at a duly held meeting, has, on behalf of Parent, (i) unanimously determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable and in the best interests of Parent and its partners, and (ii) unanimously authorized and approved the execution, delivery and performance of this Agreement, the Merger and the other transactions contemplated by this Agreement, which resolutions remain in full force and effect and have not been subsequently rescinded, modified or withdrawn in any way. In addition, Parent, in its capacity as the sole direct or indirect equityholder of Merger Sub, has taken all actions required for the execution of this Agreement by Merger Sub and to adopt and approve this Agreement and to approve the consummation by Merger Sub of the Merger and the other transactions contemplated by this Agreement.

        Section 5.3    No Conflict; Required Filings and Consents.

          (a)   Assuming that all consents, approvals, authorizations and permits described in Section 5.3(b) have been obtained, all filings and notifications described in Section 5.3(b) have been made and any waiting periods thereunder have terminated or expired, the execution and delivery of this Agreement by each of Parent and Merger Sub does not, and the performance of this Agreement and its obligations hereunder will not, (i) conflict with or violate any provision of any organizational or governing document of Parent or Merger Sub, (ii) conflict with or violate any Law applicable to each of Parent and Merger Sub or by which any property or asset of each of Parent and Merger Sub is bound, or (iii) require any consent or approval (except as contemplated by Section 5.3(b)) under, result in any breach of any obligation or any loss of any benefit or material increase in any cost or obligation of Parent or Merger Sub under, or constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, or give to any other Person any right of termination, acceleration or cancellation (with or without notice or the lapse of time or both) of, or give rise to any right of purchase, first offer or forced sale under or result in the creation of a Lien on any property or asset of Parent or Merger Sub pursuant to, any note, bond, debt instrument, indenture, contract, agreement, ground lease, license, permit or other legally binding obligation to which Parent or Merger Sub is a party except, as to clauses (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other occurrences that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

          (b)   The execution and delivery of this Agreement by each of Parent and Merger Sub does not, and the performance of this Agreement by each of Parent and Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) the filing with the SEC of such reports under, and other compliance with, the Exchange Act and the Securities Act as may be required in connection with this Agreement and the transactions contemplated hereby, (ii) the filing of the Articles of Merger with, and the acceptance of the Articles of Merger for record by, SDAT pursuant to the MGCL, (iii) the filing of the Merger Certificate with the DSOS pursuant to the Delaware LLC Act, (iv) such filings as may be required in connection with state and local Transfer Taxes, (v) such filings as may be required under state securities or state "blue sky" Laws, and (vi) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

        Section 5.4    Litigation.    Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, as of the date of this Agreement, (a) there is no Action pending or, to the Knowledge of Parent, threatened against Parent, Merger Sub or any Parent Subsidiary, and (b) none of Parent, Merger Sub or any Parent Subsidiary, or any of their respective properties, is subject to any outstanding Order of any Governmental Authority.

        Section 5.5    Information Supplied.    None of the information supplied by Parent, Merger Sub and the Parent Subsidiaries specifically for inclusion or incorporation by reference in the Proxy Statement or any other document filed with the SEC in connection with the transactions contemplated by this

Agreement will (a) in the case of the Proxy Statement, at the time of the mailing thereof or at the time the Company Stockholder Meeting is to be held, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) with respect to any other document to be filed by Company with the SEC in connection with the Merger or the other transactions contemplated by this Agreement, at the time of its filing with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

        Section 5.6    Brokers.    No broker, investment banker or other Person is entitled to any broker's, finder's or other similar fee or commission in connection with the Merger and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

        Section 5.7    Available Funds.    Parent will have on the Closing Date (i) sufficient cash on hand to pay the Merger Consideration and all fees and related expenses required to be paid by Parent and there will not be on the Closing Date any restriction on the use of such cash for such purpose on the terms and conditions contained in this Agreement and (ii) the resources and capabilities (financial or otherwise) to perform and satisfy the obligations of Parent and Merger Sub set forth in this Agreement, including in connection with the Merger and other transactions contemplated hereby. Parent will not have, as of the Closing Date, incurred any obligation, commitment, restriction or liability of any kind that would prevent or substantially adversely affect such resources. Each of Parent and Merger Sub acknowledges that the obligations of each of Parent and Merger Sub hereunder are not subject to any conditions regarding the ability of Parent or Merger Sub to obtain financing for the consummation of the transactions contemplated by this Agreement or otherwise.

        Section 5.8    Solvency.    Assuming (a) the satisfaction of the conditions to the obligations of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement and (b) that any estimates, projections or forecasts prepared by or on behalf of the Company Parties that have been provided to Parent have been prepared in good faith based upon assumptions that were and continue to be reasonable, immediately after the consummation of the Merger and immediately after giving effect to the transactions contemplated by this Agreement, the Surviving Entity and its subsidiaries will be able to pay their respective Indebtedness as it becomes due in the usual course of business and will own total assets whose value exceeds the sum of its total liabilities.

        Section 5.9    No Agreements with Company Related Parties.    As of the date of this Agreement and as of the Closing Date, neither Parent nor Merger Sub nor any of their respective Affiliates has entered into any agreement (written or oral) with the Advisor, any Affiliate of the Advisor or any of the named executive officers, directors or trustees of Company related to the Merger or any of the other transactions contemplated by this Agreement that is currently in effect or that would become effective in the future (upon consummation of the Merger or otherwise) that has not been disclosed.

        Section 5.10    No Vote of Parent Equityholders.    Except for the adoption of this Agreement by Parent as the sole equityholder of Merger Sub, no vote of the equityholders of Parent or Merger Sub, or the holders of any other securities of any of them (equity or otherwise), is required by any applicable Law, the organizational documents of Parent or Merger Sub or the applicable rules of any exchange on which securities of Parent are traded in order for Parent or Merger Sub to consummate the Merger and other transactions contemplated by this Agreement.

        Section 5.11    Ownership of Company Common Stock.    None of Parent, Merger Sub or any of their respective subsidiaries owns (directly or indirectly, beneficially or of record) or is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, any shares of Company Common Stock or other securities of Company (other than as contemplated by this Agreement).

        Section 5.12    Taxes.

          (a)   Immediately after the Effective Time, Surviving Entity will not have any employees and will continue to be externally managed and Parent will not cause Surviving Entity to have any employees or to be other than externally managed.

          (b)   Parent's ownership of the Company Common Stock will not cause a material amount received or accrued by Company during Company's taxable year that includes the Closing Date to fail to be to treated as "rents from real property" within the meaning of Section 856(d) of the Code by reason of Section 856(d)(2)(B) of the Code to the extent that it would cause Company to fail to meet the requirements of Sections 856(c)(2) or 856(c)(3) of the Code for such year.

          (c)   Parent's ownership of the Company Common Stock will not cause the Company to be "closely held" as determined under Section 856(h) of the Code at any time after the Effective Time during Company's taxable year that includes the Closing Date.

ARTICLE 6
COVENANTS RELATING TO CONDUCT OF BUSINESS PENDING THE MERGER

        Section 6.1    Conduct of Business by Company.

          (a)   Company covenants and agrees that, between the date of this Agreement and the earlier to occur of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 9.1 (the "Interim Period"), except (i) to the extent required by Law, (ii) as may be consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), (iii) as may be expressly contemplated, required or permitted pursuant to this Agreement, or (iv) as set forth in Section 6.1 of the Company Disclosure Letter, Company shall, and shall cause each of the Company Subsidiaries to, (A) conduct its business in the ordinary course and in a manner consistent with past practice in all material respects, and (B) use its commercially reasonable efforts to (1) maintain its material assets and properties in their current condition (normal wear and tear and damage caused by casualty or by any reason outside of Company or any Company Subsidiary's control excepted), (2) preserve intact in all material respects its current business organization, goodwill, ongoing businesses and significant relationships with customers, suppliers, distributors, creditors, lessors, tenants and other significant third parties, (3) keep available the services of its then-current executive officers, (4) maintain all Company Insurance Policies or substitutes therefor, and (5) maintain the status of Company as a REIT.

          (b)   Without limiting the generality of foregoing, Company covenants and agrees that, during the Interim Period, except (i) to the extent required by Law, (ii) as may be consented to in writing by Parent (which consent shall not in any case be unreasonably withheld, conditioned or delayed (it being understood that Parent's consent shall be deemed given if Parent has not, within three (3) Business Days, so provided or withheld such consent)), (iii) as may be expressly contemplated, required or permitted by this Agreement, or (iv) as set forth in Section 6.1 of the Company Disclosure Letter, Company shall not, and shall not cause or permit any Company Subsidiary to, do any of the following:

              (i)  amend (A) the Company Charter or the Company Bylaws, or (B) the Organizational Documents of any Company Subsidiary;

             (ii)  split, combine, reclassify or subdivide any shares of stock or other equity securities or ownership interests of Company or any Company Subsidiary (other than any wholly owned Company Subsidiary);

            (iii)  declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of Company or any Company Subsidiary or other equity securities or ownership interests in Company or any Company Subsidiary, except for (A) the declaration by Company of regular daily dividends, aggregated and paid quarterly in accordance with past practice at a daily rate that equates to a quarterly rate not to exceed $0.1425 per share, (B) the declaration and payment of regular distributions that are required to be made in respect of Company Partnership Units, (C) the declaration and payment of dividends or other distributions by any directly or indirectly wholly owned Company Subsidiary to its parent entity, (D) distributions by any Company Subsidiary or any other entity in which Company owns an interest that is not wholly owned, directly or indirectly, by Company, in accordance with the organizational documents of such Company Subsidiary or other entity in which Company owns an interest, (E) the payment of dividends in accordance with Section 7.9, and (F) the declaration and payment of any distributions required to consummate the Specified Transactions; provided that, notwithstanding the restriction on dividends and other distributions in this Section 6.1(b)(iii), Company and any Company Subsidiary shall be permitted to make distributions, including under Sections 858 or 860 of the Code, reasonably necessary for Company to maintain its status as a REIT under the Code and avoid or reduce the imposition of any entity level income or excise Tax under the Code;

            (iv)  redeem, repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity interests of Company or a Company Subsidiary, other than (A) the redemption of Company Special Units in accordance with the terms of the Company Partnership Agreement and this Agreement, (B) the withholding of shares of Company Common Stock to satisfy withholding Tax obligations with respect to awards granted pursuant to the Company Equity Incentive Plan or the Company Private Placement Plan, (C) the acquisition by Company in the ordinary course of business consistent with past practice in connection with the forfeiture of awards pursuant to the terms of the Company Equity Incentive Plan or the Company Private Placement Plan upon termination of employment or service of an award holder, and (D) pursuant to the Company Share Redemption Plan with respect to any redemption request received prior to the suspension of the Company Share Redemption Plan pursuant to Section 7.11;

             (v)  except for transactions among Company and one or more wholly owned Company Subsidiaries or among one or more wholly owned Company Subsidiaries, the issuance and distribution of equity interests or ownership interests in BTC Spinco to stockholders of Company pursuant to the Specified Transactions, or as otherwise contemplated in Section 6.1(b)(iii), (iv) or (vi), issue, deliver, sell, pledge, dispose, encumber or grant, any shares of Company or any of the Company Subsidiaries' capital stock or other equity interests, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of Company or any of the Company Subsidiaries' capital stock or other equity interests; provided, however, that Company may issue shares of Company Common Stock (A) upon the vesting of any Company Restricted Stock, and (B) pursuant to the Company Equity Incentive Plan to the extent required under the terms of the Company Equity Incentive Plan as in effect as of the date of this Agreement;

            (vi)  acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets) any real property, corporation, partnership, limited liability company, other business organization or any division or material amount of assets thereof, except (A) acquisitions by Company or any wholly owned Company Subsidiary of or from an existing wholly owned Company Subsidiary, (B) any pending acquisitions set forth in Section 6.1(b)(vi) of the Company Disclosure Letter (the "Company Pending Acquisitions"), (C) pursuant to existing contractual obligations of Company or any Company Subsidiary (including joint venture agreements), and (D) acquisitions of real property (whether in fee or through a property holding entity or entities) or assets in the ordinary course of business consistent with past practice that would not, or not reasonably be expected to, prevent, materially alter or materially delay the ability of Company to consummate the Merger;

           (vii)  sell, mortgage, pledge, assign, transfer, dispose of or encumber, or effect a deed in lieu of foreclosure with respect to, any material property or assets, except (A) in the ordinary course of business consistent with past practice, (B) pledges or encumbrances of direct or indirect equity interests in entities from time to time under Company's existing revolving credit facility (including with respect to the addition or substitution of Company Subsidiaries as guarantors under Company's existing revolving credit facilities) that (I) acquire properties that are the subject of the Company Pending Acquisitions, or (II) are not currently included in Company's borrowing base under Company's existing revolving credit facility, (C) any pending sales or other dispositions set forth in Section 6.1(b)(vii) of the Company Disclosure Letter, (D) pursuant to existing contractual obligations of Company or any Company Subsidiary (including joint venture agreements), and (E) the sale or other transfer of the BTC Entities required to consummate the Specified Transactions;

          (viii)  incur, create, assume, refinance, replace or prepay any Indebtedness for borrowed money or issue or amend the terms of any debt securities of Company or any of the Company Subsidiaries, or assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for the Indebtedness of any other Person (other than a wholly owned Company Subsidiary), except (A) Indebtedness incurred under Company's existing secured and unsecured revolving and term loan credit facilities in the ordinary course of business consistent with past practice (including to the extent necessary to pay dividends permitted by Section 6.1(b)(iii) and including the addition or substitution of Company Subsidiaries as guarantors under Company's existing revolving credit facilities), (B) funding any transactions permitted by any clause of this Section 6.1(b) (but not the Specified Transactions other than to the extent permitted by clause (E) of this Section 6.1(b)(viii)), (C) Indebtedness that does not, in the aggregate, exceed $15,000,000, (D) refinancing of existing Indebtedness (provided that the terms of such new Indebtedness shall not be materially more onerous on Company compared to the existing Indebtedness and the principal amount of such replacement Indebtedness shall not be materially greater than the Indebtedness it is replacing), and (E) borrowing up to the amount set forth in Section 2.8 of the Company Disclosure Letter under Company LP's line of credit in connection with the Specified Transactions;

            (ix)  make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, Affiliates, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any "keep well" or similar agreement to maintain the financial condition of another entity, other than (A) by Company or a Company Subsidiary to Company, a Company Subsidiary or another entity in which Company directly or indirectly owns an interest, (B) loans, advances or investments required to be made under any of the Company Leases or ground leases pursuant to which any third party is a lessee or sub lessee on any Company Property or any existing joint venture arrangements to which a Company Subsidiary is a party as of the date of this Agreement, (C) in connection with any Tenant Improvements at the any of the Company Properties, and (D) investments permitted pursuant to Section 6.1(b)(vi);

             (x)  enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any Company Material Contract (or any contract that, if existing as of the date hereof, would be a Company Material Contract), other than (A) any termination or renewal in accordance with the terms of any existing Company Material Contract that occurs automatically without any action (other than notice of renewal) by Company or any Company Subsidiary, (B) the entry into any modification or amendment of, or waiver or consent under, any mortgage or related agreement to which Company or any Company Subsidiary is a party as required or necessitated by this Agreement or transactions contemplated hereby, (C) in connection with any Tenant Improvements at the any of the Company Properties, (D) as may be reasonably necessary to comply with the terms of this Agreement, or (E) any Company Material Contract that is entered in connection with the Specified Transactions in accordance with Section 2.8 hereof; provided that any such Company Material Contract or any renewal, modification, amendment, termination, waiver, release or compromise thereof or assignment of any rights or claims thereunder does not provide for, or result in, any material obligation, liability or other expense to Company or its Affiliates (including Parent) after the Closing for which an indemnity has not been provided (but subject to the limitations of any such indemnity) or that would not be covered by any representation and warranty insurance that has been obtained;

            (xi)  enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any Material Company Lease (or any lease for real property that, if existing as of the date hereof, would be a Material Company Lease), except for (A) renewing, modifying or amending any Material Company Lease at or above 90% of budget on a net present value basis or entering into any new lease that would have been a Material Company Lease if existing on the date hereof where the annual rent under such lease is less than $5,000,000, and (B) any entry into, renewal, modification, amendment or termination in accordance with the terms of any such lease that (I) occurs without any required approval (other than notice of renewal or by amendment that does not change any material term of such Material Company Lease) by Company or any Company Subsidiary, or (II) would not otherwise be materially adverse to Company or any Company Subsidiary (it being acknowledged and agreed that the participation by Company or any Company Subsidiary in any fair market determination or similar process required by any Material Company Lease shall not constitute a violation of this Section 6.1(b);

           (xii)  waive, release, assign, settle or compromise any claim or Action, other than waivers, releases, assignments, settlements or compromises that (A) with respect to the payment of monetary damages, involve only (I) the payment of any amounts (including applicable deductibles) payable under an insurance policy insuring Company or a Company Subsidiary or (II) any monetary damages that are (x) equal to or less than the amounts specifically reserved with respect thereto on the most recent balance sheet of Company included in the Company SEC Documents filed and publicly available prior to the date of this Agreement or (y) that do not exceed $5,000,000 individually or $50,000,000 in the aggregate, (B) do not involve the imposition of injunctive relief against Company, any Company Subsidiary, Parent or the Surviving Entity, (C) do not provide for any admission of material liability or wrongdoing by Company or any of the Company Subsidiaries, excluding in each case any such matter relating to Taxes (which, for the avoidance of doubt, shall be covered by Section 6.1(b)(xvii) ), and (D) are with respect to any Action involving any present, former or purported holder or group of holders of Company Common Stock in accordance with Section 7.7(c);

          (xiii)  (A) hire or terminate (without cause) any employee, executive officer or director of Company or any Company Subsidiary or appoint any Person to a position of executive officer or director of Company or any Company Subsidiary (other than to replace any officer that departs after the date of this Agreement or in connection with the appointment of directors as may be elected by Company's stockholders at Company's annual meeting), (B) increase in any manner the amount, rate or terms of compensation or benefits of any of Company's directors, or (C) enter into, or adopt or incur any liability under or with respect to any employment, bonus, severance or retirement contract or other compensation or Benefit Plan;

          (xiv)  except (x) as required under the terms of the Company Equity Incentive Plan or the Company Private Placement Plan, or (y) as set forth in Section 6.1(b)(xiv) of the Company Disclosure Letter, grant, confer, award or modify the terms of any options, convertible securities, restricted stock, phantom shares, equity-based compensation or other rights to acquire, or denominated in, any of Company's or any of the Company Subsidiaries' capital stock or other voting securities or equity interests, other than customary annual grants or grants made to newly hired consultants, in each case, in the ordinary course of business consistent with past practice;

           (xv)  fail to maintain all financial books and records in all material respects in accordance with GAAP or make any material change to its methods of accounting in effect at January 1, 2019, except as required by a change in GAAP or in applicable Law, or make any change with respect to accounting policies, principles or practices unless required by GAAP or the SEC;

          (xvi)  enter into any new line of business;

         (xvii)  enter into any agreement that would limit or otherwise restrict (or purport to limit or otherwise restrict) in any material respect Company or any of the Company Subsidiaries or any of their successors from engaging in or competing in any line of business or owning property in, whether or not restricted to, any geographic area;

        (xviii)  fail to duly and timely file all material reports and other material documents required to be filed with any Governmental Authority, subject to extensions permitted by Law;

          (xix)  enter into or modify in a manner materially adverse to Company any Company Tax Protection Agreement, make, change or rescind any material election relating to Taxes, change a material method of Tax accounting, file or amend any material Tax Return, settle or compromise any material federal, state, local or foreign Tax liability, audit, claim or assessment, enter into any material closing agreement related to Taxes, or knowingly surrender any right to claim any material Tax refund, except, in each case, to the extent necessary (A) to preserve Company's qualification as a REIT under the Code, or (B) to qualify or preserve the status of any Company Subsidiary as a disregarded entity or partnership for United States federal income tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be; provided, that before amending or filing any material Tax Return, such Tax Return shall be provided to Parent for its review and comment and Company shall consider in good faith any such comments that are reasonable;

           (xx)  take any action that would, or fail to take any action, the failure of which to be taken would, reasonably be expected to cause Company to fail to qualify as a REIT;

          (xxi)  adopt a plan of merger, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization, except (A) in connection with any transaction permitted by Section 6.1(b)(vi) or 6.1(b)(vii) or as permitted by Section 7.3 in a manner that would not reasonably be expected to be materially adverse to Company or to prevent or impair the ability of Company to consummate the Merger or (B) with respect to the any plan of liquidation adopted with respect to any BTC Entities in connection with the Specified Transactions, provided that any such plan of liquidation does not provide for, or result in, any obligation, liability or other expense to Company or its Affiliates (including Parent) after the Closing;

         (xxii)  form any new funds, partnerships or joint ventures;

        (xxiii)  except (A) pursuant to Company's budget set forth on Section 6.1(b)(xxiii) of the Company Disclosure Letter, (B) in connection with any Tenant Improvements at any of the Company Properties, (C) for the expansion of a Company Property pursuant to expansion rights requested by the applicable tenant in the ordinary course of business and in accordance with the terms of the applicable Company Lease, and (D) capital expenditures in the ordinary course of business consistent with past practice necessary to repair or prevent damage to any of the Company Properties or as is necessary in the event of an emergency situation, make or commit to make any capital expenditures in excess of $5,000,000 individually, or $10,000,000 in the aggregate;

        (xxiv)  amend or modify the compensation terms or any other obligations of Company contained in the engagement letter with Morgan Stanley, Eastdil Secured or CBRE in a manner materially adverse to Company or any Company Subsidiary, or Parent or engage other financial advisers in connection with the transactions contemplated by this Agreement;

          (xxv)  permit any insurance policy naming Company or any Company Subsidiary or officers as a beneficiary or an insured or a loss payable payee, or Company's directors and officers liability insurance policy, to be canceled, terminated or allowed to expire unless such entity shall have obtained an insurance policy with substantially similar terms and conditions to the canceled, terminated or expired policy; provided that, with respect to any renewal of any such policy, Company shall (A) use commercially reasonable efforts to obtain favorable terms with respect to the assignment or other transfer of such policy and termination fees or refunds payable pursuant to such policy and (B) (1) provide Parent a reasonable opportunity to review and consider the terms of any such policy and (2) consider in good faith any comments Parent may provide to Company with respect to the terms of any such policy;

        (xxvi)  amend any term of any outstanding stock or other equity security of Company or any Company Subsidiary;

       (xxvii)  except to the extent permitted by Section 7.3, take, or fail to take, any action that would, or would reasonably be expected to, prevent or delay the consummation of the transactions contemplated by this Agreement; or

      (xxviii)  authorize, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

          (c)   Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit Company from taking any action, at any time or from time to time, that in the reasonable judgment of the Company Board, upon advice of counsel to Company, is reasonably necessary for Company to avoid or to continue to avoid incurring entity level income or excise Taxes under the Code or to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Effective Time, including making dividend or other distribution payments to stockholders of Company or holders of Company Partnership Units in accordance with this Agreement or otherwise as permitted pursuant to Section 6.1(b)(iii) or to qualify or preserve the status of any Company Subsidiary as a disregarded entity or partnership for U.S. federal income tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code.

        Section 6.2    Other Actions.    Each Party agrees that, during the Interim Period, except as contemplated by this Agreement, such Party shall not, directly or indirectly, without the prior written consent of the other Parties, take or cause to be taken any action that would reasonably be expected to materially delay consummation of the transactions contemplated by this Agreement, or enter into any agreement or otherwise make a commitment, to take any such action.

        Section 6.3    No Control of Business.    Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct Company or any of Company's operations prior to the Effective Time. Prior to the Effective Time, Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the Company Subsidiaries' operations. Notwithstanding anything to the contrary set forth in this Agreement, no consent of Parent and no consent of Company shall be required with respect to any matter set forth in Section 6.1 or Section 6.2 or elsewhere in the Agreement to the extent that the requirement of such consent could violate any applicable Law.

ARTICLE 7
ADDITIONAL COVENANTS

        Section 7.1    Preparation of the Proxy Statement; Stockholders Meeting.

          (a)   As promptly as reasonably practicable following the date of this Agreement, Company shall prepare and cause to be filed with the SEC the Proxy Statement in preliminary form (it being understood and agreed that if Company elects either a BTC Sale Transaction or a BTC Spinoff pursuant to Section 2.8, then the Proxy Statement shall also seek the approval of an Alternative Transaction by Company stockholders). Company shall use its commercially reasonable efforts to mail or deliver the definitive Proxy Statement to its stockholders entitled to vote at the Company Stockholder Meeting as promptly as reasonably practicable following the later of (x) clearance of the Proxy Statement from the SEC, and (y) if Company elects a BTC Spinoff pursuant to Section 2.8, clearance of the Form 10 from the SEC. Parent shall furnish all information concerning itself, its Affiliates and the holders of its capital stock to Company and provide such other assistance, in each case, as may be reasonably requested by Company in connection with the preparation, filing and distribution of the Proxy Statement. Company shall promptly notify Parent upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Proxy Statement, and shall, as promptly as practicable after receipt thereof, provide Parent with copies of all correspondence between it and its Representatives, on one hand, and the SEC, on the other hand, and all written comments with respect to the Proxy Statement received from the SEC and advise Parent of any oral comments with respect to the Proxy Statement received from the SEC. Company shall use its commercially reasonable efforts to respond as promptly as practicable to any comments from the SEC with respect to the Proxy Statement. Notwithstanding the foregoing, prior to mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, Company shall provide Parent a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response).

          (b)   If, at any time prior to the receipt of the Company Stockholder Approval, Company or Parent discovers any information relating to Company or Parent, or any of their respective Affiliates, that, in the reasonable judgment of Company or Parent, should be set forth in an amendment of, or a supplement to, the Proxy Statement, so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties, and Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Proxy Statement and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to stockholders of Company. Nothing in this Section 7.1(b) shall limit the obligations of any Party under Section 7.1(a). For purposes of Section 4.14, Section 5.5 and this Section 7.1, any information concerning or related to Company, its Affiliates or the Company Stockholder Meeting will be deemed to have been provided by

  Company, and any information concerning or related to Parent or its Affiliates will be deemed to have been provided by Parent.

          (c)   As promptly as reasonably practicable following the date that the Proxy Statement is cleared by the SEC, Company shall, in accordance with applicable Law and the Company Charter and the Company Bylaws, establish a record date for, duly call, give notice of, convene and hold the Company Stockholder Meeting. Company shall, through the Company Board, recommend to its stockholders that they provide the Company Stockholder Approval, include the Company Board Recommendation in the Proxy Statement and solicit and use its commercially reasonable efforts to obtain the Company Stockholder Approval, except to the extent that the Company Board shall have made a Company Adverse Recommendation Change as permitted by Section 7.3. Notwithstanding the foregoing provisions of this Section 7.1(c), if, on a date for which the Company Stockholder Meeting is scheduled, Company has not received proxies representing a sufficient number of shares of Company Common Stock to obtain the Company Stockholder Approval, whether or not a quorum is present, Company shall have the right to make one or more successive postponements or adjournments of the Company Stockholder Meeting solely for the purpose of and for the times reasonably necessary to solicit additional proxies and votes in order to obtain the Company Stockholder Approval.

        Section 7.2    Access to Information; Confidentiality.

          (a)   During the Interim Period, to the extent permitted by applicable Law and contracts, and subject to the reasonable restrictions imposed from time to time upon advice of counsel, Company shall, and shall cause each of Company Subsidiaries to, afford to Parent and its Representatives reasonable access during normal business hours and upon reasonable advance notice to all of their respective properties, offices, books, contracts, personnel and records and, during such period, Company shall, and shall cause each of the Company Subsidiaries to, furnish reasonably promptly to Parent and its Representatives (i) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities Laws, and (ii) all other information (financial or otherwise) concerning its business, properties and personnel as Parent may reasonably request; provided that in no event shall Parent or its Representatives have the right to conduct invasive environmental sampling or testing of any kind. No representation or warranty as to the accuracy of information provided pursuant to this Section 7.2(a) is made, and Parent may not rely on the accuracy of such information except to the extent expressly set forth in the representations and warranties included in Article 4, and no investigation under this Section 7.2(a) or otherwise shall affect any of the representations and warranties of Company contained in this Agreement or any condition to the obligations of the Parties under this Agreement. Notwithstanding the foregoing, Company shall not be required by this Section 7.2(a) to provide Parent or its Representatives with access to or to disclose information (A) that is subject to the terms of a confidentiality agreement with a third party entered into prior to the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business consistent with past practice (if Company has used commercially reasonable efforts to obtain permission or consent of such third party to such disclosure), (B) the disclosure of which would violate any Law applicable to Company, the Company Subsidiaries or any of their Representatives, or (C) that is subject to any attorney-client, attorney work product or other legal privilege or would cause a risk of loss of privilege to Company or the Company Subsidiaries. Parent will use its commercially reasonable efforts to minimize any disruption to the businesses of Company and the Company Subsidiaries that may result from the requests for access, data and information hereunder. Prior to the Effective Time, Parent shall not, and shall cause its respective Representatives and Affiliates not to, contact or otherwise communicate with parties with which Company or any Company Subsidiary has a business relationship (including tenants/subtenants) regarding the business of Company and the Company Subsidiaries or this Agreement and the transactions contemplated hereby without the prior written consent of Company (provided that, for the avoidance of doubt, nothing in this Section 7.2(a) shall be deemed to restrict Parent and its Representatives and Affiliates from contacting such parties in pursuing the business of Parent operating in the ordinary course).

          (b)   Parent will hold, and will cause its Representatives and Affiliates to hold, (i) any nonpublic information relating to the BTC Entities and Black Creek Group and its Affiliates, including any such information exchanged pursuant to this Section 7.2, in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement, which shall remain in full force and effect with respect to such information pursuant to the terms thereof notwithstanding the execution and delivery of this Agreement or the termination thereof and (ii) until the Effective Time, all other nonpublic information, including any information exchanged pursuant to this Section 7.2, in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement, which shall remain in full force and effect with respect to such information pursuant to the terms thereof, notwithstanding the execution and delivery of this Agreement or the termination thereof.

        Section 7.3    No Solicitation; Company Acquisition Proposals.

          (a)   Except as otherwise provided in this Section 7.3, during the Interim Period, Company shall not, and shall cause the Company Subsidiaries not to, and shall instruct and use its commercially reasonable efforts to cause the directors, officers, managers (and Persons with similar positions) and Representatives of Company and the Company Subsidiaries not to, (i) solicit, initiate or knowingly encourage or knowingly facilitate any inquiry, proposal or offer with respect to any Company Acquisition Proposal, or any inquiry, proposal or offer that would reasonably be expected to lead to any Company Acquisition Proposal, (ii) enter into, continue or otherwise participate or engage in any discussions or negotiations regarding, or furnish to any Person other than Parent or its Representatives any non-public information or data with respect to, any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to any Company Acquisition Proposal, (iii) approve, recommend, publicly declare advisable or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, share exchange agreement, consolidation agreement, option agreement, joint venture agreement, partnership agreement or other agreement in each case related to a Company Acquisition Proposal (other than a Company Acceptable Confidentiality Agreement) or requiring or having the effect of requiring Company to abandon, terminate or breach its obligations hereunder or fail to consummate the Merger (each, a "Company Alternative Acquisition Agreement"), or (iv) agree to or propose publicly to do any of the foregoing. Company shall, and shall cause each of the Company Subsidiaries to, and shall use its commercially reasonable efforts to cause the Representatives of Company and the Company Subsidiaries to, (A) immediately cease and cause to be terminated all existing negotiations with any Person and its Representatives (other than Parent or any of its Representatives) conducted heretofore with respect to any Company Acquisition Proposal, and (B) request the prompt return or destruction, to the extent required by any confidentiality agreement, of all confidential information with respect to Company or any of the Company Subsidiaries previously furnished to any such Person and its Representatives. Notwithstanding anything in this Agreement to the contrary, Company may terminate, waive, amend, release or modify any provision of any standstill agreement (including any standstill provisions contained in any confidentiality or other agreement) to which it or any of its Affiliates or Representatives is a party, and it is understood and agreed that Company by execution of this Agreement shall be deemed to have waived immediately prior to the date of this Agreement any provision in any such agreement to the extent necessary (and only to such extent) to enable such counterparty to convey confidentially a Company Acquisition Proposal to the Company Board.

  Without limiting the generality of the foregoing, any violation of the restrictions set forth in this Section 7.3(a) by any director, named executive officer or the Advisor of Company or any of the Company Subsidiaries shall be deemed to be a breach of this Section 7.3(a) by Company.

          (b)   Notwithstanding anything to the contrary in Section 7.3(a), if, at any time following the date of this Agreement and prior to obtaining the Company Stockholder Approval, (i) Company receives a written Company Acquisition Proposal that the Company Board believes in good faith to be bona fide, (ii) such Company Acquisition Proposal was not the result of a violation of Section 7.3(a), and (iii) the Company Board determines in good faith (after consultation with outside counsel and its financial advisors) that such Company Acquisition Proposal constitutes or is reasonably likely to lead to a Company Superior Proposal, then Company may (and may authorize the Company Subsidiaries and its and their Representatives to) (x) furnish, make available or provide access to non-public information with respect to Company and the Company Subsidiaries to the Person making such Company Acquisition Proposal (and its Representatives) pursuant to a Company Acceptable Confidentiality Agreement; provided, that any non-public information provided to any Person given such access shall have previously been provided to Parent or shall be provided (to the extent permitted by applicable Law) to Parent prior to or substantially concurrently with the time it is provided to such Person, and (y) participate in discussions or negotiations with the Person making such Company Acquisition Proposal (and such Person's Representatives) regarding such Company Acquisition Proposal. Notwithstanding anything to the contrary in this Agreement, Company and its Representatives may contact any Person submitting a Company Acquisition Proposal (that was not the result of a material violation of Section 7.3(a)) to clarify and understand the terms of a Company Acquisition Proposal and to determine whether such Company Acquisition Proposal constitutes or is reasonably likely to lead to a Company Superior Proposal; provided that, prior to any such contact, Company must comply with its obligations under Section 7.3(e) with respect to such Company Acquisition Proposal and must disclose to Parent the terms that Company and its Representatives are seeking to have clarified and the responses it receives with respect to such request for clarification.

          (c)   Except as provided in Section 7.3(d), the Company Board (i) shall not (A) fail to make and shall not withdraw (or modify or qualify in any manner adverse to Parent or publicly propose to withdraw, modify or qualify in any manner adverse to Parent) the Company Board Recommendation, (B) fail to include the Company Board Recommendation in the Proxy Statement, (C) adopt, approve, or publicly recommend or otherwise declare advisable the adoption of any Company Acquisition Proposal, (D) fail to recommend against any Company Acquisition Proposal that is structured as a tender offer or exchange offer subject to Regulation 14D under the Exchange Act in any solicitation or recommendation statement made on Schedule 14D-9 or (E) if a Company Acquisition Proposal or any material modification thereof is made public or is otherwise sent to Company's stockholders, fail to issue a press release or other public communication that reaffirms the Company Board Recommendation within ten (10) Business Days after Parent so requests in writing, or (F) propose, resolve or agree to take any action set forth in the foregoing clauses (A) through (E) (each such action set forth in this Section 7.3(c)(i) being referred to herein as a "Company Adverse Recommendation Change") and (ii) shall not cause or permit Company or any of the Company Subsidiaries to enter into any Company Alternative Acquisition Agreement (other than a Company Acceptable Confidentiality Agreement).

          (d)   Notwithstanding anything in this Agreement to the contrary, at any time prior to obtaining the Company Stockholder Approval, (i) the Company Board may make a Company Adverse Recommendation Change or (ii) Company may terminate this Agreement pursuant to Section 9.1(d)(ii) and immediately thereafter enter into a Company Alternative Acquisition Agreement with respect to a Company Superior Proposal (a "Company Superior Proposal Termination"), so long as, in the case of each of clauses (i) and (ii), (A) Company receives a written Company Acquisition Proposal that the Company Board believes in good faith to be bona fide and such Company Acquisition Proposal has not been withdrawn, (B) such Company Acquisition Proposal was not the result of a violation of Section 7.3(a), (C) the Company Board determines in good faith (after consultation with outside counsel and its financial advisors) that such Company Acquisition Proposal constitutes a Company Superior Proposal, (D) the Company Board determines in good faith (after consultation with Company's legal and financial advisors) that the failure to terminate this Agreement or make a Company Adverse Recommendation Change would be inconsistent with its duties under applicable Law, and (E) (w) Company has provided to Parent a written notice (a "Notice of Recommendation Change") describing in reasonable detail the material terms and conditions of such Company Superior Proposal and including copies of the definitive agreements in the form to be entered into and identifying the Person or group of Persons making such Company Superior Proposal (which notice shall not be deemed to be, in and of itself, a Company Adverse Recommendation Change), (x) if requested by Parent, Company negotiates in good faith regarding any changes to the terms of this Agreement proposed by Parent during the four (4) Business Day period immediately following Parent's receipt of the Notice of Recommendation Change (the "Notice Period") (it being agreed that any change in price or form of consideration contemplated by, and any material amendment or modification to the terms of, such Company Acquisition Proposal shall require a new Notice of Recommendation Change; provided that Company shall be obligated to negotiate for a period of three (3) Business Days from such new Notice of Recommendation Change), and (y) at the end of the applicable period, after considering any counter-offer made by Parent, the Company Board determines in good faith (after consultation with outside counsel and its financial advisors) that such Company Acquisition Proposal continues to constitute a Company Superior Proposal and, after consultation with outside counsel, that the failure to make a Company Adverse Recommendation Change would be inconsistent with its duties under applicable Law.

          (e)   Company shall promptly (but in no event later than forty-eight (48) hours) notify Parent orally, and promptly thereafter in writing, of the receipt by Company, the Company Board or any of their respective Representatives of any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Company Acquisition Proposal. Such notice shall indicate the identity of the Person making such inquiry, proposal or offer, and the material terms and conditions of, such inquiry, proposal or offer (including a copy thereof if in writing and any material documentation or correspondence that sets forth any such terms). Company shall (i) promptly (but in no event later than forty-eight (48) hours) notify Parent, orally and promptly thereafter in writing, (A) of any changes or modifications to the material terms of the Company Acquisition Proposal and (B) if Company determines to begin providing non-public information or to engage in any negotiations or discussions concerning a Company Acquisition Proposal pursuant to Section 7.3(b) and shall in no event begin providing such information or engaging in such discussions or negotiations prior to providing such written notice and (ii) keep Parent informed on a reasonably current basis regarding material developments, discussions and negotiations concerning any such Company Acquisition Proposal.

          (f)    Nothing contained in this Section 7.3 shall prohibit Company or the Company Board through its Representatives, directly or indirectly, from (i) issuing a "stop, look and listen" communication pursuant to Rule 14d-9(f) under the Exchange Act pending disclosure of its position thereunder or taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a), or making a statement contemplated by Rule 14d-9 under the Exchange Act or Item 1012(a) of Regulation M-A under the Exchange Act, or (ii) making any disclosure to the stockholders of Company if, in the good faith judgment of the Company Board (after consultation with outside counsel), failure to so disclose would be inconsistent with its duties under applicable Law; provided, that in no event shall this Section 7.3(f) affect the obligations of Company specified in Section 7.3(c); and provided, further, that a "stop, look and listen" communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act shall not be deemed to be, in and of itself, a Company Adverse Recommendation Change so long as such communication publicly states that the Company Board Recommendation has not changed or refers to the prior Company Board Recommendation.

          (g)   For purposes of this Agreement:

            (i)  "Company Acquisition Proposal" means any proposal, offer, or inquiry from any Person or "group" (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) relating to any direct or indirect acquisition or purchase, in one transaction or a series of transactions, including any merger, reorganization, recapitalization, restructuring, share exchange, issuance, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, business combination, liquidation, dissolution, joint venture, sale, lease, exchange, license, transfer or disposition or similar transaction, (A) of assets or businesses of Company and the Company Subsidiaries that generate 25% or more of the net revenues or net income or that represent 25% or more of the consolidated total assets (based on fair market value) of Company and the Company Subsidiaries, taken as a whole, immediately prior to such transaction, or (B) of 25% or more of any class of capital stock, other equity security (or options, rights or warrants to purchase, or securities convertible into, any equity security) or voting power of Company or any resulting parent company of Company, including any tender offer or exchange offer in which any Person or "group" (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) seeks to acquire beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) or the right to acquire beneficial ownership of 25% or more of the outstanding shares of any class of voting securities of Company, in each case other than the transactions contemplated by this Agreement.

           (ii)  "Company Superior Proposal" means any Company Acquisition Proposal made after the date hereof (with all percentages included in the definition of "Company Acquisition Proposal" increased to 50%), taking into account all legal, financial, regulatory and other aspects of such Company Acquisition Proposal and the Person making the proposal, that the Company Board determines in its good faith judgment (after consultation with outside counsel and its financial advisors) that (A) if consummated, would be more favorable to the stockholders of Company from a financial point of view than the transactions contemplated by this Agreement (including any adjustment to the terms and conditions thereof proposed in writing by Parent in response to any such Company Acquisition Proposal), and (B) if accepted, is reasonably likely to be completed on the terms proposed on a timely basis.

          (iii)  References in this Section 7.3 to (A) the Company Board shall mean the board of directors of Company or a duly authorized committee thereof and (B) Company outside counsel shall mean, as applicable, outside counsel to Company or a duly authorized committee thereof.

          (iv)  Company shall not submit to the vote of its stockholders any Company Acquisition Proposal other than the Merger prior to the termination of this Agreement in accordance with its terms.

        Section 7.4    Public Announcements.    Except with respect to any Company Adverse Recommendation Change or any action taken pursuant to, and in accordance with Section 7.3, so long as this Agreement is in effect, the Parties hereto shall consult with each other before issuing any press release or otherwise making any public statements or filings with respect to this Agreement or any of the transactions contemplated by this Agreement, and, except as otherwise permitted or required by this Agreement, none of the Parties shall issue any such press release or make any such public statement or filing prior to obtaining the other Parties' consent (which consent shall not be unreasonably withheld, conditioned or delayed); provided that a Party may, without obtaining the other Parties' consent, issue such press release or make such public statement or filing with respect to this

Agreement or any of the transactions contemplated by this Agreement as may be required by Law, Order or the applicable rules of any stock exchange, in which case such Party shall consult with the other Party before making such public statement or filing with respect to this Agreement or any of the transactions contemplated by this Agreement, except to the extent it is not reasonably practicable to do so. The Parties have agreed upon the form of a joint press release announcing the Merger and the execution of this Agreement, and shall make such joint press release no later than one (1) Business Day following the date on which this Agreement is signed.

        Section 7.5    Indemnification; Directors' and Officers' Insurance.

          (a)   Without limiting any additional rights that any manager, director, officer, trustee, agent, fiduciary, advisor or Person acting in a similar capacity may have under any indemnification agreement, the Company Advisory Agreement or under the Organizational Documents of Company or any Company Subsidiary, from and after the Effective Time, Parent shall: (i) indemnify and hold harmless each person who is at the date hereof, was previously, or during the period from the date hereof through the Closing Date, serving as a manager, director, officer, trustee, agent, fiduciary, advisor or Person acting in a similar capacity of Company or any of the Company Subsidiaries and acting in such capacity (collectively, the "Indemnified Parties") to the fullest extent authorized or permitted by applicable Law, including without limitation Section 2-418 of the MGCL, as now or hereafter in effect, in connection with any Claim and any losses, claims, damages, liabilities, costs, Claim Expenses, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) relating to or resulting from such Claim; and (ii) promptly pay on behalf of or, within ten (10) Business Days after any request for advancement, advance to each of the Indemnified Parties, to the fullest extent authorized or permitted by applicable Law, as now or hereafter in effect, any Claim Expenses incurred in defending, serving as a witness with respect to or otherwise participating with respect to any Claim in advance of the final disposition of such Claim, including payment on behalf of or advancement to the Indemnified Party of any Claim Expenses incurred by such Indemnified Party in connection with enforcing any rights with respect to such indemnification or advancement, in each case without the requirement of any bond or other security, but subject to Parent's receipt of an undertaking by or on behalf of such Indemnified Party to repay such Claim Expenses if it is ultimately determined under applicable Laws that such Indemnified Party is not entitled to be indemnified; provided that Parent shall not be liable for any amounts paid in settlement effected without Parent's prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). The indemnification and advancement obligations of Parent pursuant to this Section 7.5(a) shall extend to acts or omissions occurring at or before the Effective Time and any Claim relating thereto (including with respect to any acts or omissions occurring in connection with the approval of this Agreement, the Merger and the consummation of the other transactions contemplated by this Agreement, including the consideration and approval thereof and the process undertaken in connection therewith and any Claim relating thereto), and all rights to indemnification and advancement conferred hereunder shall continue as to a Person who has ceased to be a manager, director, officer, trustee, employee, agent, fiduciary, advisor or Person acting in a similar capacity of Company or any of the Company Subsidiaries after the date hereof and shall inure to the benefit of such Person's heirs, executors and personal and legal representatives. As used in this Section 7.5(a), (I) the term "Claim" means any threatened, asserted, pending or completed Action, whether instituted by any Party hereto, any Governmental Authority or any other Person, whether civil, criminal, administrative, investigative or other, including any arbitration or other alternative dispute resolution mechanism, arising out of or pertaining to, or that any Indemnified Party reasonably believes could lead to the institution of any Action arising out of or pertaining to, (x) matters that relate to such Indemnified Party's duties or service as a manager, director, officer, trustee, employee, agent, fiduciary, advisor or Person acting in a similar capacity of Company or any of the Company Subsidiaries or, to the extent such

  Person is or was serving at the request or for the benefit of Company or any of the Company Subsidiaries, any other entity or any Benefit Plan maintained by any of the foregoing at or prior to the Closing, and (y) this Agreement or any of the transactions contemplated hereby, including the Merger; and (II) the term "Claim Expenses" means all reasonable and documented out-of-pocket attorneys' fees and all other costs, expenses and obligations (including experts' fees, travel expenses, court costs, retainers, transcript fees, duplicating, printing and binding costs, as well as telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in, any Claim for which indemnification is authorized pursuant to this Section 7.5(a), including any Action relating to a claim for indemnification or advancement brought by an Indemnified Party. Parent shall not settle, compromise or consent to the entry of any judgment in any actual or threatened Claim in respect of which indemnification has been sought by an Indemnified Party hereunder unless such settlement, compromise or judgment includes an unconditional release of such Indemnified Party from all liability arising out of such Claim, or such Indemnified Party otherwise consents thereto in writing.

          (b)   Without limiting the foregoing, Parent agrees that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Closing, now existing in favor of the current or former managers, directors, officers, trustees, agents, fiduciaries, advisors or Persons acting in similar capacities of the Indemnified Parties as provided in the Organizational Documents, the Company Advisory Agreement and indemnification agreements of Company or any of the Company Subsidiaries shall survive and continue in full force and effect in accordance with their terms for a period of six (6) years following the Effective Time. For a period of six (6) years following the Effective Time, the organizational documents of the Surviving Entity and any applicable Company Subsidiary shall contain provisions no less favorable with respect to indemnification and limitations on liability of managers, directors, officers, trustees, agents, fiduciaries, advisors or Persons acting in similar capacities than are set forth in the Organizational Documents of each of Company and the Company Subsidiaries, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years following the Effective Time in any manner that would affect adversely the rights thereunder of any Indemnified Party, unless such modification shall be required by applicable Law and then only to the minimum extent required by applicable Law.

          (c)   For a period of six (6) years after the Effective Time, Parent shall maintain in effect Company's current directors' and officers' liability insurance (including any Side A component thereof) covering each Person currently covered by Company's directors' and officers' liability insurance policy for acts or omissions occurring prior to and through the Closing; provided that in lieu of Parent's obligation hereunder, (i) Parent may substitute therefor policies of an insurance company with the same or better rating as Company's or the applicable Company Subsidiary's current insurance carrier the material terms of which, including coverage and amount, are no less favorable in any material respect to such directors and officers than Company's or the applicable Company Subsidiary's existing policies as of the date hereof and which substitute policies are reasonably acceptable to Company, or (ii) Company may obtain extended reporting period coverage under Company's or the applicable Company Subsidiary's existing insurance programs (to be effective as of the Closing) or purchase a "tail" policy for a period of six (6) years after the Closing, as applicable, for a cost not in excess of two and a half (2.5) times the current annual premiums for such insurance; and provided, further, that in no event shall Parent be required to pay annual premiums for insurance under this Section 7.5(c) in excess of 250% of the most recent annual premiums paid by Company or the applicable Company Subsidiary, as applicable, prior to the date of this Agreement for such purpose, it being understood that if the annual premiums of such insurance coverage exceed such amount, Parent shall nevertheless be obligated to provide such coverage as may be obtained for such 250% amount.

          (d)   If Parent or any of its successors or assigns (i) consolidates with or merges with or into any other Person and shall not be the continuing or surviving corporation or other entity of such consolidation or merger, or (ii) liquidates, dissolves or winds-up, or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent shall assume the obligations set forth in this Section 7.5.

          (e)   Parent shall pay all reasonable and documented out-of-pocket expenses, including reasonable attorneys' fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 7.5; provided that such Indemnified Party provides an undertaking to repay such expenses if it is determined by a final and non-appealable judgment of a court of competent jurisdiction that such Person is not legally entitled to indemnification under Law.

          (f)    The provisions of this Section 7.5 are intended to be for the express benefit of, and shall be enforceable by, each Indemnified Party (who are intended third party beneficiaries of this Section 7.5), his or her heirs and his or her personal representatives, shall be binding on all successors and assigns of Parent, Company and the Surviving Entity and shall not be amended in a manner that is adverse to the Indemnified Party (including his or her successors, assigns and heirs) without the prior written consent of the Indemnified Party (including such successors, assigns and heirs) affected thereby. The exculpation and indemnification provided for by this Section 7.5 shall not be deemed to be exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to applicable Law, contract or otherwise.

        Section 7.6    Appropriate Action; Consents; Filings.

          (a)   Upon the terms and subject to the conditions set forth in this Agreement, each of Company and Parent shall and shall cause the Company Subsidiaries, Merger Sub and the other Parent Subsidiaries, respectively, and their respective Affiliates to use their respective commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable under applicable Law or pursuant to any contract or agreement to consummate and make effective, as promptly as practicable, the Merger and the other transactions contemplated by this Agreement, including (i) the taking of all actions necessary to cause the conditions to Closing set forth in Article 8 to be satisfied, (ii) the obtaining of all necessary or advisable actions or non-actions, waivers, consents and approvals from Governmental Authorities or other Persons necessary in connection with the consummation of the Merger and the other transactions contemplated by this Agreement, the giving of any notices to Governmental Authorities or other Persons and the making of all necessary or advisable registrations and filings (including filings with Governmental Authorities, if any) and the taking of all reasonable steps as may be necessary or advisable to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Authority or other Persons necessary in connection with the consummation of the Merger and the other transactions contemplated by this Agreement, including complying expeditiously with any and all information and document requests by any Governmental Authority in connection with any investigation of the transactions contemplated hereby, (iii) subject to Section 7.7(c), the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement, including seeking to have any stay or restraining order entered by any court or other Governmental Authority vacated or reversed, and the avoidance of each and every impediment under any antitrust, merger control, competition or trade regulation Law that may be asserted by any Governmental Authority with respect to the Merger so as to enable the Closing to occur as soon as reasonably possible, and (iv) the execution and delivery of any additional instruments necessary or advisable to consummate the Merger and the other transactions contemplated by this

  Agreement and to fully carry out the purposes of this Agreement. In addition, from the date of this Agreement until the mailing or delivery of the definitive Proxy Statement to the Company's stockholders pursuant to Section 7.1(a), Company and Parent shall, and shall cause the Company Subsidiaries and the Parent Subsidiaries, respectively, to, cooperate in good faith to consider and determine the feasibility of, and if possible structure and negotiate, a transaction involving the contribution by Advisor to Company LP of certain assets, including the Company Advisory Agreement (including any amendments thereto) and certain intellectual property, in exchange for units of limited partnership in Company LP, or an alternative structure designed to achieve a similar result, acceptable to both Company and Parent in their sole discretion.

          (b)   Each of the Parties hereto shall, and shall cause their respective Affiliates to, furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any required governmental filings or submissions and will cooperate in responding to any inquiry from a Governmental Authority, including promptly informing the other Parties of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Authority, and supplying each other with copies of all material correspondence, filings or communications between any Party and any Governmental Authority with respect to this Agreement. To the extent reasonably practicable and legally permitted, the Parties or their Representatives shall have the right to review in advance, and each of the Parties will consult the others on, all the information relating to such Parties and each of their Affiliates that appears in any filing made with, or written materials submitted to, any Governmental Authority in connection with the Merger and the other transactions contemplated by this Agreement, except that confidential competitively sensitive business information may be redacted from such exchanges. The Parties may, as they deem advisable and necessary, designate any sensitive materials provided to the other under this Section 7.6 as "outside counsel only." Such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, directors or trustees of the recipient without the advance written consent of the Party providing such materials. To the extent reasonably practicable, none of Company, Parent or Merger Sub shall, nor shall they permit their respective Representatives to, participate independently in any meeting or engage in any substantive conversation with any Governmental Authority in respect of any filing, investigation or other inquiry without giving the other Party prior notice of such meeting or conversation and, to the extent permitted by applicable Law, without giving the other Party the opportunity to attend or participate (whether by telephone or in person) in any such meeting with such Governmental Authority (except that confidential, competitively sensitive business information may be excluded from such a meeting or conversation).

        Section 7.7    Notification of Certain Matters; Transaction Litigation.

          (a)   Company and its respective Representatives shall give prompt written notice to Parent, and Parent and its Representatives shall give prompt written notice to Company, of any notice or other communication received by such Party from any Governmental Authority in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement, or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated by this Agreement.

          (b)   Company and its Representatives shall give prompt notice to Parent, and Parent and its Representatives shall give prompt notice to Company, if (i) any representation or warranty made by it contained in this Agreement becomes untrue or inaccurate in any material respect such that it would be reasonable to expect that the applicable closing conditions would be incapable of being satisfied by the Outside Date, or (ii) it fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided that no such notification (or failure to give such notification) shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement. Without limiting the foregoing, Company and its Representatives shall give prompt notice to Parent, and Parent and its Representatives shall give prompt notice to Company, if, to the Knowledge of such Party, the occurrence of any state of facts, change, development, event or condition would cause, or would reasonably be expected to cause, any of the conditions to Closing set forth herein not to be satisfied or satisfaction to be materially delayed. Notwithstanding anything to the contrary in this Agreement, the failure by Company, Parent or their respective Representatives to provide such prompt notice under this Section 7.7(b) shall not constitute a breach of covenant for purposes of Section 8.2(b) or Section 8.3(b) or Section 9.3(b)(i) .

          (c)   Company and its Representatives shall give prompt notice to Parent, and Parent and its Representatives shall give prompt notice to Company, of any Action commenced relating to or involving such Party or any Company Subsidiary, Parent Subsidiary or any Affiliate thereof, respectively, that relates to this Agreement, the Merger or the other transactions contemplated by this Agreement. Company and its Representatives shall give Parent the opportunity to reasonably participate in the defense and settlement of any litigation against Company or its directors relating to this Agreement and the transactions contemplated hereby, and no such settlement shall be agreed to without Parent's prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), unless such settlement involves no admission of liability and no restrictions or other obligations binding on Parent, Company or any Parent Subsidiary or Company Subsidiary other than the payment of money and the amount of such settlement shall be fully covered by insurance proceeds. Parent and its Representatives shall give Company the opportunity to reasonably participate in the defense and settlement of any litigation against Parent or its directors relating to this Agreement and the transactions contemplated hereby, and no such settlement shall be agreed to without Company's prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), unless such settlement involves no admission of liability and no restrictions or other obligations binding on Parent, Company or any Parent Subsidiary or Company Subsidiary other than the payment of money and the amount of such settlement shall be fully covered by insurance proceeds.

          (d)   Each of Company and Parent agrees to give prompt written notice to the other Party upon becoming aware of the occurrence or impending occurrence of any Event relating to it or any Parent Subsidiary or Company Subsidiary, which could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a Parent Material Adverse Effect, as the case may be.

        Section 7.8    Section 16 Matters.    Prior to the Effective Time, Company shall take all such steps to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

        Section 7.9    Dividends.    In the event that a distribution with respect to the shares of Company Common Stock or Company Partnership Units permitted under the terms of this Agreement has a record date prior to the Effective Time and has not been paid prior to the Closing Date, such distribution shall be paid to the holders of such shares of Company Common Stock or Company Partnership Units on the Closing Date immediately prior to the Effective Time.

        Section 7.10    Voting of Shares.    Parent shall vote all shares of Company Common Stock beneficially owned by it or any of the Parent Subsidiaries as of the record date for the Company Stockholder Meeting, if any, in favor of approval of the Merger and the other transactions contemplated by this Agreement.

        Section 7.11    Company DRIP; Company Share Redemption Plan.    The Company Board shall adopt such resolutions or take such other actions as may be required to suspend (and terminate as of the Effective Time; provided that, for the avoidance of doubt, such termination shall be conditioned on the consummation of the Merger) (a) the Company DRIP through the earlier to occur of (i) the Effective Time and (ii) the election (or deemed election) by the Company or Parent, in each case in accordance with the terms of this Agreement, to pursue an Alternative Transaction and (b) the Company Share Redemption Plan indefinitely, in each case as soon as reasonably practicable following the date of this Agreement.

        Section 7.12    Takeover Statutes.    The Parties shall use their respective commercially reasonable efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Merger or any of the other transactions contemplated by this Agreement, and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute on the Merger and the other transactions contemplated by this Agreement.

        Section 7.13    Tax Representation Letters.

          (a)   Company shall (i) use commercially reasonable efforts to obtain the opinion of counsel referred to in Section 8.2(e), and (ii) deliver to Parent and Morrison & Foerster LLP, special tax counsel to Company (or other counsel to Company), a tax representation letter, dated as of the Closing Date and signed by an officer of Company, in form and substance reasonably acceptable to such counsel and Parent, containing representations of Company for purposes of rendering the opinion described in Section 8.2(e).

          (b)   If the Company engages in a BTC Spinoff pursuant to Section 2.8, BTC Spinco shall (i) use commercially reasonable efforts to obtain the opinion of counsel referred to in Section 8.2(f), and (ii) deliver to Parent and Morrison & Foerster LLP, special tax counsel to BTC Spinco (or other counsel to BTC Spinco), a tax representation letter, dated as of the Closing Date and signed by an officer of BTC Spinco, in form and substance reasonably acceptable to such counsel and Parent, containing representations of BTC Spinco for purposes of rendering the opinion described in Section 8.2(f).

        Section 7.14    Related Party Agreements.

          (a)   Subject to compliance by Parent and the Surviving Entity with the obligations set forth in Section 7.14(b), Company shall terminate, or cause to be terminated, at or immediately prior to the Closing, (x) the Amended and Restated Advisory Agreement (2018), dated as of August 12, 2018 ("Company Advisory Agreement"), among Company, Company LP and Industrial Property Advisors LLC (the "Advisor"), and (y) the other Company Related Party Agreements. Additionally, each of Company and the Advisor shall execute and deliver a mutual release of Company and the Advisor, each with respect to the other party thereto, from any liabilities or obligations with respect to the Company Advisory Agreement and such other Company Related Party Agreements and all other matters subject to the payments set forth in Section 7.14(b) and the payment of any cost or expense reimbursements through the Closing in accordance with the terms of the Advisory Agreement.

          (b)   At the Closing, Parent shall pay to the Advisor an amount in cash equal to the "Asset Management Fee" payable to the Advisor by Company in accordance with Section 9(b)(iii) of the Company Advisory Agreement in connection with the transactions contemplated by this Agreement.

        Section 7.15    Merger Sub; Subsidiaries.    Parent shall cause Merger Sub (and after the Closing, the Surviving Entity) and any other applicable Parent Subsidiary or Affiliate thereof to comply with and perform all of its obligations under or relating to this Agreement, including in the case of Merger Sub to consummate the Merger on the terms and subject to the conditions set forth in this Agreement. Company shall cause each of the Company Subsidiaries to comply with and perform all of its obligations under or relating to this Agreement.

        Section 7.16    Transfer Taxes.    Parent and Company shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer or stamp taxes, any transfer, recording, registration and other fees and any similar Taxes that become payable in connection with the transactions contemplated by this Agreement (together with any related interest, penalties or additions to Tax, "Transfer Taxes"), and shall cooperate in attempting to minimize the amount of Transfer Taxes. From and after the Closing, the Surviving Entity shall pay or cause to be paid, without deduction or withholding from any consideration or amounts payable to holders of Company Common Stock, all Transfer Taxes.

        Section 7.17    Deregistration of Company Securities.    Parent and the Surviving Entity shall use their reasonable best efforts to cause the Company Common Stock to be de-registered under the Exchange Act promptly following the Effective Time.

        Section 7.18    REIT Qualification Offering.    At the reasonable request of Parent, Company shall cooperate with Parent in connection with an offering by the Surviving Entity of at least one hundred (100) shares of preferred stock of the Surviving Entity to enable the Surviving Entity to satisfy the REIT ownership test set forth in Section 856(a)(6) of the Code. The costs and expenses of such offering shall be the obligation of the Surviving Entity.

        Section 7.19    Payments at Closing.    At least two (2) Business Days prior to the Closing Date, Company shall deliver to Parent reasonably satisfactory documentation setting forth the amounts of all fees, costs and expenses payable by Company or any Company Subsidiary to any of the Persons set forth in Section 7.19 of the Company Disclosure Letter of Company or any Company Subsidiary that will remain unpaid on the Closing Date (including the identity of each recipient, dollar amounts, wire instructions and any other information necessary for Parent to effect the final payment in full thereof) (the "Company Transaction Expenses"), and indicating that upon receipt of such amounts that all such Company Transaction Expenses shall have been paid in full (the "Payoff Instructions"). At the Closing, Parent shall pay by wire transfer of immediately available funds to the accounts designated in the Payoff Instructions the full amount of the Company Transaction Expenses, as set forth in, and in accordance with, the Payoff Instructions.

        Section 7.20    Like Kind Exchanges.    During the Interim Period the Parties will cooperate in good faith to negotiate transactions acceptable to both Company and Parent in their sole discretion, which may include: (i) identifying certain assets that the Parties may desire to be purchased by one or more Parent Affiliates from one or more Company Subsidiaries during the Interim Period as part of one or more "like-kind exchanges" under Section 1031 of the Code by such Parent Affiliates and (ii) in connection with an Alternative Transaction, treating as a Parent Affiliate for purposes of Sections 2.8(a)(ii)(B) and 2.8(f)(iii) one or more entities that are, or are wholly owned by, a "qualified intermediary" or "exchange accommodation titleholder" that is acting on behalf of a Parent Affiliate so that one or more Parent Affiliates may acquire Company Subsidiaries as part of one or more "like-kind exchanges" under Section 1031 of the Code. Notwithstanding or in limitation of the foregoing, no Party shall be required to negotiate or consummate any transaction that such Party determines in its sole discretion is not acceptable to such Party. Parent shall bear all costs incurred in connection with any actions taken by the Parties in furtherance of this Section 7.20. Neither of the Parties shall have any right to delay or postpone the Closing in connection with any "like-kind exchanges" pursuant to this Section 7.20.

ARTICLE 8
CONDITIONS

        Section 8.1    Conditions to Each Party's Obligation to Effect the Merger.    The respective obligations of the Parties to this Agreement to effect the Merger and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or (to the extent permitted by Law) waiver by each of the Parties, at or prior to the Closing, of the following conditions:

          (a)    Company Stockholder Approval.    The Company Stockholder Approval shall have been obtained in accordance with applicable Law and the Company Charter.

          (b)    No Injunctions or Restraints.    No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any Governmental Authority of competent jurisdiction prohibiting consummation of the Merger or any other transaction contemplated hereby shall be in effect, and no Law shall have been enacted, entered, promulgated or enforced by any Governmental Authority after the date of this Agreement that, in any case, makes illegal the consummation of the Merger.

        Section 8.2    Conditions to Obligations of Parent and Merger Sub.    The obligations of Parent and Merger Sub to effect the Merger and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or (to the extent permitted by Law) waiver by Parent, at or prior to the Closing, of the following additional conditions:

          (a)    Representations and Warranties.    (i) The representations and warranties set forth in Sections 4.1(a), (b) and (c) (Organization and Qualification; Subsidiaries), Section 4.3 (Capital Structure) (except Section 4.3(a)) and Section 4.24 (Takeover Statutes) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing, as though made as of the Closing, (ii) the representations and warranties set forth in Section 4.4 (Authority), Section 4.20 (Opinion of Financial Advisor), Section 4.21 (Approval Required), Section 4.22 (Brokers) and Section 4.23 (Investment Company Act) shall be true and correct in all respects as of the date of this Agreement and as of the Closing, as though made as of the Closing, (iii) the representations and warranties set forth in Section 4.3(a) (Capital Structure) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Closing, as though made as of the Closing, and (iv) each of the other representations and warranties of Company contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing, as though made as of the Closing, except (A) in each case, representations and warranties that are made as of a specific date shall be true and correct only on and as of such date, (B) in the case of clause (i), without giving effect to any materiality qualifications set forth in such representations and warranties (but, for the avoidance of doubt, applying any Company Material Adverse Effect qualifications set forth in such representations and warranties) and (C) in the case of clause (iv), where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth in such representations and warranties) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

          (b)    Performance of Covenants and Obligations of Company.    Company shall have performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, required to be performed by them under this Agreement at or prior to the Closing.

          (c)    Material Adverse Change.    On the Closing Date, there shall not exist any Event that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

          (d)    Delivery of Certificates.    Company shall have delivered to Parent a certificate, dated the date of the Closing and signed by Company's chief executive officer and chief financial officer on behalf of Company, certifying to the effect that the conditions set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(c) have been satisfied.

          (e)    Opinion Relating to REIT Qualification of Company.    Company shall have received the written opinion of Morrison & Foerster LLP (or other counsel reasonably satisfactory to Parent), on which Parent shall be entitled to rely, dated as of the Closing Date, in substantially the form attached hereto as Exhibit A-1, to the effect that for all taxable periods commencing with the year ended December 31, 2013 through its taxable year ended December 31, 2018, Company has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and for the hypothetical short tax year beginning January 1, 2019 and ending with the Closing, taking into account the BTC Spinoff but not the Merger, its organization and method of operation has enabled it to meet the requirements for qualification and taxation as a REIT under the Code (which opinion shall be based upon the representation letter described in Section 7.13 and shall be subject to customary assumptions, exceptions, limitations and qualifications).

          (f)    Opinion Relating to REIT Qualification of BTC Spinco.    If the Company engages in a BTC Spinoff pursuant to Section 2.8, BTC Spinco shall have received the written opinion of Morrison & Foerster LLP (or other counsel reasonably satisfactory to Parent), on which Parent shall be entitled to rely, dated as of the Closing Date, in substantially the form attached hereto as Exhibit A-2, to the effect that since its formation BTC Spinco has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and its organization and proposed method of operation will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code for its taxable year ending December 31, 2019, taking into account the BTC Spinoff but not the Merger (which opinion shall be based upon the representation letter described in Section 7.13 and shall be subject to customary assumptions, exceptions, limitations and qualifications).

          (g)    Tax Matters Agreement.    If the Company engages in a BTC Spinoff pursuant to Section 2.8, Company and BTC Spinco shall have entered into a tax matters agreement, in substantially the form attached hereto as Exhibit C.

        Section 8.3    Conditions to Obligations of Company.    The obligations of Company to effect the Merger and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or (to the extent permitted by Law) waiver by Company, at or prior to the Closing, of the following additional conditions:

          (a)    Representations and Warranties.    (i) The representations and warranties set forth in Section 5.1 (Organization and Qualification) and Section 5.7 (Available Funds) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing, as though made as of the Closing, (ii) the representations and warranties set forth in Section 5.2 (Authority) and Section 5.6 (Brokers) shall be true and correct in all respects as of the date of this Agreement and as of the Closing, as though made as of the Closing and (iii) each of the other representations and warranties of Parent contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing, as though made as of the Closing, except (A) in each case, representations and warranties that are made as of a specific date shall be true and correct only on and as of such date, (B) in the case of clause (i), without giving effect to any materiality qualifications set forth in such representations and warranties (but, for the avoidance of doubt, applying any Company Material Adverse Effect qualifications set forth in such representations and warranties) and (C) in the case of clause (iii), where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or Parent Material Adverse Effect qualifications set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

          (b)    Performance of Covenants or Obligations of Parent.    Parent shall have performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, required to be performed by it under this Agreement at or prior to the Closing.

          (c)    Delivery of Certificates.    Parent shall have delivered to Company a certificate, dated the date of the Closing and signed by Parent's chief investment officer and chief financial officer on behalf of Parent and Merger Sub, certifying to the effect that the conditions set forth in Section 8.3(a) and Section 8.3(b) have been satisfied.

ARTICLE 9
TERMINATION AND FEES

        Section 9.1    Termination.    This Agreement may be terminated and the Merger may be abandoned at any time prior to the Closing, notwithstanding the receipt of the Company Stockholder Approval (except as otherwise specified in this Section 9.1):

          (a)   by mutual written consent of each of Parent and Company;

          (b)   by either Parent or Company:

              (i)  if the Merger shall not have been consummated on or before February 28, 2020 (the "Outside Date"); provided that the right to terminate this Agreement pursuant to this Section 9.1(b)(i) shall not be available to any Party if the failure of such Party to comply with any provision of this Agreement shall have been the cause of, or resulted in, the failure of the Merger to be consummated by the Outside Date; and provided further that if, (x) pursuant to Section 2.8, Company elected either a BTC Sale Transaction or a BTC Spinoff and on the date of the Outside Date a BTC Sale Transaction or a BTC Spinoff, as the case may be, has not been consummated, or (y) pursuant to Section 2.8, Company elected a BTC Sale Transaction and pursuant to Section 2.2 the Closing is postponed in order for the Parties to engage in an Alternative Transaction because the purchaser in such BTC Sale Transaction fails to close such BTC Sale Transaction at the contemplated closing of such BTC Sale Transaction in accordance with Section 2.8(e)(v) and on the date of the Outside Date such Alternative Transaction has not been consummated, then in either case the Outside Date shall automatically be extended to March 31, 2020;

             (ii)  if any Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining or otherwise prohibiting the Merger, and such Order or other action shall have become final and non-appealable; provided that the right to terminate this Agreement under this Section 9.1(b)(ii) shall not be available to a Party if the failure of such Party to comply with any provision of this Agreement shall have been the cause of, or resulted in, the issuance of such final, non-appealable Order or taking of such other action by such Governmental Authority; or

            (iii)  if the Company Stockholder Approval shall not have been obtained at the Company Stockholder Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the adoption and approval of this Agreement, the Merger and the other transactions contemplated by this Agreement was taken;

          (c)   by Parent:

              (i)  if Company shall have breached, violated or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach, violation or failure to perform, either individually or in the aggregate, if continuing at the Closing (A) would result in the failure of any of the conditions set forth in Section 8.2(a) or Section 8.2(b) (a "Company Terminating Breach"), and (B) such Company Terminating Breach cannot be cured (or, if capable of cure, is not cured), and has not been waived by Parent, by the earlier of (1) forty-five (45) days after written notice of such Company Terminating Breach is delivered by Parent to Company and (2) two (2) Business Days prior to the Outside Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.1(c)(i) if a Parent Terminating Breach shall have occurred and be continuing at the time Parent delivers notice of its election to terminate this Agreement pursuant to this Section 9.1(c)(i); or

             (ii)  if, prior to obtaining the Company Stockholder Approval, (A) the Company Board or any committee thereof (1) shall have effected a Company Adverse Recommendation Change (provided that Parent's right to terminate this Agreement pursuant to this Section 9.1(c)(ii)(A) in respect of a Company Adverse Recommendation Change will expire after the Company Stockholder Approval has been obtained) or (2) approves, adopts, publicly recommends, or enters into or allows Company or any of the Company Subsidiaries to enter into, a Company Alternative Acquisition Agreement (other than a Company Acceptable Confidentiality Agreement) or (B) there is a willful and material breach of Section 7.3 by Company; or

          (d)   by Company:

              (i)  if Parent shall have breached, violated or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach, violation or failure to perform, either individually or in the aggregate, if continuing at the Closing (A) would result in the failure of any of the conditions set forth in Section 8.3(a) or 8.3(b) (a "Parent Terminating Breach"), and (B) such Parent Terminating Breach cannot be cured (or, if capable of cure, is not cured), and has not been waived by Company, by the earlier of (1) forty-five (45) days after written notice of such Company Terminating Breach is delivered by Company to Parent and (2) two (2) Business Days prior to the Outside Date; provided that Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(d)(i) if a Company Terminating Breach shall have occurred and be continuing at the time Company delivers notice of its election to terminate this Agreement pursuant to this Section 9.1(d)(i); or

             (ii)  prior to obtaining the Company Stockholder Approval if the Company Board determines to enter into a Company Alternative Acquisition Agreement with respect to a Company Superior Proposal, in accordance with Section 7.3(d); provided that Company pays the Company Termination Fee due under Section 9.3 prior to or concurrently with the occurrence of the termination contemplated by this Section 9.1(d)(ii).

        Section 9.2    Notice of Termination; Effect of Termination.    In the event of termination of this Agreement as provided in Section 9.1, written notice thereof shall be given to the other Party, specifying the provisions hereof pursuant to which such termination is made and describing the basis therefor in reasonable detail, and this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent or Company, except that the Confidentiality Agreement and the provisions of Section 7.2(b) (Confidentiality), Section 7.4 (Public Announcements), this Section 9.2, Section 9.3 (Fees and Expenses), and Article 10 (General Provisions) and the definitions of all defined terms appearing in such sections, shall survive such termination of this Agreement; provided that no such termination shall relieve any Party from any liability or damages resulting from any fraud in connection with this Agreement or any willful and material breach of any of its covenants or agreements set forth in this Agreement prior to such termination of this Agreement, in which case the aggrieved party hereto shall be entitled to all rights and remedies available at law or in equity, including in the case of a breach by Parent or Merger Sub, liability to Company for damages, determined taking into account all relevant factors, including the loss of the benefit of the Merger to Company and its stockholders (including the lost stockholder premium), all of which shall be deemed to be damages of Company. For purposes of the foregoing, "willful and material breach" means a material breach that is a consequence of an act undertaken, or failure to act, by the breaching Party with the actual knowledge that such act or failure to act constitutes or would result in a breach of this Agreement (regardless of whether breaching was the intent or object of such act or failure to act and it being understood that the failure of Company, on the one hand, or Parent or Merger Sub, on the other hand, to consummate the Merger when required under the terms of this Agreement (e.g., all of the conditions to Closing set forth in Article VIII have been satisfied or, to the extent permitted by Law, waived (other than conditions that, by their nature, are to be satisfied at the Closing) and the other Party(ies) stood ready, willing and able to consummate the Merger at such time) will constitute a willful and material breach).

        Section 9.3    Fees and Expenses.

          (a)   Except as otherwise provided in this Section 9.3, all fees and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby shall be paid by the Party incurring such fees or expenses, whether or not the Merger is consummated.

          (b)   In the event that:

              (i)  (A)(1) this Agreement is terminated by either Company or Parent pursuant to Section 9.1(b)(i) or Parent pursuant to Section 9.1(c)(i), and after the date hereof and prior to such termination, a Company Acquisition Proposal (with, for all purposes of this Section 9.3(b)(i) , all percentages included in the definition of "Company Acquisition Proposal" increased to 50%) has been publicly announced or otherwise communicated to the Company Board or (2) this Agreement is terminated by Company or Parent pursuant to Section 9.1(b)(iii), and prior to the Company Stockholder Meeting, a Company Acquisition Proposal has been publicly announced or otherwise communicated to Company's stockholders, and (B) prior to the date that is twelve (12) months after the date of such termination, a transaction in respect of a Company Acquisition Proposal is consummated or Company enters into a Company Alternative Acquisition Agreement that is later consummated;

             (ii)  this Agreement is terminated by Parent pursuant to Section 9.1(c)(ii); or

            (iii)  this Agreement is terminated by Company pursuant to Section 9.1(d)(ii);

    then, in any such event, Company shall pay to Parent the Company Termination Fee, it being understood that in no event shall Company be required to pay the Company Termination Fee on more than one occasion. Payment of the Company Termination Fee shall be made by wire transfer of same day funds to the account or accounts designated by Parent (x) at the time of consummation of any transaction contemplated by a Company Acquisition Proposal, in the case of a Company Termination Fee payable pursuant to Section 9.3(b)(i), (y) as promptly as reasonably practicable after termination (and, in any event, within two (2) Business Days thereof), in the case of a Company Termination Fee payable pursuant to Section 9.3(b)(ii) , and (z) substantially concurrently with such termination, in the case of a Company Termination Fee payable pursuant to Section 9.3(b)(iii). Notwithstanding anything in this Agreement to the contrary, in the event that the Company Termination Fee becomes payable, then payment to Parent of the Company Termination Fee, together with any amounts due under Section 9.3(c), shall be Parent's sole and exclusive remedy as liquidated damages for any and all losses or damages of any nature against Company, the Company Subsidiaries and each of their respective former, current and future directors, officers, trustees, employees, agents, general and limited partners, managers, members, stockholders, Affiliates and assignees and each former, current or future director, officer, trustee, employee, agent, general or limited partner, manager, member, stockholder, Affiliate or assignee of any of the foregoing (collectively, the "Company Parties") in respect of this Agreement, any agreement executed in connection herewith, and the transactions contemplated hereby and thereby, including for any loss or damage suffered as a result of the termination of this Agreement, the failure of the Merger to be consummated or for a breach or failure to perform hereunder (whether intentionally, unintentionally, or otherwise) or otherwise, and upon payment of such Company Termination Fee no Company Party shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby and thereby; provided that the foregoing limitation shall not apply in the case of fraud or a willful and material breach of this Agreement by any of the Company Parties.

          (c)   Each of Company and Parent acknowledges that the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement. If Company fails promptly to pay any amounts due pursuant to Section 9.3(b) , and, in order to obtain such payment, Parent commences a suit that results in a judgment against Company for the amounts set forth in Section 9.3(b), Company shall pay to Parent its reasonable costs and expenses (including reasonable attorneys' fees and expenses) in connection with such suit, together with interest on the amounts set forth in Sections 9.3(b) from the date of termination of this Agreement until the date such payment was actually made at a rate per annum equal to the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.

ARTICLE 10
GENERAL PROVISIONS

        Section 10.1    Nonsurvival of Representations and Warranties and Certain Covenants.    None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations and warranties, shall survive the Closing. The covenants to be performed prior to or at the Closing, including any rights arising out of any breach of such covenants, shall terminate at the Closing. This Section 10.1 shall not limit Article 2, Article 3, Section 7.5 or any covenant or agreement of the Parties that by its terms contemplates performance after the Closing.

        Section 10.2    Notices.    All notices, requests, claims, consents, demands and other communications under this Agreement shall be in writing and delivered (i) in person, (ii) by electronic mail including a .pdf attachment (providing confirmation of transmission), or (iii) sent by prepaid overnight courier (providing proof of delivery), to the Parties at the following addresses (or at such other addresses as shall be specified by the Parties by like notice):

(a)	if to Company to:
Industrial Property Trust Inc. 518 Seventeenth Street, 17th Floor Denver, CO 80202
	Attn:	Evan H. Zucker, Chairman Dwight L. Merriman III, Managing Director & Chief Executive Officer
	email:	evan.zucker@blackcreekgroup.com dwight.merriman@blackcreekgroup.com with a copy (which shall not constitute notice) to:
Industrial Property Trust Inc. 518 Seventeenth Street, 17th Floor Denver, CO 80202
	Attn:	Thomas G. McGonagle, Managing Director & Chief Financial Officer Joshua J. Widoff, Managing Director & Chief Legal Officer
	email:	tom.mcgonagle@blackcreekgroup.com josh.widoff@blackcreekgroup.com and to:
Hogan Lovells US LLP 555 13th Street NW Washington, DC 20004
	Attn:	David Bonser Bruce Gilchrist Stacey McEvoy
	email:	david.bonser@hoganlovells.com bruce.gilchrist@hoganlovells.com stacey.mcevoy@hoganlovells.com
(b)	if to Parent to:
Prologis, L.P. 1800 Wazee Street, Suite 500 Denver, CO 80202
	Attn:	Edward S. Nekritz, Chief Legal Officer and General Counsel
	email:	enekritz@prologis.com
with a copy (which shall not constitute notice) to:
Mayer Brown LLP 71 South Wacker Drive Chicago, IL 60606
	Attn:	Andrew J. Noreuil David Malinger
	email:	anoreuil@mayerbrown.com dmalinger@mayerbrown.com

All notices, requests, claims, consents, demands and other communications under this Agreement shall be deemed duly given or made (A) if delivered in person, on the date delivered, (B) if sent by electronic mail (providing confirmation of transmission), on the date it was received, or (C) if sent by prepaid overnight courier, on the next Business Day (providing proof of delivery). For the avoidance of doubt, counsel for a Party may send notices, requests, claims, consents demands or other communications on behalf of such Party.

        Section 10.3    Severability.    If any term or other provision of this Agreement is found by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced under any present or future Law or public policy in any jurisdiction, as to that jurisdiction, (a) such term or other provision shall be fully separable, (b) this Agreement shall be construed and enforced as if such invalid, illegal or unenforceable provision had never comprised a part hereof, (c) all other conditions and provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable term or other provision or by its severance herefrom so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party, and (d) such terms or other provision shall not affect the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced in any jurisdiction, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

        Section 10.4    Counterparts.    This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall be deemed one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties. Signatures to this Agreement transmitted by electronic mail in .pdf format, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

        Section 10.5    Entire Agreement; No Third-Party Beneficiaries.    This Agreement (including the Exhibits and the Company Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the Parties, or between any of them, with respect to the subject matter of this Agreement. This Agreement is not intended to and shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns, except for the provisions of Article 3 (which, from and after the Effective Time, shall be for the benefit of holders of shares of Company Common Stock and holder of shares of Company Restricted Stock immediately prior to the Effective Time), Section 7.5 (which, from and after the Effective Time shall be for the benefit of the Indemnified Parties), and Section 7.14 (which, from and after the Effective Time, shall be for the benefit of the Advisor). The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 10.7 without notice or liability to any other Person. The representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Accordingly, persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

        Section 10.6    Amendment.    Subject to compliance with applicable Law, this Agreement may be amended by mutual agreement of the Parties hereto by action taken or authorized by the Company Board and the Parent Board, respectively, at any time before or after receipt of the Company Stockholder Approval and prior to the Closing; provided that after the Company Stockholder Approval has been obtained, there shall not be any amendment of this Agreement that changes the amount or the form of the consideration to be delivered under this Agreement to the holders of shares of Company Common Stock or the holders of shares of Company Restricted Stock, or which by applicable Law requires the further approval of the stockholders of Company without such further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed by each of the Parties.

        Section 10.7    Extension; Waiver.    At any time prior to the Effective Time, the Parties hereto may, subject to the requirements of applicable Law, (a) extend the time for the performance of any of the obligations or other acts of the other Parties hereto, (b) waive any inaccuracies in the representations and warranties of the other Party contained in this Agreement or in any document delivered pursuant to this Agreement, or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any Party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights. No single or partial exercise of any right, remedy, power or privilege hereunder shall preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. Any waiver shall be effective only in the specific instance and for the specific purpose for which given and shall not constitute a waiver to any subsequent or other exercise of any right, remedy, power or privilege hereunder.

        Section 10.8    Governing Law.    The filing of the Merger Certificate shall be governed by, and construed in accordance with, the Laws of the State of Delaware without giving effect to any choice or conflicts of Law principles (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. Except as provided in the immediately preceding sentence, this Agreement, and all Actions (whether at Law, in contract or in tort) that may be based upon, arise out of or related to this Agreement or the negotiation, execution or performance of this Agreement, shall be governed by, and construed in accordance with, the laws of the State of Maryland without giving effect to any choice or conflicts of Law principles (whether of the State of Maryland or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Maryland.

        Section 10.9    Consent to Jurisdiction.    Each Party irrevocably agrees and consents (a) to submit itself to the exclusive jurisdiction of the Circuit Court for Baltimore City (Maryland), and to request assignment to the Business and Technology Case Management Program (the "Maryland Court") for the purpose of any Action (whether based on contract, tort or otherwise), directly or indirectly, arising out of or relating to this Agreement or the transactions contemplated by this Agreement or the actions of the Parties in the negotiation, administration, performance and enforcement of this Agreement, (b) that it will not attempt to deny or defeat such jurisdiction by motion or other request for leave from any such court, (c) that it waives any objection to the laying of venue of any Action in the Maryland Court and agrees not to plead or claim in the Maryland Court that such litigation brought therein has been brought in any inconvenient forum, (d) that it will not bring any Action relating to this Agreement or the transactions contemplated by this Agreement or the actions of the parties hereto in the negotiation, administration, performance and enforcement of this Agreement in any court other than the Maryland Court, and (e) that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party hereby irrevocably and unconditionally agrees to request and/or consent to the assignment of any Action to the Maryland Court's Business and Technology Case Management Program. Nothing in this Agreement shall limit or affect the rights of any Party to pursue appeals from any judgments or order of the Maryland Court as provided by Law. Each Party agrees, (x) to the extent such Party is not otherwise subject to service of process in the State of Maryland, to appoint and maintain an agent in the State of Maryland as such Party's agent for acceptance of legal process, and (y) that service of process may also be made on such Party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service. Service made pursuant to clauses (x) or (y) above shall have the same legal force and effect as if served upon such Party personally within the State of Maryland.

        Section 10.10    Assignment.    Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or delegated, in whole or in part, by operation of Law or otherwise by any of the Parties without the prior written consent of the other Parties, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

        Section 10.11    Remedies.

          (a)   Except as otherwise provided in Section 9.3(b), Section 10.11(b) or elsewhere in this Agreement, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

          (b)   The Parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached (including if any of the Parties hereto fail to take any action required of them hereunder to consummate the transactions contemplated by this Agreement, including the Parties' obligations to consummate the Merger and the obligation of Parent or Merger Sub to pay, and the right of the holders of Company Common Stock and the holders of Company Restricted Stock right to receive, the Merger Consideration pursuant to the Merger, subject to the terms and conditions of this Agreement), and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that prior to the termination of this Agreement pursuant to Article 9, the non-breaching Party shall be entitled to seek an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement without proof of damages or otherwise (including the Parties' obligations to consummate the Merger and the obligation of Parent or Merger Sub to pay, and the right of the holders of Company Common Stock and the holders of Company Restricted Stock to receive the Merger Consideration pursuant to the Merger, subject in each case to the terms and conditions of this Agreement), in addition to any other remedy to which such Party is entitled at Law or in equity. Each of the Parties hereby waives (a) any defense in an Action for specific performance that a remedy at law would be adequate to prevent or restrain breaches or threatened breaches and (b) any requirement under any Law to post a security as a prerequisite to obtaining equitable relief. Each Party agrees that the right of specific performance and other equitable relief is an integral part of the transactions contemplated by this Agreement and without that right neither Company, on the one hand, nor Parent or Merger Sub, on the other hand, would have entered into this Agreement. For the avoidance of doubt, the Parties may pursue both a grant of specific performance or other equitable remedies to the extent permitted by this Section 10.11 and the payment of damages as contemplated by Section 9.2, but shall not be entitled or permitted to receive an award of damages if specific performance or other equitable remedies are awarded and consummation of the Merger occurs and shall not be entitled or permitted to receive an award of specific performance or other equitable remedies if damages are awarded.

        Section 10.12    Waiver of Jury Trial.    EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 10.12.

        Section 10.13    Authorship.    The Parties agree that the terms and language of this Agreement are the result of negotiations among the Parties and their respective advisors and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any Party. Any controversy over construction of this Agreement shall be decided without regard to events of authorship or negotiation.

[SIGNATURE PAGE FOLLOWS]

        IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective duly authorized officers, all as of the date first written above.

PROLOGIS, L.P.
By:	PROLOGIS, INC., a Maryland corporation, its general partner
By:	/s/ EUGENE F. REILLY
	Name:	Eugene F. Reilly
	Title:	Chief Investment Officer
ROCKIES ACQUISITION LLC
By:	/s/ EUGENE F. REILLY
	Name:	Eugene F. Reilly
	Title:	Chief Investment Officer
INDUSTRIAL PROPERTY TRUST INC.
By:	/s/ THOMAS G. MCGONAGLE
	Name:	Thomas G. McGonagle
	Title:	Managing Director, Chief Financial Officer

[Signature page to the Agreement and Plan of Merger]

 EXHIBIT A-1
Form of Company REIT Qualification Opinion

[See attached.]

[    •    ], 2019

Industrial Property Trust Inc.
518 Seventeenth Street, 17th Floor
Denver, CO 80202

Re:    Industrial Property Trust Inc.—
          Status as a Real Estate Investment Trust

Ladies and Gentlemen:

        We are acting as counsel to Industrial Property Trust Inc., a Maryland corporation (the "Company"), in connection with the merger (the "Merger") of Rockies Acquisition LLC, a Delaware limited liability company ("Merger Sub"), with and into the Company pursuant to the Merger Agreement (the "Merger Agreement"), dated as of July 15, 2019 and as amended from time to time, by and among the Company, Merger Sub and Prologis, L.P., a Delaware limited partnership ("Parent"). Capitalized terms not defined herein shall have the meanings ascribed to them in the Merger Agreement.

        We are providing this opinion letter to you in connection with the Merger at the request of the Company in accordance with Section 8.2(e) of the Merger Agreement. Although you may disclose to any and all persons, without limitation of any kind, the federal tax treatment and federal tax structure of the Company and all materials of any kind that were provided to you by us relating to such tax treatment and tax structure, this opinion is intended for your benefit, and may be relied upon by Parent, in connection with the Merger Agreement. You may not authorize any other person or entity to rely on this opinion, or otherwise make this opinion available for the benefit of any other person or entity, without our prior written consent.

        In our capacity as counsel to the Company and for purposes of rendering this opinion, we have examined and relied upon the following, with your consent: (i) the Merger Agreement; (ii) a certificate executed by duly appointed officers of the Company (the "Company Officer's Certificate") setting forth certain factual representations, dated [    •    ], 2019, and (iii) such other documents as we have considered relevant to our analysis. We have also examined the opinions, including officer's certificates and exhibits related thereto, of Greenberg Traurig, LLP, dated July 17, 2017 , with respect to the qualification of the Company as a real estate investment trust ("REIT") through its taxable year ended December 31, 2016. In addition, we have examined such other documents as we have considered relevant to our analysis. In our examination of such documents, we have assumed the authenticity of original documents, the accuracy of copies, the genuineness of signatures, and the legal capacity of signatories. We have also assumed that all parties to such documents have acted, and will act, in accordance with the terms of such documents.

        Our opinion is based on: (a) our understanding of the facts as represented to us in the Company Officer's Certificate; and (b) the assumption that (i) the Company and its subsidiaries have valid legal existences under the laws of the states in which they were formed and, to the extent relevant to our opinion, have operated in accordance with the laws of such states, (ii) the Company is operated, and will continue to be operated, in the manner described in the Company Officer's Certificate, (iii) all representations of fact contained in the Company Officer's Certificate are true and complete, (iv) any representation of fact in the Company Officer's Certificate that is made "to the knowledge of" or similarly qualified is correct without such qualification, and (v) the Merger will be consummated in accordance with the Merger Agreement. While we have made such inquiries and investigations as we have deemed necessary, we have not undertaken an independent inquiry into or verification of all such facts either in the course of our representation of the Company or for the purpose of rendering this opinion. While we have reviewed all representations made to us to determine their reasonableness, and nothing has come to our attention that would cause us to question the accuracy of such representations, we have no assurance that they are or will ultimately prove to be accurate.

        We note that the tax consequences addressed herein depend upon the actual occurrence of events in the future, which events may or may not be consistent with any representations made to us for purposes of this opinion. In particular, the qualification and taxation of the Company as a REIT for U.S. federal income tax purposes depends upon the Company's ability to meet on a continuing basis certain distribution levels, diversity of stock ownership, and the various qualification tests imposed by the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that the facts differ from those represented to or assumed by us herein, our opinion should not be relied upon.

        Our opinion herein is based on existing law as contained in the Code, final and temporary Treasury Regulations promulgated thereunder, administrative pronouncements of the Internal Revenue Service (the "IRS") and court decisions as of the date hereof. The provisions of the Code and the Treasury Regulations, IRS administrative pronouncements and case law upon which this opinion is based could be changed at any time, perhaps with retroactive effect. In addition, some of the issues under existing law that could significantly affect our opinion have not yet been authoritatively addressed by the IRS or the courts, and our opinion is not binding on the IRS or the courts. Hence, there can be no assurance that the IRS will not challenge, or that the courts will agree with, our conclusions.

        Based upon, and subject to, the foregoing and the next paragraph below, we are of the opinion that, commencing with its taxable year ended December 31, 2013 and through its taxable year ended December 31, 2018, the Company has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and for the hypothetical short tax year beginning January 1, 2019 and ending with the Closing, taking into account the BTC Spinoff but not the Merger, its organization and method of operation has enabled it to meet the requirements for qualification and taxation as a REIT under the Code.

        We undertake no obligation to update this opinion, or to ascertain after the date hereof whether circumstances occurring after such date may affect the conclusions set forth herein. We express no opinion as to matters governed by any laws other than the Code, the Treasury Regulations, published administrative announcements and rulings of the IRS, and court decisions.

Very truly yours,
Morrison & Foerster LLP

 EXHIBIT A-2
Form of BTC Spinco REIT Qualification Opinion

        [See attached.]

[    •    ], 2019

BTC Spinco
518 Seventeenth Street, 17th Floor
Denver, CO 80202

Re:    BTC Spinco—
          Status as a Real Estate Investment Trust

Ladies and Gentlemen:

        We are acting as counsel to BTC Spinco, a [Maryland corporation] (the "Company"), in connection with the merger (the "Merger") of Rockies Acquisition LLC, a Delaware limited liability company ("Merger Sub"), with and into Industrial Properties Trust Inc., a Maryland corporation ("IPT") pursuant to the Merger Agreement (the "Merger Agreement"), dated as of July 15, 2019 and as amended from time to time, by and among IPT, Merger Sub and Prologis, L.P., a Delaware limited partnership ("Parent"). Capitalized terms not defined herein shall have the meanings ascribed to them in the Merger Agreement.

        We are providing this opinion letter to you in connection with the Merger at the request of the Company in accordance with Section 8.2(f) of the Merger Agreement. Although you may disclose to any and all persons, without limitation of any kind, the federal tax treatment and federal tax structure of the Company and all materials of any kind that were provided to you by us relating to such tax treatment and tax structure, this opinion is intended for your benefit, and may be relied upon by Parent and IPT, in connection with the Merger Agreement. You may not authorize any other person or entity to rely on this opinion, or otherwise make this opinion available for the benefit of any other person or entity, without our prior written consent.

        In our capacity as counsel to the Company and for purposes of rendering this opinion, we have examined and relied upon the following, with your consent: (i) the Merger Agreement; (ii) the Distribution Agreement (the "Distribution Agreement"), dated as of [    •    ], 2019 and as amended from time to time, by and among the Company and IPT, (iii) a certificate executed by duly appointed officers of the Company (the "Company Officer's Certificate") setting forth certain factual representations, dated [    •    ], 2019, and (iv) such other documents as we have considered relevant to our analysis. We have also examined the opinions, including officer's certificates and exhibits related thereto, of Greenberg Traurig, LLP, dated July 17, 2017, with respect to the qualification of IPT as a real estate investment trust ("REIT") through its taxable year ended December 31, 2016. In addition, we have examined such other documents as we have considered relevant to our analysis. In our examination of such documents, we have assumed the authenticity of original documents, the accuracy of copies, the genuineness of signatures, and the legal capacity of signatories. We have also assumed that all parties to such documents have acted, and will act, in accordance with the terms of such documents.

        Our opinion is based on: (a) our understanding of the facts as represented to us in the Company Officer's Certificate; and (b) the assumption that (i) the Company and its subsidiaries have valid legal existences under the laws of the states in which they were formed and, to the extent relevant to our opinion, have operated in accordance with the laws of such states, (ii) the Company is operated, and will continue to be operated, in the manner described in the Company Officer's Certificate, (iii) all representations of fact contained in the Company Officer's Certificate are true and complete, (iv) any representation of fact in the Company Officer's Certificate that is made "to the knowledge of" or similarly qualified is correct without such qualification, and (v) the BTC Spinoff will be consummated in accordance with the Distribution Agreement. While we have made such inquiries and investigations as we have deemed necessary, we have not undertaken an independent inquiry into or verification of all such facts either in the course of our representation of the Company or for the purpose of rendering this opinion. While we have reviewed all representations made to us to determine their reasonableness, and nothing has come to our attention that would cause us to question the accuracy of such representations, we have no assurance that they are or will ultimately prove to be accurate.

        We note that the tax consequences addressed herein depend upon the actual occurrence of events in the future, which events may or may not be consistent with any representations made to us for purposes of this opinion. In particular, the qualification and taxation of the Company as a REIT for U.S. federal income tax purposes depends upon the Company's ability to meet on a continuing basis certain distribution levels, diversity of stock ownership, and the various qualification tests imposed by the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that the facts differ from those represented to or assumed by us herein, our opinion should not be relied upon.

        Our opinion herein is based on existing law as contained in the Code, final and temporary Treasury Regulations promulgated thereunder, administrative pronouncements of the Internal Revenue Service (the "IRS") and court decisions as of the date hereof. The provisions of the Code and the Treasury Regulations, IRS administrative pronouncements and case law upon which this opinion is based could be changed at any time, perhaps with retroactive effect. In addition, some of the issues under existing law that could significantly affect our opinion have not yet been authoritatively addressed by the IRS or the courts, and our opinion is not binding on the IRS or the courts. Hence, there can be no assurance that the IRS will not challenge, or that the courts will agree with, our conclusions.

        Based upon, and subject to, the foregoing and the next paragraph below, we are of the opinion that, since its formation on [    •    ], 2019, the Company has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and its organization and proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT under the Code for its taxable year ending December 31, 2019, taking into account the BTC Spinoff but not the Merger.

        We undertake no obligation to update this opinion, or to ascertain after the date hereof whether circumstances occurring after such date may affect the conclusions set forth herein. We express no opinion as to matters governed by any laws other than the Code, the Treasury Regulations, published administrative announcements and rulings of the IRS, and court decisions.

Very truly yours,
Morrison & Foerster LLP

 EXHIBIT B
Merger Agreement Amendments

1.
Recitals would be amended to reflect the mechanics of an Alternative Transaction.

2.
Section 2.1 (The Merger) would be amended to reflect that the merger will be between up to three New Holdco entities and up to three Merger Sub entities, rather than between Company and Merger Sub, and reflect the allocation of identified Company Properties to be contributed to each New Holdco entities at the request of Parent. Section 2.7 (Tax Consequences of the Merger) would also be updated to reflect the tax consequences of an Alternative Transaction, including that Parent will determine the allocation of the aggregate merger consideration among the various New Holdco entities' direct and indirect assets for federal income tax purposes.

3.
Article 3 (Effects of the Merger) would be amended as follows:

a.
To reflect the mechanics of the merger between each of the New Holdco entities and the corresponding Merger Sub entities;

b.
To delete the Per Share Merger Consideration and provide that the consideration would be the Alternative Transaction Consideration, determined in the manner set forth in Section 2.8(f)(v);

c.
To reflect the distribution of the proceeds of the merger to holders of Company Common Stock and the Special OP Unitholder; and

d.
To delete Section 3.3 (Exchange Fund; Exchange Agent).

4.
Article 4 (Representations and Warranties of Company) would be revised to add the following representations and warranties regarding each New Holdco entity:

a.
Organization and Qualification;

b.
Organizational Documents;

c.
Capitalization;

d.
Authority;

e.
No prior business activities of New Holdco;

f.
No liabilities of New Holdco;

g.
New Holdco owns, or as of the Closing Date will own, all of the equity interests in each of the Company Subsidiaries to be contributed to such New Holdco;

h.
No material post-closing obligations of New Holdco or any of the Company Subsidiaries to be contributed to such New Holdco; and

i.
Delete all representations regarding the BTC Entities (e.g., Tax representations).

5.
Article 5 (Representations and Warranties of Parent and each Merger Sub entity) would be revised to:

a.
Delete Tax Representations (Section 5.12).

6.
Article 6 (Interim Operating Covenants) would be revised to allow Company to take all actions necessary to consummate an Alternative Transaction.

7.
Article 7 (Other Covenants) would be revised as follows:

a.
Delete Company DRIP; Company Share Redemption Plan (Section 7.11);

b.
Delete Section 7.13(b) regarding BTC Spinco tax representation letter;

c.
Delete Indemnification; Directors' and Officers' Insurance (Section 7.5);

  d.
  Delete Section 16 Matters (Section 7.8);

  e.
  Delete requirement to pay all dividends on Closing Date (Section 7.9);

  f.
  Delete suspension of Company DRIP and Company Share Redemption Plan (Section 7.11); and

  g.
  Delete Deregistration of Company Securities (Section 7.17).

8.
Article 8 (Conditions) would be revised as follows:

a.
Delete REIT Opinion for BTC Spinco (Section 8.2(f)); and

b.
Delete Tax Matters Agreement (Section 8.2(g)).

 EXHIBIT C
Form of Tax Matters Agreement

[See attached.]

 TAX MATTERS AGREEMENT

AMONG

[BTC SPINCO]

AND

INDUSTRIAL PROPERTY TRUST INC.

DATED AS OF  [                ], 2019

 TAX MATTERS AGREEMENT

        TAX MATTERS AGREEMENT (this "Agreement"), dated as of [                        ], 2019, is by and among Industrial Property Trust Inc., a Maryland corporation that has elected to be treated as a real estate investment trust for federal income tax purposes ("Company"), and [BTC Spinco], a Maryland [corporation] that intends to qualify as a REIT for federal income tax purposes ("BTC Spinco"). Each of Company and BTC Spinco is sometimes referred to herein as a "Party" and collectively as the "Parties." Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Agreement and Plan of Merger dated as of July 15, 2019 by and among Prologis, L.P., a Delaware limited partnership ("Parent"), Company and Rockies Acquisition LLC, a Delaware limited liability company and wholly owned subsidiary of Parent ("Merger Sub") (the "Merger Agreement").

RECITALS

        WHEREAS, Company has completed the BTC Spinoff, as provided for in a distribution agreement pursuant to Section 2.8(g) of the Merger Agreement, whereby Company has contributed 100% of the equity interests in each of the BTC Entities named in clause (i) of the definition thereof to be transferred to BTC Spinco or a newly formed wholly owned subsidiary of BTC Spinco;

        WHEREAS, pursuant to the Merger Agreement, on the Closing Date, the Parties (and their respective Affiliates) will complete the merger of Merger Sub with and into Company (such merger transaction, the "Merger"), with Company being the surviving company (the "Surviving Entity") in the Merger, and pursuant to which each outstanding Class A Common Share, $0.01 par value per share, of Company (the "Class A Common Shares") and each outstanding Class T Common Share, $0.01 par value per share, of Company (the "Class T Common Shares" and together with the Class A Common Shares, the "Company Common Stock"), issued and outstanding immediately prior to the Effective Time, will be converted into the right to receive the Per Share Merger Consideration, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Maryland General Corporation Law, as amended (the "MGCL"); and

        WHEREAS, the Parties desire to set forth their agreement on the rights and obligations of the Parties with respect to (A) the administration and allocation of federal, state, local, and foreign Taxes incurred in Tax Periods beginning prior to the date of the BTC Spinoff (the "Distribution Date"), (B) Taxes resulting from the BTC Spinoff and transactions effected in connection with the BTC Spinoff and (C) various other Tax matters.;

        NOW THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

ARTICLE 1
DEFINITIONS

        Section 1.1    Definitions.

  (a)
  For purposes of this Agreement:

        "BTC Group" has the same meaning as BTC Entities.

        "BTC REIT" means BTC I REIT A LLC, BTC I REIT B LLC and BTC II Holdo LLC. "BTC Separate Tax Return" means any Tax Return of any member of the BTC Group (including any consolidated, combined or unitary return) that does not include any member of the Company Group.

        "Company Group" means Company and the Company Subsidiaries.

        "Company Separate Tax Return" means any Tax Return of any member of the Company Group (including any consolidated, combined or unitary return) that does not include any member of the BTC Group.

        "Controlling Party" has the meaning set forth in Section 9.2(c) of this Agreement.

        "Distribution Date" has the meaning set forth in the recitals to this Agreement.

        "Final Allocation" has the meaning set forth in Section 3.5(b) of this Agreement.

        "Final Determination" means the final resolution of liability for any Tax, which resolution may be for a specific issue or adjustment or for any Tax Period, (i) by IRS Form 870 or 870-AD (or any successor forms thereto), on the date of acceptance by or on behalf of the taxpayer, or by a comparable form under the laws of a state, local, or foreign taxing jurisdiction, except that a Form 870 or 870-AD or comparable form shall not constitute a Final Determination to the extent that it reserves (whether by its terms or by operation of law) the right of the taxpayer to file a claim for refund or the right of the Tax Authority to assert a further deficiency in respect of such issue or adjustment or for such Tax Period (as the case may be); (ii) by a decision, judgment, decree, or other order by a court of competent jurisdiction, which has become final and unappealable; (iii) by a closing agreement or accepted offer in compromise under Sections 7121 or 7122 of the Code, or a comparable agreement under the laws of a state, local, or foreign taxing jurisdiction; (iv) by any allowance of a refund or credit in respect of an overpayment of a Tax, but only after the expiration of all periods during which such refund may be recovered (including by way of offset) by the jurisdiction imposing such Tax; (v) by a final settlement resulting from a treaty-based competent authority determination; or (vi) by any other final disposition, including by reason of the expiration of the applicable statute of limitations, the execution of a pre-filing agreement with the IRS or other Tax Authority, or by mutual agreement of the Parties.

        "Group" means either the Company Group or the BTC Group, as the context requires.

        "Income Tax" means all U.S. federal, state, local and foreign income, franchise or similar Taxes imposed on (or measured by) net income or net profits.

        "Intended Tax Treatment" means (i) the BTC Spinoff as a taxable distribution by the Company of its direct or indirect interests in BTC Spinco rather than as a tax free distribution described in Section 355 of the Code and (ii) the Merger as a taxable sale of all of the Company Common Stock and the Company Restricted Stock by the holders thereof to Parent in exchange for the Merger Consideration.

        "Joint Return" means any Tax Return that includes, by election or otherwise, one or more members of the BTC Group together with one or more members of the Company Group.

        "Non-Controlling Party" has the meaning set forth in Section 9.2(c) of this Agreement.

        "Parties" and "Party" have the meaning set forth in the preamble to this Agreement.

        "Past Practices" has the meaning set forth in Section 3.4(a) of this Agreement.

        "Payment Date" means, with respect to a Tax Return, (A) the due date for any required installment of estimated Taxes, (B) the due date (determined without regard to extensions) for filing such Tax Return, or (C) the date such Tax Return is filed, as the case may be.

        "Post-Distribution Tax Period" means any Tax period beginning after the Distribution Date.

        "Pre-Distribution Tax Period" means any Tax period ending on or before the Distribution Date.

        "Privilege" means any privilege that may be asserted under applicable law, including, any privilege arising under or relating to the attorney-client relationship (including the attorney-client and work product privileges), the accountant-client privilege and any privilege relating to internal evaluation processes.

        "Proposed Allocation" shall have the meaning set forth in Section 3.5(b) of this Agreement.

        "Responsible Party" means, with respect to any Tax Return, the Party having responsibility for preparing and filing such Tax Return under this Agreement.

        "Retention Date" has the meaning set forth in Section 8.1 of this Agreement.

        "Tax Advisor" means a Tax counsel or accountant, in each case of recognized national standing.

        "Tax Authority" means, with respect to any Tax, the Governmental Authority or political subdivision thereof that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such entity or subdivision.

        "Tax Attribute" means a net operating loss, net capital loss, unused investment credit, unused foreign Tax credit (including credits of a foreign company under Section 902 of the Code), excess charitable contribution, general business credit, research and development credit, earnings and profits, basis, or any other Tax Item that could reduce a Tax or create a Tax Benefit.

        "Tax Benefit" means any refund, credit, or other item that causes reduction in otherwise required liability for Taxes.

        "Tax Contest" means an audit, review, examination, contest, litigation, investigation or any other administrative or judicial proceeding with the purpose or effect of redetermining Taxes (including any administrative or judicial review of any claim for refund).

        "Tax Item" means, with respect to any Income Tax, any item of income, gain, loss, deduction, or credit.

        "Tax Opinion" means an opinion from a Tax Advisor regarding the qualification of Company, BTC Spinco or any Subsidiary REIT as a REIT or regarding the Tax treatment of all or any part of the transactions contemplated by the Merger Agreement.

        "Tax Period" means, with respect to any Tax, the period for which the Tax is reported as provided under the Code or other applicable Tax Law.

        "Tax Records" means any (i) Tax Returns, (ii) Tax Return workpapers, (iii) documentation relating to any Tax Contests, and (iv) any other books of account or records (whether or not in written, electronic or other tangible or intangible forms and whether or not stored on electronic or any other medium) maintained or required to be maintained under the Code or other applicable Tax Laws or under any record retention agreement with any Tax Authority, in each case filed or required to be filed with respect to or otherwise relating to Taxes.

        "Treasury Regulations" means the regulations promulgated from time to time under the Code as in effect for the relevant Tax Period.

        Section 1.2    Interpretation and Rules of Construction.    In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

          (a)   when a reference is made in this Agreement to an Article, Section or Exhibit, such reference is to an Article or Section of, or an Exhibit to, this Agreement;

          (b)   the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

          (c)   whenever the words "include," "includes" or "including" are used in this Agreement, they are deemed to be followed by the words "without limitation";

          (d)   the words "hereof," "herein" and "hereunder" and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

          (e)   references to any agreement, instrument, statute, rule or regulation are to the agreement, instrument, statute, rule or regulation as amended, modified, supplemented or replaced from time to time, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes, and all attachments thereto and instruments incorporated therein (and, in the case of statutes, include any rules and regulations promulgated under the statute);

          (f)    all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

          (g)   the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as the feminine and neuter genders of such terms;

          (h)   references to a Person are also to its successors and permitted assigns;

          (i)    except when used together with the word "either" or otherwise for the purpose of identifying mutually exclusive alternatives, the term "or" has the inclusive meaning represented by the phrase "and/or";

          (j)    all uses of currency or the symbol "$" in this Agreement refer to U.S. dollars; and

          (k)   where this Agreement states that a Party "shall," "will" or "must" perform in some manner, it means that the Party is legally obligated to do so under this Agreement.

ARTICLE 2
ALLOCATION OF TAXES

        Section 2.1    General Allocation Principles.    All Taxes shall be allocated as follows:

          (a)   Allocation of Taxes for Joint Returns.    Company shall be responsible for all Taxes reported, or required to be reported, on any Joint Return that any member of the Company Group files or is required to file under the Code or other applicable Tax Law; provided, however, that to the extent any such Joint Return includes any Tax Item attributable to the operations or assets of any member of the BTC Group for any Post-Distribution Tax Period, BTC shall be responsible for all Taxes attributable to such Tax Items.

          (b)   Allocation of Taxes for Separate Returns.

              (i)  Company shall be responsible for all Taxes reported, or required to be reported, on (x) a Company Separate Tax Return or (y) a BTC Separate Tax Return with respect to a Pre-Distribution Tax Period other than Taxes described in Section 2.1(b)(ii) below.

             (ii)  BTC Spinco shall be responsible for (x) all Taxes reported, or required to be reported, on a BTC Separate Tax Return with respect to a Post-Distribution Tax Period, (y) all Taxes reported or required to be reported on a BTC Separate Tax Return of any BTC REIT, or (z) any incremental Taxes due as a result of the election, if made, described in Section 6.1 of this Agreement.

          (c)   Taxes Not Reported on Tax Returns.

              (i)  Company shall be responsible for any Tax attributable to any member of the Company Group that is not required to be reported on a Tax Return.

             (ii)  BTC Spinco shall be responsible for any Tax attributable to any member of the BTC Group that is not required to be reported on a Tax Return.

        Section 2.2    Allocation Conventions.

          (a)   All Taxes allocated pursuant to Section 2.2 of this Agreement shall be apportioned between portions of a Tax Period based on a closing of the books and records on the close of the Distribution Date (in the event that the Distribution Date is not the last day of the Tax Period, as if the Distribution Date were the last day of the Tax Period), subject to adjustment for items accrued on the Distribution Date that are properly allocable to the Tax Period following the Distribution, as jointly determined by BTC Spinco and Company; provided that any items not susceptible to such apportionment shall be apportioned on the basis of elapsed days during the relevant portion of the Tax Period.

          (b)   Any Tax Item of Company or any member of the Company Group arising from a transaction engaged in outside of the ordinary course of business on the Distribution Date after the effective time of the BTC Spinoff (the "Spinoff Effective Time") shall be properly allocable to Company and any such transaction by or with respect to Company or any member of the Company Group occurring after the Spinoff Effective Time shall be treated for all Tax purposes (to the extent permitted by applicable Tax Law) as occurring at the beginning of the day following the Distribution Date in accordance with the principles of Treasury Regulation § 1.1502-76(b) or any similar provisions of state, local or non-U.S. Law.

        Section 2.3    Transfer Taxes.    Any Transfer Taxes arising as a result of the BTC Spinoff shall be allocated to, and paid by, BTC Spinco.

ARTICLE 3
TAX RETURNS

        Section 3.1    BTC Separate Tax Returns.    BTC Spinco shall prepare and file (or cause to be prepared and filed) all BTC Separate Tax Returns.

        Section 3.2    Company Pre-Distribution Separate Returns and Joint Returns.

          (a)   Company shall prepare and file, or cause to be prepared and filed, all Joint Returns and Company Separate Tax Returns which relate to a Pre-Distribution Tax Period, and shall deliver, or shall cause to be delivered, to BTC Spinco, no later than thirty (30) days prior to the due date (taking into account valid extensions) for the filing of such Tax Returns, a draft of such Tax Return for review, comment and approval by BTC Spinco.

          (b)   Each member of the BTC Group to which any Joint Return relates shall execute and file such consents, elections and other documents as Company may determine, after consulting with BTC Spinco in good faith, are required or appropriate, or otherwise requested by Company in connection with the filing of such Joint Return. BTC Spinco will elect and join, and will cause its respective Affiliates to elect and join, in filing any Joint Returns that Company determines are required to be filed or that Company elects to file, in each case pursuant to this Section 3.1(a).

        Section 3.3    Company Post-Distribution Separate Returns.    Company shall prepare and file (or cause to be prepared and filed) all Company Separate Tax Returns which relate to any Post-Distribution Tax Period.

        Section 3.4    Tax Reporting Practices.

          (a)   General Rule.    Except as provided in Section 3.4(b) of this Agreement, Company shall prepare all Joint Returns and Company Separate Tax Returns which relate to a Pre-Distribution Tax Period in accordance with past practices, permissible accounting methods, elections or conventions ("Past Practices") used by the members of the Company Group and the members of the BTC Group prior to the Distribution Date.

          (b)   Consistency with Intended Tax Treatment.    Except as otherwise agreed by the Parties, the Parties shall prepare all Tax Returns consistent with the Intended Tax Treatment unless, and then only to the extent, an alternative position is required pursuant to a determination by a Tax Authority; provided, however, that neither Party shall be required to litigate before any court any challenge to the Intended Tax Treatment by a Tax Authority.

        Section 3.5    Apportionment of Tax Attributes.

          (a)   Tax Attributes arising in a Pre-Distribution Tax Period will be allocated to (and the benefits and burdens of such Tax Attributes will inure to) the members of the Company Group and the members of the BTC Group in accordance with the Code, Treasury Regulations, and any other applicable Tax Law, and, in the absence of controlling legal authority or unless otherwise provided under this Agreement, Tax Attributes shall be allocated to the taxpayer that created such Tax Attributes.

          (b)   On or before the first anniversary of the Distribution Date, Company shall deliver to BTC Spinco its determination in writing of the portion, if any, of any earnings and profits, Tax Attributes, overall foreign loss or other affiliated, consolidated, combined, unitary, fiscal unity or other group basis Tax Attributes which are allocated or apportioned to the BTC Group under applicable Tax Law and this Agreement ("Proposed Allocation"); provided, however, that the Proposed Allocation shall not allocate or apportion amongst the members of the BTC Group, such allocation and apportionment amongst the members of the BTC Group to be determined by BTC Spinco. BTC Spinco shall have twenty (20) days to review the Proposed Allocation and provide Company any comments with respect thereto. Company shall consider in good faith any such comments that are reasonable, and such resulting determination will become final ("Final Allocation"). All members of the Company Group and BTC Group shall prepare all Tax Returns in accordance the Final Allocation. In the event of an adjustment to the earnings and profits, any Tax Attributes or other affiliated, consolidated, combined, unitary, fiscal unity or other group basis attribute, Company shall promptly notify BTC Spinco in writing of such adjustment. For the avoidance of doubt, Company shall not be liable to any member of the BTC Group for any failure of any determination under this Section 3.5(b) to be accurate under applicable Tax Law; provided such determination was made in good faith.

ARTICLE 4
TAX PAYMENTS

        Section 4.1    Taxes Shown on Tax Returns.    Company shall pay (or cause to be paid) to the proper Tax Authority the Tax shown as due on any Tax Return that a member of the Company Group is responsible for preparing under Article 3 of this Agreement, and BTC shall pay (or cause to be paid) to the proper Tax Authority the Tax shown as due on any Tax Return that a member of the BTC Group is responsible for preparing under Article 3 of this Agreement. At least seven (7) Business Days prior to any Payment Date for any Joint Returns, BTC Spinco shall pay to Company the amount BTC Spinco is responsible for under the provisions of Section 2.1(a) as calculated pursuant to this Agreement. At least seven (7) Business Days prior to any Payment Date for any such BTC Separate Tax Return, Company shall pay to BTC Spinco the amount Company is responsible for under the provisions of Section 2.1(b)(i) as calculated pursuant to this Agreement.

        Section 4.2    Adjustments Resulting in Underpayments.    In the case of any adjustment pursuant to a Final Determination with respect to any Tax, the Party to which such Tax is allocated pursuant to this Agreement shall pay to the applicable Tax Authority when due any additional Tax required to be paid as a result of such adjustment.

ARTICLE 5
REIT QUALIFICATION

        Section 5.1    Representation Letters.

          (a)   Company shall (i) use commercially reasonable efforts to obtain the opinion of counsel referred to in Section 5.2(a), and (ii) deliver to BTC Spinco and counsel to Company, a tax representation letter, signed by an officer of Company, in form and substance reasonably acceptable to such counsel and BTC Spinco, containing representations of Company for purposes of rendering the opinion described in Section 5.2(a).

          (b)   BTC Spinco shall (i) use commercially reasonable efforts to obtain the opinion of counsel referred to in Section 5.2(b), and (ii) deliver to Parent and Morrison & Foerster LLP, special tax counsel to BTC Spinco (or other counsel to BTC Spinco), a tax representation letter, signed by an officer of BTC Spinco, in form and substance reasonably acceptable to such counsel and Parent, containing representations of BTC Spinco for purposes of rendering the opinion described in Section 5.2(b).

        Section 5.2    REIT Opinions.    By February 28 of the year following the year which includes the Distribution Date,

          (a)   Company will deliver to BTC Spinco the written opinion of counsel reasonably satisfactory to BTC Spinco, on which BTC Spinco shall be entitled to rely, dated as of December 31 of the year which includes the Distribution Date, to the effect that for the period commencing with the Merger through December 31 of the year which includes the Distribution Date, Company has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code (which opinion shall be based upon the representation letter described in Section 5.1(a) and in reliance on the REIT qualification opinion of Morrison & Foerster LLP delivered to the Company pursuant to Section 8.2(e) of the Merger Agreement, and shall be subject to customary assumptions, exceptions, limitations and qualifications).

          (b)   BTC Spinco will deliver to Parent the written opinion of Morrison & Foerster LLP (or other counsel reasonably satisfactory to Parent), on which Parent shall be entitled to rely, dated as of December 31 of the year which includes the Distribution Date, to the effect that since its formation BTC Spinco has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code (which opinion shall be based upon the representation letter described in Section 5.1(b) and shall be subject to customary assumptions, exceptions, limitations and qualifications).

ARTICLE 6
SECTION 336(E) ELECTION

        Section 6.1    Section 336(e) Election.    At the request of BTC Spinco, Company shall make an election under Section 336(e) of the Code (and any similar election under state or local law) with respect to the BTC Spinoff in accordance with Treasury Regulation Section 1.336-2(h) and (j) (and any applicable provisions under state and local law), and the Parties shall cooperate in the timely completion and/or filings of such elections and any related filings or procedures (including filing or amending any Tax Returns to implement an election that becomes effective). If requested by BTC SpinCo, this Section 6.1(a) is intended to constitute binding, written agreements to make elections under Section 336(e) of the Code with respect to the BTC Spinoff. By making an election under Section 336(e) of the Code, neither Company nor BTC Spinco is representing or warranting that the BTC Spinoff is a taxable distribution rather than a tax free distribution described in Section 355 of the Code.

ARTICLE 7
ASSISTANCE AND COOPERATION

        Section 7.1    Assistance and Cooperation.

          (a)   The Parties shall cooperate (and cause their respective Affiliates to cooperate) with each other and with each other's agents, including accounting firms and legal counsel, in connection with Tax matters relating to the Parties and their Affiliates, including (i) preparation and filing of Tax Returns, (ii) determining the liability for and amount of any Taxes due (including estimated Taxes) or the right to and amount of any refund of Taxes, (iii) examinations of Tax Returns, and (iv) any administrative or judicial proceeding in respect of Taxes assessed or proposed to be assessed. Such cooperation shall include making all information and documents in their possession relating to any other Party and its Affiliates reasonably available to such other Party as provided in this Article 7. Each of the Parties shall also make available to any other Party, as reasonably requested and available, personnel (including officers, directors, employees and agents of the Parties or their respective Affiliates) responsible for preparing, maintaining, and interpreting information and documents relevant to Taxes, and personnel reasonably required as witnesses or for purposes of providing information or documents in connection with any administrative or judicial proceedings relating to Taxes. The Parties shall cooperate with each other and take any and all actions reasonably requested by the other in connection with obtaining a Tax Opinion (including, without limitation, by making any new representation or covenant, confirming any previously made representation or covenant or providing any materials or information requested by any Tax Advisor.

          (b)   Any information or documents provided under this Agreement shall be kept confidential by the Party receiving the information or documents, except as may otherwise be necessary in connection with the filing of Tax Returns or in connection with any administrative or judicial proceedings relating to Taxes. In addition, in the event that BTC Spinco determines that the provision of any information or documents to Company or any of its Affiliates, or Company determines that the provision of any information or documents to BTC Spinco or any its Affiliates, could be commercially detrimental, violate any Law or agreement or waive any Privilege, the Parties shall use commercially reasonable efforts to permit each other's compliance with its obligations under this Article 7 in a manner that avoids any such harm or consequence.

        Section 7.2    Tax Return Information.    Each Party shall provide to the other Party information and documents relating to its Group reasonably required by the other Party to prepare Tax Returns, including any pro forma returns required by the Responsible Party for purposes of preparing such Tax Returns. Any information or documents the Responsible Party requires to prepare such Tax Returns shall be provided in such form as the Responsible Party reasonably requests and at or prior to the time reasonably specified by the Responsible Party so as to enable the Responsible Party to file such Tax Returns on a timely basis.

ARTICLE 8
TAX RECORDS

        Section 8.1    Retention of Tax Records.    Each of BTC Spinco and Company shall preserve and keep all Tax Records relating to the assets and activities of its Group for Pre-Distribution Tax Periods, for so long as the contents thereof may be or become material in the administration of any matter under the Code or other applicable Tax Law, but in any event until the later of (i) the expiration of any applicable statutes of limitations, or (ii) seven (7) years after the Distribution Date (such later date, the "Retention Date"). After the Retention Date, each of BTC Spinco and Company may dispose of such Tax Records upon sixty (60) Business Days' prior written notice to the other Party. If, prior to the Retention Date, (a) BTC Spinco or Company reasonably determines that any Tax Records which it would otherwise be required to preserve and keep under this Article 8 are no longer material in the administration of any matter under the Code or other applicable Tax Law and the other Party agrees, then such first Party may dispose of such Tax Records upon sixty (60) Business Days' prior notice to the other Party. Any notice of an intent to dispose given pursuant to this Section 8.1 shall include a list of the Tax Records to be disposed of describing in reasonable detail each file, book, or other record accumulation being disposed. The notified Parties shall have the opportunity, at their cost and expense, to copy or remove, within such sixty (60) Business Day period, all or any part of such Tax Records. If, at any time prior to the Retention Date, a Party or any of its Affiliates determines to decommission or otherwise discontinue any computer program or information technology system used to access or store any Tax Records, then such program or system may be decommissioned or discontinued upon ninety (90) Business Days' prior notice to the other Party and the other Party shall have the opportunity, at its cost and expense, to copy, within such ninety (90) Business Day period, all or any part of the underlying data relating to the Tax Records accessed by or stored on such program or system.

        Section 8.2    Access to Tax Records.    The Parties and their respective Affiliates shall make available to each other for inspection and copying during normal business hours upon reasonable notice all Tax Records (and, for the avoidance of doubt, any pertinent underlying data accessed or stored on any computer program or information technology system) in their possession pertaining to (i) in the case of any Tax Return of the Company Group, the portion of such return that relates to Taxes for which the BTC Group may be liable pursuant to this Agreement or (ii) in the case of any Tax Return of the BTC Group, the portion of such return that relates to Taxes for which the Company Group may be liable pursuant to this Agreement, and shall permit the other Party and its Affiliates, authorized agents and representatives and any representative of a Tax Authority or other Tax auditor direct access, at the cost and expense of the requesting Party, during normal business hours upon reasonable notice to any computer program or information technology system used to access or store any Tax Records, in each case to the extent reasonably required by the other Party in connection with the preparation of Tax Returns or financial accounting statements, audits, litigation, or the resolution of items under this Agreement.

        Section 8.3    Preservation of Privilege.    The Parties and their respective Affiliates shall not provide access to, copies of, or otherwise disclose to any Person any documentation relating to Taxes existing prior to the Distribution Date to which Privilege may reasonably be asserted without the prior written consent of the other Party, such consent not to be unreasonably withheld, conditioned or delayed.

ARTICLE 9
TAX CONTESTS

        Section 9.1    Notice.    Each Party shall provide prompt notice to the other Party of any written communication from a Tax Authority regarding any pending Tax audit, assessment or proceeding or other Tax Contest of which it becomes aware (i) related to the qualification of such party as a REIT or (ii) otherwise relating to the Intended Tax Treatment or the transactions contemplated by the Merger Agreement (including the resolution of any Tax Contest relating thereto). Such notice shall attach copies of the pertinent portion of any written communication from a Tax Authority and contain factual information (to the extent known) describing any asserted Tax liability in reasonable detail and shall be accompanied by copies of any notice and other documents received from any Tax Authority in respect of any such matters.

        Section 9.2    Control of Tax Contests.

          (a)   Company Control.    Except as otherwise provided in this Section 9.2, Company shall have the right to control any Tax Contest with respect to any Tax matters relating to a Joint Return or a Company Separate Tax Return. With respect to Joint Returns, Company shall not settle any such Tax Contest without BTC Spinco's prior written consent (which consent may not be unreasonably withheld, conditioned or delayed).

          (b)   BTC Control.    Except as otherwise provided in this Section 9.2, BTC Spinco shall have the sole right to contest, litigate, compromise and settle any Tax Contest with respect to any Tax matters relating to a BTC Separate Tax Return.

          (c)   Unless waived by the Parties in writing, in connection with any Tax Contest as a result of which Notice under Section 9.1 must be provided: (I) the Controlling Party shall keep the Non-Controlling Party informed in a timely manner of all actions taken or proposed to be taken by the Controlling Party with respect to such Tax Contest; (II) the Controlling Party shall timely provide the Non-Controlling Party copies of any written materials relating to such potential adjustment in such Tax Contest received from any Tax Authority; (III) the Controlling Party shall timely provide the Non-Controlling Party with copies of any correspondence or filings submitted to any Tax Authority or judicial authority in connection with such potential adjustment in such Tax Contest; (IV) the Controlling Party shall consult with the Non-Controlling Party and offer the Non-Controlling Party a reasonable opportunity to comment before submitting any written materials prepared or furnished in connection with such potential adjustment in such Tax Contest; and (V) the Controlling Party shall defend such Tax Contest diligently and in good faith. Each Party shall bear its own costs incurred in connection with any Tax Contest. The failure of the Controlling Party to take any action specified in the preceding sentence with respect to the Non-Controlling Party shall not relieve the Non-Controlling Party of any liability and/or obligation which it may have to the Controlling Party under this Agreement except to the extent that the Non-Controlling Party was actually harmed by such failure, and in no event shall such failure relieve the Non-Controlling Party from any other liability or obligation which it may have to the Controlling Party. In the case of any Tax Contest described in this Section 9, "Controlling Party" means the Party entitled to control the Tax Contest under such Section 9.2(a) or 9.2(b) and

  "Non-Controlling Party" means (x) Company if BTC is the Controlling Party and (y) BTC if Company is the Controlling Party.

          (d)   Power of Attorney.    Each member of the BTC Group shall execute and deliver to Company (or such member of the Company Group as Company shall designate) any power of attorney or other similar document reasonably requested by Company (or such designee) in connection with any Tax Contest (as to which Company is the Controlling Party) described in this Section 9. Each member of the Company Group shall execute and deliver to BTC Spinco (or such member of the BTC Group as BTC Spinco shall designate) any power of attorney or other similar document requested by BTC Spinco (or such designee) in connection with any Tax Contest (as to which BTC Spinco is the Controlling Party) described in this Section 9.

ARTICLE 10
GENERAL PROVISIONS

        Section 10.1    Survival of Obligations.    The representations, warranties, covenants and agreements set forth in this Agreement shall be unconditional and absolute and shall remain in effect without limitation as to time.

        Section 10.2    Notices.    All notices, requests, claims, consents, demands and other communications under this Agreement shall be in writing and delivered (i) in person, (ii) by electronic mail including a .pdf attachment (providing confirmation of transmission), or (iii) sent by prepaid overnight courier (providing proof of delivery), to the Parties at the following addresses (or at such other addresses as shall be specified by the Parties by like notice):

          (a)   if to BTC Spinco to:

Industrial Property Trust Inc. 518 Seventeenth Street, 17th Floor Denver, CO 80202
Attn:	Evan Zucker Dwight Merriman
email:	evan.zucker@blackcreekgroup.com dwight.merriman@blackcreekgroup.com with a copy (which shall not constitute notice) to:

Industrial Property Trust Inc. 518 Seventeenth Street, 17th Floor Denver, CO 80202
Attn:	Tom McGonagle Josh Widoff
email:	tom.mcgonagle@blackcreekgroup.com josh.widoff@blackcreekgroup.com and to:

Hogan Lovells US LLP 555 13th Street NW Washington, DC 20004
Attn:	David Bonser Bruce Gilchrist
email:	david.bonser@hoganlovells.com bruce.gilchrist@hoganlovells.com

          (b)   if to Company to:

Prologis, L.P. 1800 Wazee Street, Suite 500 Denver, CO 80202
Attn:	Edward S. Nekritz, Chief Legal Officer and General Counsel
email:	enekritz@prologis.com

      with a copy (which shall not constitute notice) to:

Mayer Brown LLP 71 South Wacker Drive Chicago, IL 60606
Attn:	Andrew J. Noreuil David Malinger
email:	anoreuil@mayerbrown.com dmalinger@mayerbrown.com

        All notices, requests, claims, consents, demands and other communications under this Agreement shall be deemed duly given or made (A) if delivered in person, on the date delivered, (B) if sent by electronic mail (providing confirmation of transmission), on the date it was received, or (C) if sent by prepaid overnight courier, on the next Business Day (providing proof of delivery). For the avoidance of doubt, counsel for a Party may send notices, requests, claims, consents demands or other communications on behalf of such Party.

        Section 10.3    Severability.    If any term or other provision of this Agreement is found by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced under any present or future Law or public policy in any jurisdiction, as to that jurisdiction, (a) such term or other provision shall be fully separable, (b) this Agreement shall be construed and enforced as if such invalid, illegal or unenforceable provision had never comprised a part hereof, (c) all other conditions and provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable term or other provision or by its severance herefrom so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party, and (d) such terms or other provision shall not affect the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced in any jurisdiction, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

        Section 10.4    Counterparts.    This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall be deemed one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties. Signatures to this Agreement transmitted by electronic mail in .pdf format, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

        Section 10.5    Entire Agreement; No Third-Party Beneficiaries.    This Agreement constitutes the entire agreement and supersede all prior agreements and understandings, both written and oral, among the Parties, or between any of them, with respect to the subject matter of this Agreement. This Agreement is not intended to and shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns. The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 10.7 without notice or liability to any other Person. The representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Accordingly, persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

        Section 10.6    Amendment.    Subject to compliance with applicable Law, this Agreement may be amended by mutual agreement of the Parties hereto by action taken or authorized by the Company Board and the Parent Board, respectively, at any time before or after receipt of the Company Stockholder Approval and prior to the Distribution Date; provided that after the Company Stockholder Approval has been obtained, there shall not be any amendment of this Agreement that changes the amount or the form of the consideration to be delivered under this Agreement to the holders of shares of Company Common Stock or the holders of shares of Company Restricted Stock, or which by applicable Law requires the further approval of the stockholders of Company without such further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed by each of the Parties.

        Section 10.7    Extension; Waiver.    At any time prior to the Spinoff Effective Time, the Parties hereto may, subject to the requirements of applicable Law, (a) extend the time for the performance of any of the obligations or other acts of the other Parties hereto, (b) waive any inaccuracies in the representations and warranties of the other Party contained in this Agreement or in any document delivered pursuant to this Agreement, or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any Party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights. No single or partial exercise of any right, remedy, power or privilege hereunder shall preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. Any waiver shall be effective only in the specific instance and for the specific purpose for which given and shall not constitute a waiver to any subsequent or other exercise of any right, remedy, power or privilege hereunder.

        Section 10.8    Governing Law.    This Agreement, and all Actions (whether at Law, in contract or in tort) that may be based upon, arise out of or related to this Agreement or the negotiation, execution or performance of this Agreement, shall be governed by, and construed in accordance with, the laws of the State of Maryland without giving effect to any choice or conflicts of Law principles (whether of the State of Maryland or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Maryland.

        Section 10.9    Consent to Jurisdiction.    Each Party irrevocably agrees and consents (a) to submit itself to the exclusive jurisdiction of the Maryland Court for the purpose of any Action (whether based on contract, tort or otherwise), directly or indirectly, arising out of or relating to this Agreement or the transactions contemplated by this Agreement or the actions of the Parties in the negotiation, administration, performance and enforcement of this Agreement, (b) that it will not attempt to deny or defeat such jurisdiction by motion or other request for leave from any such court, (c) that it waives any objection to the laying of venue of any Action in the Maryland Court and agrees not to plead or claim in the Maryland Court that such litigation brought therein has been brought in any inconvenient forum, (d) that it will not bring any Action relating to this Agreement or the transactions contemplated by this Agreement or the actions of the parties hereto in the negotiation, administration, performance and enforcement of this Agreement in any court other than the Maryland Court, and (e) that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party hereby irrevocably and unconditionally agrees to request and/or consent to the assignment of any Action to the Maryland Court's Business and Technology Case Management Program. Nothing in this Agreement shall limit or affect the rights of any Party to pursue appeals from any judgments or order of the Maryland Court as provided by Law. Each Party agrees, (x) to the extent such Party is not otherwise subject to service of process in the State of Maryland, to appoint and maintain an agent in the State of Maryland as such Party's agent for acceptance of legal process, and (y) that service of process may also be made on such Party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service. Service made pursuant to clauses (x) or (y) above shall have the same legal force and effect as if served upon such Party personally within the State of Maryland.

        Section 10.10    Assignment.    Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or delegated, in whole or in part, by operation of Law or otherwise by any of the Parties without the prior written consent of the other Parties, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

        Section 10.11    Remedies.

          (a)   Except as otherwise provided in this Agreement, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

          (b)   The Parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that prior to the termination of this Agreement pursuant to Article 9, the non-breaching Party shall be entitled to seek an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement without proof of damages or otherwise, in addition to any other remedy to which such Party is entitled at Law or in equity. Each of the Parties hereby waives (a) any defense in an Action for specific performance that a remedy at law would be adequate to prevent or restrain breaches or threatened breaches and (b) any requirement under any Law to post a security as a prerequisite to obtaining equitable relief. Each Party agrees that the right of specific performance and other equitable relief is an integral part of the transactions contemplated by this Agreement and without that right neither Company or BTC Spinco, on the one hand, nor Parent, on the other hand, would have entered into this Agreement. For the avoidance of doubt, the Parties may pursue both a grant of specific performance or other equitable remedies to the extent permitted by this Section 10.11 and the payment of damages as contemplated by Section 9.2, but shall not be entitled or permitted to receive an award of damages if specific performance or other equitable remedies are awarded and consummation of the Merger occurs and shall not be entitled or permitted to receive an award of specific performance or other equitable remedies if damages are awarded.

        Section 10.12    Waiver of Jury Trial.    EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 10.12.

        Section 10.13    Authorship.    The Parties agree that the terms and language of this Agreement are the result of negotiations among the Parties and their respective advisors and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any Party. Any controversy over construction of this Agreement shall be decided without regard to events of authorship or negotiation.

[SIGNATURE PAGE FOLLOWS]

        IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective duly authorized officers, all as of the date first written above.

[BTC SPINCO]
By:
Name:
Title:
INDUSTRIAL PROPERTY TRUST INC.
By:
Name:
Title:

[Signature page to the Tax Matters Agreement]